10/22

02055744

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sime Darby Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4968 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02



ANNUAL 2002 REPORT

Sime Darby

Sime Darby Berhad

(41759-M)



The Sime Darby Group

Sime Darby Berhad is Malaysia's leading multinational and one of Southeast Asia's largest conglomerates. Founded in 1910, the Company has grown from a single company offering a single product and service in one country into a strong and dynamic international Group with a comprehensive range of business activities carried out by more than 26,000 employees in over 280 companies in 19 countries. Known for its financial and management capabilities, Sime Darby is listed on the Main Board of the Kuala Lumpur Stock Exchange with a market capitalisation in excess of US$3.0 billion as at 30th June 2002.

Today, in addition to its original plantations core business activity, Sime Darby is also a major player in the motor vehicle distribution, heavy equipment distribution, property, tyre manufacturing, and energy industries. While the core businesses are located in Malaysia, the Group has extensive trading and manufacturing interests in the People's Republic of China (including Hong Kong SAR and Macau SAR), Singapore and Australia. The Group also operates in Negara Brunei Darussalam, Indonesia, Thailand, Vietnam, the Philippines, United Kingdom, Egypt, New Zealand, the Solomon Islands, Papua New Guinea and New Caledonia.



CONTENTS

NOTICE IS HEREBY GIVEN that the Twenty-Fourth Annual General Meeting of Sime Darby Berhad will be held at Mahkota Ballroom, Hotel Istana, 73 Jalan Raja Chulan, 50250 Kuala Lumpur, Malaysia on Thursday, 31st October 2002 at 11.30 a.m. for the following purposes:-

AS ORDINARY BUSINESS

a. To receive and adopt the Directors' Report and the Financial Statements for the year ended 30th June 2002 and the Auditors' Report thereon. (Resolution 1)

b. To declare a final dividend for the year ended 30th June 2002. (Resolution 2)

c. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965:-

(i) "That, pursuant to Section 129(6) of the Companies Act, 1965, Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 3)

(ii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Michael Wong Pakshong be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 4)

(iii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 5)

d. To re-elect the following Directors:-

Tan Sri Abu Talib bin Othman (Resolution 6)

Dato' Mohamed Azman bin Yahya (Resolution 7)

Michael Wong Kuan Lee (Resolution 8)

e. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 9)

AS SPECIAL BUSINESS

f. To consider and, if thought fit, pass the following Ordinary Resolution:-

Authority to Allot Shares pursuant to Section 132D of the Companies Act, 1965

"That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby authorised, pursuant to Section 132D of the Companies Act, 1965, to allot and issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per centum of the issued share capital of the Company for the time being." (Resolution 10)

g. To consider and, if thought fit, pass the following Ordinary Resolution:-

Proposed Share Buy-back

"That, subject to compliance with the Companies Act, 1965 and all other applicable laws, guidelines, rules and regulations, approval be and is hereby given to the Company to utilise up to an amount not exceeding RM1 billion from the retained profits and share premium account of the Company, to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed 232,615,807 representing ten per centum of the issued and paid-up ordinary share capital of the Company as at 20th September 2002;

And that an amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account of RM901.7 million and RM2,383.8 million respectively (based on its audited accounts for the financial year ended 30th June 2002) be allocated for the proposed share buy-back, using internally generated funds;

And that such authority shall commence upon the passing of this resolution, until the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held unless revoked or varied by Ordinary Resolution of the shareholders of the Company in general meeting;

And that authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or to cancel them and/or to resell them and/or to distribute them as share dividends;

And that authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-back Account) and to enter into any agreements, arrangements and guarantees with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities. (Resolution 11)

h. To consider and, if thought fit, pass the following Ordinary Resolution:-

Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"That, subject to the Companies Act, 1965 ("Act"), the Memorandum and Articles of Association of the Company and the Listing Requirements of the Kuala Lumpur Stock Exchange, approval be and is hereby given to the Company and/or its subsidiary companies to enter into all arrangements and/or transactions involving the interests of Directors, major shareholders or persons connected with Directors and/or major shareholders of the Company and/or its subsidiary companies ("Related Parties") as specified in Section 3.1 of the Circular to Shareholders dated 7th October 2002 provided that such arrangements and/or transactions are:

(i) recurrent transactions of a revenue or trading nature;

(ii) necessary for the day-to-day operations;

(iii) carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public; and

(iv) are not to the detriment of the minority shareholders

(the "Mandate");

And that the Mandate, unless revoked or varied by the Company in a general meeting, shall continue in force until the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the said Act);

And further that the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to the Mandate." (Resolution 12)

By Order of the Board

Yeoh Poh Yew, Nancy
Group Secretary

Saleha binti M. Ramly
Joint Group Secretary

Kuala Lumpur
7th October 2002

Note

A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form of Proxy is enclosed herewith and should be completed and deposited at the office of the Share Registrar of the Company not less than 48 hours before the time fixed for the meeting.

EXPLANATORY NOTE ON SPECIAL BUSINESSES

(1) Authority to Allot Shares pursuant to Section 132D of Companies Act, 1965

The Company continues to consider opportunities to broaden the operating base and earnings potential of the Company. If any of the expansion/diversification proposals involves the issue of new shares, the Directors, under present circumstances, would have to convene a general meeting to approve the issue of new shares even though the number involved may be less than 10% of the issued capital.

In order to avoid any delay and costs involved in convening a general meeting to approve such issue of shares, it is thus considered appropriate that the Directors be empowered to issue shares in the Company, up to an amount not exceeding in total 10% of the issued share capital of the Company for the time being, for such purpose. This authority, unless revoked or varied at a general meeting, will expire at the next Annual General Meeting of the Company.

(2) Proposed Share Buy-back

The proposed Resolution 11, if passed, will empower the Directors to purchase the Company's shares of up to 10% of the issued and paid-up capital of the Company by utilising the funds allocated out of the retained profits and the share premium account of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

The proposed Resolution 12, if passed, will enable the Company and/or its subsidiaries to enter into recurrent transactions involving the interests of Related Parties, which are of a revenue or trading nature and necessary for the Group's day-to-day operations, subject to the transactions being carried out in the ordinary course of business and on terms not to the detriment of the minority shareholders of the Company.

Further information on the Proposed Share Buy-back and the Proposed Shareholders' Mandate for Recurrent Related Party Transactions are set out in the Circular to Shareholders dated 7th October 2002, despatched together with the Company's 2002 Annual Report.

1. DIRECTORS WHO ARE STANDING FOR RE-APPOINTMENT OR RE-ELECTION

The Directors standing for re-appointment under Section 129(6) of the Companies Act, 1965, are:

(a) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
(b) Michael Wong Pakshong
(c) Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali

The Directors standing for re-election are:

(a) Tan Sri Abu Talib bin Othman
(b) Dato' Mohamed Azman bin Yahya
(c) Michael Wong Kuan Lee

The profiles of the above Directors are set out in the section entitled 'Corporate Information' on pages 7 to 10. Their shareholdings in the Company and its subsidiaries are set out in the section entitled 'Analysis Of Shareholdings' on page 95.

2. DETAILS OF ATTENDANCE OF DIRECTORS AT BOARD MEETINGS

A total of eight (8) Board Meetings were held during the financial year ended 30th June 2002.

The attendance of the Directors standing for re-appointment and re-election at the Annual General Meeting are disclosed in their respective profiles in the section entitled 'Corporate Information' on pages 7 to 10.

3. DATE, TIME AND PLACE OF THE ANNUAL GENERAL MEETING

The Twenty-Fourth Annual General Meeting of Sime Darby Berhad will be held as follows:

Date : Thursday, 31st October 2002

Time : 11:30 a.m.

Place : Mahkota Ballroom, Hotel Istana
73 Jalan Raja Chulan
50250 Kuala Lumpur
Malaysia

RM Million	**2002**	2001	2000	1999	1998	1997	1996
Revenue	**12,053.1**	11,817.1	10,971.5	9,910.5	12,075.8	13,236.0	10,779.7
Profit/(Loss) Before Taxation	**1,148.1**	1,130.5	1,199.1	1,018.2	(70.7)	1,681.2	1,367.1
Net Profit/(Loss)	**771.2**	617.0	769.5	821.8	(540.9)	815.4	692.6
Net Profit excluding exceptional items	**804.7**	695.2	622.3	727.2	682.1	835.8	682.5
Shareholders' Funds	**7,188.4**	6,771.9	6,728.8	6,454.6	5,911.0	6,041.2	5,787.3

Sen per Share	**2002**	2001	2000	1999	1998	1997	1996
Earnings/(Loss) per Share	**33.2**	26.5	33.1	35.3	(23.3)	35.1	30.4
Earnings per Share excluding exceptional items	**34.6**	29.9	26.8	31.3	29.3	29.0	30.4
Dividends per Share – Net	**17.0**	17.1	17.0	16.0	2.9	16.8	14.8



SITTING: left to right: Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid • Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya • Tan Sri Nik Mohamed bin Nik Yaacob • Martin Giles Manen
STANDING: left to right: Tan Sri Abu Talib bin Othman • Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali • Datuk Khatijah binti Ahmad • Dato' Mohamed Azman bin Yahya • Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali • Michael Wong Kuan Lee • Yeoh Poh Yew, Nancy • Saleha binti M. Ramly
NOT PRESENT: Dr. David Li Kwok Po • Michael Wong Pakshong

BOARD OF DIRECTORS

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
P.M.N., S.P.M.P., D.G.S.M., S.S.M.T., S.P.N.S., S.P.D.K., S.S.S.A., D.P.C.M., S.I.M.P., P.N.B.S., S.P.M.T., J.M.N., S.M.P., P.J.K.
(Non-Independent Non-Executive Chairman)

Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
P.S.M., S.S.D.K., D.S.D.K., J.M.N., J.S.D.
(Non-Independent Non-Executive Deputy Chairman)

Tan Sri Nik Mohamed bin Nik Yaacob
P.S.M., P.J.N.
(Group Chief Executive)

Martin Giles Manen
(Group Finance Director)

Tan Sri Abu Talib bin Othman
P.M.N., P.S.M., S.I.M.P., S.S.S.A., D.G.S.M., D.P.M.S., D.M.P.N., D.C.S.M., J.S.M., K.M.N., P.P.T.
(Non-Independent Non-Executive Director)

Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
P.S.M., P.J.N., S.I.M.P., D.P.C.M., D.P.M.P., J.M.N., A.M.N.
(Independent Non-Executive Director)

Datuk Khatijah binti Ahmad
P.J.N.
(Non-Independent Non-Executive Director)

Dr. David Li Kwok Po
G.B.S., O.B.E., J.P.
(Independent Non-Executive Director)

Dato' Mohamed Azman bin Yahya
D.I.M.P.
(Independent Non-Executive Director)

Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
P.S.M.
(Non-Independent Non-Executive Director)

Michael Wong Kuan Lee
J.M.N.
(Independent Non-Executive Director)

Michael Wong Pakshong
(Independent Non-Executive Director)

SECRETARIES

Yeoh Poh Yew, Nancy (Group Secretary)
Saleha binti M. Ramly (Joint Group Secretary)

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

21st Floor, Wisma Sime Darby,
Jalan Raja Laut,
50350 Kuala Lumpur, Malaysia.
Telephone: 603-26914122
Telefax: 603-26987398
Web Site: http://www.simenet.com
E-Mail: enquiries@simenet.com

SHARE REGISTRAR

PFA Registration Services Sdn Bhd (19234-W)
Level 13, Uptown 1, No. 1, Jalan SS21/58,
Damansara Uptown, 47400 Petaling Jaya,
Selangor Darul Ehsan, Malaysia.
Telephone: 603-77254888, 603-77258046
Telefax: 603-77222311
E-Mail: regn@tm.net.my or regn@pfa.com.my

TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID

YBhg Tan Sri Dato' Seri Ahmad Sarji, 64, a Malaysian, is a Non-Independent Non-Executive Director and the Chairman of Sime Darby Berhad. He was appointed to the Board on 4th August 1998. YBhg Tan Sri Dato' Seri Ahmad Sarji is a graduate of the University of Malaya, The Institute of Social Studies, The Hague and Harvard University. He was previously the Chief Secretary to the Malaysian Government. Other public companies in which he is a director are Permodalan Nasional Berhad, Golden Hope Plantations Berhad, MNI Holdings Berhad, NCB Holdings Berhad, Petaling Garden Berhad, Kontena Nasional Berhad, Yayasan Pelaburan Bumiputra, Pelaburan Hartanah Nasional Berhad, Amanah Saham Nasional Berhad, Pengurusan Pelaburan ASW 2020 Berhad and Pengurusan Pelaburan ASN Berhad. YBhg Tan Sri Dato' Seri Ahmad Sarji chairs the Executive Committee and the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company, except that he is also the Chairman of Permodalan Nasional Berhad, a major shareholder of Sime Darby Berhad. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid

TUNKU TAN SRI DATO' SERI AHMAD BIN TUNKU YAHAYA

YM Tunku Tan Sri Dato' Seri Ahmad, 73, a Malaysian, is a Non-Independent Non-Executive Director and the Deputy Chairman of Sime Darby Berhad. He was appointed to the Board on 4th January 1979. YM Tunku Tan Sri Dato' Seri Ahmad is an honours graduate in Economics from the University of Bristol and a Certified Accountant. He joined Dunlop Malaysian Industries Berhad in 1962 and served as Managing Director from 1973 until 1978 when he left to join Sime Darby Berhad. He was a director of the Malaysian Central Bank for 28 years before retiring in 1995. Other public companies in which he is a director are DMIB Berhad, Tractors Malaysia Holdings Berhad, Kuala Lumpur City Centre Berhad, Kuala Lumpur City Centre Development Berhad and Kuala Lumpur City Park Berhad. YM Tunku Tan Sri Dato' Seri Ahmad is a member of the Executive Committee and the Audit & Accounts Committee and chairs the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya

TAN SRI NIK MOHAMED BIN NIK YAACOB

YBhg Tan Sri Nik Mohamed, 53, a Malaysian, is a Non-Independent Executive Director and the Group Chief Executive of Sime Darby Berhad. He was appointed to the Board on 1st December 1990. YBhg Tan Sri Nik Mohamed holds an Engineering Degree from Monash University and a Masters in Business Management from the Asian Institute of Management. He was Sime Darby Berhad's Director of Operations in Malaysia prior to appointment as the Group Chief Executive in 1993. Other public companies in which he is a director are DMIB Berhad, Sime UEP Properties Berhad, Tractors Malaysia Holdings Berhad, Consolidated Plantations Berhad, Port Dickson Power Berhad, SD Holdings Berhad, Sime Malaysia Region Berhad, SIRIM Berhad and several foreign public companies in the Sime Darby Group. YBhg Tan Sri Nik Mohamed is a member of the Executive Committee and the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company, except that he is deemed interested in the transactions entered into with Sime UEP Properties Berhad which are carried out in the ordinary course of business, by virtue of him being a director of and having shares in Sime UEP Properties Berhad. He attended seven (7) of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Tan Sri Nik Mohamed bin Nik Yaacob



Martin Giles Manen

MARTIN GILES MANEN

Mr. Manen, 47, a Malaysian, is a Non-Independent Executive Director and the Group Finance Director of Sime Darby Berhad. He was appointed to the Board on 30th May 2001. Mr. Manen is a member of the Malaysian Institute of Certified Public Accountants as well as the Malaysian Institute of Accountants. He is also a member of the Malaysian Accounting Standards Board and the Chairman of the International Fiscal Association - Malaysia Branch. He joined Sime Darby Berhad in 1986 and served as Group Tax Controller and Group Secretary prior to appointment as Group Finance Director in April 2001. Other public companies in which he is a director are DMIB Berhad, Sime UEP Properties Berhad, Tractors Malaysia Holdings Berhad, Consolidated Plantations Berhad, Kuala Lumpur Golf & Country Club Berhad, SD Holdings Berhad and several foreign public companies in the Sime Darby Group. Mr. Manen is a member of the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Tan Sri Abu Talib bin Othman

TAN SRI ABU TALIB BIN OTHMAN

YBhg Tan Sri Abu Talib, 63, a Malaysian, is a Non-Independent Non-Executive Director. He was appointed to the Board on 16th November 1998. YBhg Tan Sri Abu Talib is a Barrister-at-law and has served in various capacities in the Judicial and Legal service of the Government of Malaysia, including as Attorney-General of Malaysia. Other public companies in which he is a director are British American Tobacco (Malaysia) Berhad, IGB Corporation Berhad, Alliance Bank Malaysia Berhad, Alliance Merchant Bank Berhad, Alliance Unit Trust Management Berhad and MUI Continental Insurance Berhad. YBhg Tan Sri Abu Talib is a member of the Executive Committee and the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended seven (7) of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali

TAN SRI DATUK DR. AHMAD TAJUDDIN BIN ALI

YBhg Tan Sri Datuk Dr. Ahmad Tajuddin, 54, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 22nd June 2001. He holds a Degree in Mechanical Engineering from King's College, University of London, a Ph.D in Nuclear Engineering from Queen Mary College, University of London and an Honorary Degree of Doctor of Science from Universiti Putra Malaysia. YBhg Tan Sri Datuk Dr. Ahmad Tajuddin was previously the Director-General of SIRIM Berhad and the Executive Chairman of Tenaga Nasional Berhad. Other public companies in which he is a director are SIRIM Berhad, Tracoma Holdings Berhad and Deutsche Bank (Malaysia) Berhad. YBhg Tan Sri Datuk Dr. Ahmad Tajuddin is a member of the Audit & Accounts Committee and the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.

DATUK KHATIJAH BINTI AHMAD

YBhg Datuk Khatijah, 62, a Malaysian, is a Non-Independent Non-Executive Director. She was appointed to the Board on 13th September 1997. YBhg Datuk Khatijah holds a Degree in Economics from the London School of Economics & Political Science of the University of London. She is the Executive Chairman of the KAF group of companies, a financial services group which she founded in 1973. Other public companies in which she is a director are KAF Discounts Berhad and KAF-Seagroatt & Campbell Berhad. YBhg. Datuk Khatijah is a member of the ESOS Committee of the Board. She does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company, except for acquisitions or sales of bonds in the previous financial years to/from Sime Darby Berhad and/or its subsidiaries, which were carried out in the ordinary course of business of KAF Discounts Berhad, of which she is a major shareholder. She attended seven (7) of the eight (8) Board Meetings held in the financial year ended 30th June 2002. She has had no convictions for any offences.



Datuk Khatijah binti Ahmad

DR. DAVID LI KWOK PO

Dr. Li, 63, a British citizen, is an Independent Non-Executive Director. He was appointed to the Board on 5th September 1992. Dr. Li is a Cambridge University Economics and Law graduate and a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Bankers. He is presently the Chairman and Chief Executive of The Bank of East Asia Limited. He is a director of various companies in the Hong Kong S.A.R. Dr. Li is a member of the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended six (6) out of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Dr. David Li Kwok Po

DATO' MOHAMED AZMAN BIN YAHYA

YBhg Dato' Mohamed Azman, 38, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 16th November 1998. YBhg Dato' Mohamed Azman holds a Degree in Economics from the London School of Economics & Political Science of the University of London and is a member of the Malaysian Institute of Accountants and an Associate Member of the Institute of Chartered Accountants in England and Wales. He was previously the Executive Director of Amanah Merchant Bank Berhad and the Group Executive Director of Amanah Capital Malaysia Berhad. He is currently the Chairman of Pengurusan Danaharta Nasional Berhad, the national asset management company of Malaysia. Other public companies in which he is a director are Pharmaniaga Berhad, Malaysian Airline System Berhad, Island & Peninsular Berhad, PLUS Expressways Berhad and AE Multi Holdings Berhad. YBhg Dato' Mohamed Azman chairs the Audit & Accounts Committee and is a member of the Executive Committee and the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Dato' Mohamed Azman bin Yahya



Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali

RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHAMMAD ALI

YM Raja Tan Sri Muhammad Alias, 70, a Malaysian, is a Non-Independent Non-Executive Director. He was appointed to the Board on 16th November 1998. He graduated with a Bachelor of Arts (Hons) from University Malaya, Singapore and holds a Certificate of Public Administration from the Royal Institute of Public Administration, London. He held various positions in Government service and was the Chairman of Felda from 1979 to June 2001. Other public companies in which he is a director are Malayan Banking Berhad, Kuala Lumpur Kepong Berhad, Batu Kawan Berhad, Kumpulan Guthrie Berhad and Mayban Fortis Holdings Berhad. YM Raja Tan Sri Muhammad Alias is a member of the Executive Committee and the Audit & Accounts Committee and chairs the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company, except that he is also a director of Malayan Banking Berhad which, directly or through its subsidiaries, has transactions with Sime Darby Berhad and/or its subsidiaries, which are carried out in the ordinary course of business. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Michael Wong Kuan Lee

MICHAEL WONG KUAN LEE

Mr. Wong, 64, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 7th September 1991. Mr. Wong holds a Law Degree from the University of Singapore. He joined Messrs. Shook Lin & Bok, a legal firm, in 1964 and resigned in 1991 as its Chief Executive Partner but remains as a consultant. He previously served as a Senator in the Malaysia Parliament and as a director of the Malaysian Central Bank. Mr. Wong is also a director of Keck Seng (Malaysia) Berhad. He is a member of the Audit & Accounts Committee, the Nomination Committee and the Remuneration Committee of the Board and he is the Senior Independent Director to whom all concerns may be conveyed. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.



Michael Wong Pakshong

MICHAEL WONG PAKSHONG

Mr. Wong, 71, a Singaporean, is an Independent Non-Executive Director. He was appointed to the Board on 15th April 1981. Mr. Wong is a Chartered Accountant and was formerly the Managing Director of the Monetary Authority of Singapore. Other public companies in which he is a director are GEL Capital (Malaysia) Berhad, Great Eastern Life Assurance (Malaysia) Berhad, Overseas Assurance Corporation (Malaysia) Bhd. and Overseas Assurance Corporation (Holdings) Bhd. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the eight (8) Board Meetings held in the financial year ended 30th June 2002. He has had no convictions for any offences.

The Board of Directors of Sime Darby Berhad is pleased to present the report on the Audit & Accounts Committee of the Board for the year ended 30th June 2002.

The Audit & Accounts Committee was established by a resolution of the Board on 12th October 1981.

Members and meetings
The members of the Audit & Accounts Committee during the year comprised the Directors listed below. During the year ended 30th June 2002, the Committee held meetings on 28th August 2001, 27th November 2001, 26th February 2002 and 28th May 2002 respectively, a total of four (4) meetings.

Name	Status of directorship	Independent	Attendance of meetings
Dato' Mohamed Azman bin Yahya (Chairman of the Committee)	Non-Executive Chairman of the Committee and a member of the Malaysian Institute of Accountants	Yes	Attended 4 out of 4 meetings
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Non-Executive Director	No	Attended 4 out of 4 meetings
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Non-Executive Director and a Certified Accountant	No	Attended 4 out of 4 meetings
Michael Wong Kuan Lee	Non-Executive Director	Yes	Attended 4 out of 4 meetings
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali	Non-Executive Director	Yes	Attended 4 out of 4 meetings

Terms of reference
The terms of reference of the Committee are as follows:

Membership
The Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent Directors and at least one of whom shall be a member of the Malaysian Institute of Accountants or one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act, 1967. The Chairman of the Committee shall be an independent non-executive Director appointed by the Board.

Meetings and minutes
Meetings shall be held not less than four (4) times a year and the Group Chief Executive, Group Finance Director, Chief Internal Audit Manager and a representative of the external auditors shall normally be invited to attend the meetings. Other members of the Board may attend the meetings upon the invitation of the Committee. At least once a year, the Committee shall meet the external auditors without any executive Directors present. The quorum shall be two (2) members, a majority of whom must be independent Directors. Minutes of each meeting shall be kept and distributed to each member of the Committee and of the Board. The Chairman of the Committee shall report on each meeting to the Board. The Secretary to the Committee shall be the Group Secretary.

Authority
The Committee is authorised by the Board:

i. to investigate any activity within its terms of reference and shall have unrestricted access to both the internal and external auditors and to all employees of the Group;

ii. to have the resources in order to perform its duties as set out in its terms of reference;

iii. to have full and unrestricted access to information pertaining to the Group and the Company;

iv. to have direct communication channels with the internal and external auditors; and

v. to obtain external legal or other independent professional advice as necessary.

Notwithstanding anything to the contrary hereinbefore stated, the Committee does not have executive powers and shall report to the Board of Directors on matters considered and its recommendations thereon, pertaining to the Group and the Company.

Responsibility
Where the Committee is of the view that a matter reported by it to the Board of Directors has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Kuala Lumpur Stock Exchange, the Committee has the responsibility to promptly report such matter to the Kuala Lumpur Stock Exchange.

Review of the composition of the Committee
The term of office and performance of the Committee and each of the members shall be reviewed by the Board of Directors at least once every three (3) years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

Duties
The duties of the Committee are:

a. to consider the appointment, resignation and dismissal of external auditors and the audit fee;

b. to review the nature and scope of the audit with the internal and external auditors before the audit commences;

c. to review the quarterly and annual financial statements of the Group and the Company focusing on the matters set out below, and thereafter to submit them to the Board:

- any changes in accounting policies and practices;
- significant adjustments arising from the audit;
- the going concern assumption;
- compliance with accounting standards and regulatory requirements.

d. to discuss problems and reservations arising from the interim and final audits, and any matter the external auditors may wish to discuss;

e. to review the audit reports prepared by the internal and external auditors, the major findings and management's responses thereto;

f. to review the adequacy of the scope, functions and resources of the internal and management audit department and whether it has the necessary authority to carry out its work;

g. to consider the report, major findings and management's response thereto on any internal investigations carried out by the internal auditors;

h. to review any appraisal or assessment of the performance of executives in the internal and management audit department;

i. to approve any appointment or termination of senior executives in the internal and management audit department;

j. to be informed of any resignation of executives in the internal and management audit department and to provide the resigning executive an opportunity to submit his/her reason for resignation;

k. to review the evaluation of the systems of internal control with the auditors;

l. to review the assistance given by the Group's and the Company's employees to the auditors;

m. to review related party transactions entered into by the Group and the Company to ensure that such transactions are undertaken on the Group's normal commercial terms and that the internal control procedures with regards to such transactions are sufficient; and

n. any such other functions as may be agreed to by the Committee and the Board.

Activities of the Committee during the year
In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the year ended 30th June 2002 in the discharge of its functions and duties:

a. review of the audit plans for the year for the Group and the Company prepared by the internal and external auditors;

b. review of the audit reports for the Group and the Company prepared by the internal and external auditors and consideration of the major findings by the auditors and management's responses thereto;

c. review of the quarterly and annual reports of the Group and the Company prior to submission to the Board of Directors for consideration and approval;

d. review of the environmental, safety and health reports for the Group and the Company prepared by the internal auditors and consideration of their major findings and management's responses thereto;

e. review of the related party transactions entered into by the Group and the Company and the disclosure of such transactions in the annual report of the Company;

f. commissioning of special reviews on specific areas of operations;

g. review of the minutes of meetings of the audit committees of public listed and other subsidiary companies in the Group; and

h. meeting with the external auditors without any executives present except the Group Secretary.

Internal audit functions

The Company has an Internal and Management Audit Department whose principal responsibility is to undertake regular and systematic reviews of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively in the Company and the Group. The Department is also responsible for the conduct of regular and systematic reviews of environmental, safety and health issues in the Company and the Group. The attainment of such objectives involves the following activities being carried out by the Department:

a. reviewing and appraising the soundness, adequacy and application of accounting, financial and other controls and promoting effective control in the Group and the Company at reasonable cost;

b. ascertaining the extent of compliance with established policies, procedures and statutory requirements;

c. ascertaining the extent to which the Group's and the Company's assets are accounted for and safeguarded from losses of all kinds;

d. appraising the reliability and usefulness of information developed within the Group and the Company for management;

e. recommending improvements to the existing systems of controls;

f. carrying out audit work in liaison with the external auditors to maximise the use of resources and for effective coverage of audit risks;

g. carrying out investigations and special reviews requested by management and/or the Audit & Accounts Committee of the Company;

h. carrying out environmental, safety and health audits on the Group and the Company; and

i. identifying opportunities to improve the operations of and processes in the Group and the Company.

This report is made in accordance with a resolution of the Board of Directors dated 27th August 2002.

The Code

In March 2000, the Finance Committee on Corporate Governance issued the Malaysian Code on Corporate Governance ("the Code"). The Code sets out principles and best practices on structures and processes that companies may use in their operations towards achieving the optimal governance framework.

The Board of Sime Darby welcomes the Code and is committed to ensuring that the highest standards of corporate governance are practised throughout the Group as a fundamental part of discharging its responsibilities to protect and enhance shareholder value and the financial performance of Sime Darby Berhad.

The Board of Sime Darby is pleased to make a disclosure to shareholders on the manner in which it has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Code. These principles and best practices have been applied throughout the year ended 30th June 2002 and are regularly audited and reviewed to ensure transparency and accountability. The only area of non-compliance with the Code is the recommended disclosure of details of the remuneration of each director. Details of the Directors' remuneration are set out in Note 2 to the financial statements by applicable bands of RM50,000, which complies with the disclosure requirements under the Kuala Lumpur Stock Exchange's Listing Requirements. The Board is of the view that the transparency and accountability aspects of corporate governance as applicable to Directors' remuneration are appropriately served by the band disclosure made.

The Board of Directors

The Board has the overall responsibility for corporate governance, strategic direction and overseeing the investments of the Company.

The Board meets at least five times a year, with additional meetings convened as necessary. During the year ended 30th June 2002, eight Board meetings were held. Details of the attendance of the Directors at the Board Meetings are disclosed in their respective personal profiles set out on pages 7 to 10.

Board balance

The Board currently has twelve members, comprising ten non-executive Directors (including the Chairman) and two executive Directors. Five of the twelve Directors are independent Directors, which is in excess of the Kuala Lumpur Stock Exchange's requirement of one-third. Together, the Directors have a wide range of legal, business, financial and technical experience. This mix of skills and experience is vital for the successful direction of the Group. A brief profile of each Director is presented on pages 7 to 10.

There is a clear division of responsibility between the Chairman and the Group Chief Executive to ensure that there is a balance of power and authority. The role of the Chairman and the Group Chief Executive are separated and clearly defined. The Chairman is responsible for ensuring Board effectiveness and conduct whilst the Group Chief Executive has overall responsibilities over the operating units, organisational effectiveness and implementation of Board policies and decisions. The presence of independent non-executive Directors fulfils a pivotal role in corporate accountability. Although all the Directors have an equal responsibility for the Group's operations, the role of these independent non-executive Directors is particularly important as they provide unbiased and independent views, advice and judgement to take account of the interests, not only of the Group, but also of shareholders, employees, customers, suppliers and the many communities in which the Group conducts business.

Supply of information

All Directors are provided with an agenda and a set of Board papers prior to Board meetings. This is issued in sufficient time to enable the Directors to obtain further explanations, where necessary, in order to be properly briefed before the meeting. The Board papers include, among others, the following:-

i. quarterly financial report and a report on the Group's cash and borrowings position;
ii. minutes of meetings of the Group Management Committee;
iii. minutes of meetings of all Committees of the Board; and
iv. Annual Business Plans.

In addition, there is a schedule of matters reserved specifically for the Board's decision, including the approval of corporate plans and annual budgets, acquisitions and disposals of undertakings and properties of a substantial value, major investments and financial decisions, and changes to the management and control structure within the Group, including key policies and procedures and delegated authority limits.

Directors may obtain independent professional advice in the furtherance of their duties, at the Company's expense.

All Directors have access to the advice and services of the Group Secretaries in carrying out their duties.

The following Board Committees have been established to assist the Board in the execution of its responsibilities. Apart from the Executive Committee, the Remuneration Committee and the ESOS Committee, the other Committees listed below do not have executive powers but report to the Board on all matters considered and their recommendations thereon. The terms of reference of each Committee have been approved by the Board and, where applicable, comply with the recommendations of the Code.

a. Executive Committee

The authorities and functions of the Board have been delegated to the Executive Committee. The Executive Committee, as a general rule, meets on a monthly basis except for the months in which the Board has a meeting scheduled. During the year ended 30th June 2002, six meetings were held. The members of the Executive Committee during the year, and their attendance at the meetings, were as follows:-

Name of member	No. of meetings attended
Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid (Chairman of the Executive Committee)	6 out of 6
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	6 out of 6
Tan Sri Nik Mohamed bin Nik Yaacob	6 out of 6
Tan Sri Abu Talib bin Othman	5 out of 6
Dato' Mohamed Azman bin Yahya *(appointed on 6th November 2001)*	3 out of 3
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	6 out of 6

b. Audit & Accounts Committee

The Audit & Accounts Committee reviews issues of accounting policy and presentation for external financial reporting, monitors the work of the internal audit function and ensures an objective and professional relationship is maintained with the external auditors. The Committee has full access to the auditors both internally and externally who, in turn, have access at all times to the Chairman of the Committee. The Committee meets with the external auditors without any executive present except for the Group Secretary, at least once a year.

In line with good corporate governance practice, none of the executive Directors are members of the Audit & Accounts Committee.

The report on the Audit & Accounts Committee may be found on pages 11 to 13.

c. Remuneration Committee

The Remuneration Committee is responsible for developing the Group's remuneration policy and determining the remuneration packages of executive employees of the Sime Darby Group, including that of its Malaysian public listed subsidiaries. The Committee proposes, subject to the approval of the respective Boards, the remuneration and terms and conditions of service of senior management and the remuneration to be paid to each Director for his services as a member of the Board as well as Committees of the Board.

During the year ended 30th June 2002, three meetings were held. The members of the Remuneration Committee during the year, all of whom are non-executive Directors, and their attendance at the meetings, were as follows:-

Name of member	No. of meetings attended
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Chairman of the Remuneration Committee)	3 out of 3
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(resigned on 8th December 2001)*	n/a
Tan Sri Abu Talib bin Othman	3 out of 3
Dato' Mohamed Azman bin Yahya	3 out of 3
Michael Wong Kuan Lee *(appointed on 29th August 2001)*	2 out of 2

d. Nomination Committee

The Nomination Committee has been charged with identifying and recommending new nominees to the Board as well as committees of the Board of Sime Darby Berhad and its Malaysian public listed subsidiaries. However, all decisions on appointments are made by the respective Boards after considering the recommendations of the Committee.

The Committee will review the required mix of skills, experience and other qualities including core competencies which non-executive Directors should bring to the Board.

The members of the Nomination Committee during the year, all of whom are non-executive Directors and a majority of whom are independent, and their attendance at the meetings, were as follows:-

Name of member

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
(Chairman of the Nomination Committee)
Dr. David Li Kwok Po
Michael Wong Kuan Lee

During the year ended 30th June 2002, one meeting was held, which was attended by all members of the Nomination Committee.

e. **ESOS Committee**
The ESOS Committee was established on 28th November 2001 to administer the Sime Darby Employees' Share Option Scheme in accordance with the objectives and regulations thereof and to determine participation eligibility, option offers and share allocations and to attend to such other matters as may be required. Since its establishment to 30th June 2002, three meetings were held. The members of the ESOS Committee, and their attendance at the meetings, were as follows:-

Name of member	No. of meetings attended
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Chairman of the ESOS Committee)	3 out of 3
Datuk Khatijah binti Ahmad	2 out of 3
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	3 out of 3
Tan Sri Nik Mohamed bin Nik Yaacob	3 out of 3
Martin Giles Manen	2 out of 3

Appointments to the Board
The Nomination Committee recommends the appointment of new Directors to the Board.

There is a familiarisation programme in place for new Board members, including visits to the Group's businesses and meetings with senior management as appropriate, to facilitate their understanding of the Group.

Re-election of the Directors
In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to election by shareholders at the first Annual General Meeting after their appointment.

In accordance with the Articles of Association, one-third of the remaining Directors are required to submit themselves for re-election by rotation at each Annual General Meeting.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act 1965.

Directors' Remuneration
The objective of the Company's policy on Directors' remuneration is to attract and retain the Directors of the calibre needed to run the Group successfully. In the case of executive Directors, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. Performance is measured against profits and other targets set from the Company's annual budget and plans and from returns provided to shareholders. In the case of non-executive Directors, the level of remuneration reflects the experience and level of responsibilities undertaken by the particular non-executive Director concerned.

The Remuneration Committee recommends to the Board the framework of the executive Directors' remuneration and the remuneration package for each executive Director. It is, nevertheless, the ultimate responsibility of the entire Board to approve the remuneration of these Directors.

The annual fees payable to the non-executive Directors has been fixed by the shareholders of the Company at an amount not exceeding, in aggregate, RM1,000,000. The determination of the fees of each non-executive Director is decided by the Board as a whole. The Company reimburses reasonable expenses incurred by these Directors in the course of their duties as Directors. The remuneration package comprises the following elements:-

1. **Fees**
   Fees payable to each of the non-executive Directors is determined by the Board as authorised by the shareholders of the Company.
2. **Basic salary**
   The basic salary (inclusive of statutory employer contributions to the Employees Provident Fund) for each executive Director is recommended by the Remuneration Committee, taking into account the performance of the individual, the inflation price index and information from independent sources on the rates of salary for similar positions in other comparable companies. Salaries are reviewed annually.
3. **Bonus scheme**
   The Group operates a bonus scheme for all employees, including the executive Directors. The criteria for the scheme is dependent on various performance measures of the Group, together with an assessment of each individuals' performance during the period. Bonuses payable to the executive Directors are approved by the Remuneration Committee.
4. **Benefits-in-kind**
   Other customary benefits (such as private medical care, car, etc.) are made available as appropriate.
5. **Pension arrangements**
   Both the Company's executive Directors participate in the Sime Darby Malaysian Retirement Plan, a defined contribution plan with the objective of providing a lump sum payment upon retirement or in the event of death in service.
6. **Service contract**
   None of the executive Directors have service contracts with the Company. The notice period for termination of employment is twelve (12) months on either side.

7. **Directors' share options**
   The movement in Directors' share options during the year ended 30th June 2002 is set out on page 45.

Details of the Directors' remuneration are set out on page 56.

Directors' Training
All members of the Board have attended the Mandatory Accreditation Programme prescribed by Research Institute of Investment Analysts Malaysia, the training arm of the Kuala Lumpur Stock Exchange. Directors are encouraged to attend continuous education programmes and seminars to keep abreast with developments in the market place.

Investor relations & Shareholder communication
The Board acknowledges the need for shareholders to be informed of all material business matters affecting the Company. In addition to various announcements made during the year, the timely release of financial results on a quarterly basis provides shareholders with an overview of the Group's performance and operations. A press conference and an analysts' briefing are held after the quarterly financial results are released to the Kuala Lumpur Stock Exchange. Summaries of the financial results are advertised in daily newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request.

The Company has been using the Annual General Meeting, usually held in October or November each year, as a means of communicating with shareholders. Shareholders who are unable to attend are allowed to appoint proxies to attend and vote on their behalf. Members of the Board as well as the Auditors of the Company are present to answer questions raised at the meeting. Shareholders are welcome to raise queries by contacting the Company at any time throughout the year and not just at the Annual General Meeting.

In addition, shareholders can obtain up-to-date information on the Group's various activities by accessing its website at www.simenet.com. Press releases and the latest quarterly results announcement of the Company can also be found on this site.

Any queries or concerns regarding the Sime Darby Group may be conveyed to the following persons:-

i. Michael Wong Kuan Lee, Senior Independent Director
   Telephone number : 603-20311788
   Facsimile number : 603-20311778

ii. Yeoh Poh Yew, Nancy, Group Secretary
   Telephone number : 603-26914122 extension 2268
   Facsimile number : 603-26987398

iii. Putri Rafidah Megat Khas, Group Manager - Communications
   Telephone number : 603-26914122 extension 2269
   Facsimile number : 603-26987398

Financial reporting
In presenting the annual financial statements and quarterly announcement of results to shareholders, the Directors aim to present a balanced and understandable assessment of the Group's position and prospects.

The Directors consider that in preparing the financial statements, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. All accounting standards which the Board considers to be applicable have been followed, subject to any explanations and material departures disclosed in the notes to the financial statements.

Relationship with the auditors
The role of the Audit & Accounts Committee in relation to the external auditors is stated on pages 11 to 13.

This statement is made in accordance with a resolution of the Board of Directors dated 27th August 2002.

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
Chairman

Tan Sri Nik Mohamed bin Nik Yaacob
Group Chief Executive

Responsibility
The Board of Directors acknowledges responsibility for maintaining a sound system of internal control and for reviewing its adequacy and integrity. The system of internal control designed to safeguard shareholders' investments and the Group's assets, by its nature can only manage rather than eliminate risk of failure to achieve business objectives, and inherently can only provide reasonable and not absolute assurance against material misstatement or loss.

During the year, the Board embarked on establishing procedures to implement in full the recommendations of the "Guidance for Directors of Public Listed Companies - Statement on Internal Control" for the company and its subsidiaries. These procedures, which are subject to regular review, are intended to provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

Risk management
Risk management is regarded by the Board of Directors as an integral part of the business operations.

Management is responsible for creating a risk-aware culture and for building the necessary knowledge of risk management. They also have the responsibility for managing risks and internal control associated with the operations and ensuring compliance with the applicable laws and regulations. The annual management plans of key operating units (excluding associated companies) include a section on significant risks identified, an assessment of the degree of risk, an evaluation of the effectiveness of the controls in place and the requirements for further controls. A summary of the significant risks was included in the Group management plan and presented to the Board of Directors during the financial year ended 30th June 2001.

During the year, senior managers in the Group attended a series of briefings and workshops on risk management which were facilitated by external consultants. The briefings and workshops were held to raise the level of knowledge of risk management amongst the managers and to enhance their understanding of the risks which potentially affect the achievement of their respective operating units' business objectives. Following these briefings and workshops, a summary of the significant risks identified, the impact and the likelihood of the risks occurring, existing controls and action plans was presented to the Board of Directors in August 2002.

Control structure and environment
The Board of Directors are committed to maintaining a strong control structure and environment for the proper conduct of the Group's business operations. The key elements are:

Operating structure with clearly defined lines of responsibility and delegated authority
The operating structure includes defined delegation of responsibilities to the committees of the Board, the management of Group Head Office and the operating units.

Independence of the Audit & Accounts Committee
The Audit & Accounts Committee comprises non-executive members of the Board, with the majority being independent directors. The Committee has full access to both the internal and external auditors and it meets with the external auditors without any executive present, except for the Group Secretary, at least once a year.

Written policies and procedures on the limits of delegated authority
The limits of delegated authority are clearly defined and set out in the Group Procedures and Authorities and the Standard Operating Procedures. These policies and procedures are reviewed regularly and updated when necessary.

Corporate values
Corporate values which emphasise ethical behaviour are set out in the Group Business Code.

Comprehensive information system
This information system includes preparation and submission of annual management plans, budgets and other information to the Board of Directors. Budgets prepared by operating units are regularly updated and explanation of variances are incorporated in monthly management reports. The Sime Darby Management Committee comprising the Group Chief Executive, the Group Finance Director and all divisional/regional directors review the performance and results of operating units on a monthly basis.

Employee competency
Emphasis is placed on the quality and abilities of employees with continuing education, training and development being actively encouraged through a wide variety of schemes and programmes.

Internal and Management Audit
The internal audit function which reports directly to the Audit & Accounts Committee conducts reviews on systems of control. The audit department is adequately staffed by employees who are qualified to carry out their work.

Monitoring and review of the effectiveness of the system of internal control
The processes adopted to monitor and review the effectiveness of the system of internal control are:

- Regular confirmation by the chief executive officer and chief financial officer of the respective operating units on the effectiveness of the system of internal control, highlighting any weaknesses and changes in risk profile. The same confirmation is provided by the Group Chief Executive and Group Finance Director to the Board annually.

- Implementation of Control Self-Assessment ("CSA") during the year by selected operating units using the questionnaire approach. The focus of the CSA is to ascertain compliance to procedures.

- Periodic examination of business processes and the state of internal control including control over quality, environmental, safety and health issues by the internal and management audit function. Reports on the reviews carried out by the internal and management audit function are submitted on a regular basis to the management and the Audit & Accounts Committee.

The monitoring, review and reporting arrangements in place give reasonable assurance that the structure of controls and its operations are appropriate to the Group's operations and that risks are at an acceptable level throughout the Group's businesses. Such arrangements, however, do not eliminate the possibility of human error, deliberate circumvention of control procedures by employees and others, or the occurrence of unforeseeable circumstances due to the possibility of poor judgement.

This statement is made in accordance with a resolution of the Board of Directors dated 27th August 2002.

The Directors are required by the Companies Act, 1965 ("the Act") to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company at the end of the financial year and the profit or loss of the Group and the Company for the financial year. As required by the Act and the Listing Requirements of the Kuala Lumpur Stock Exchange, the financial statements have been prepared in accordance with the applicable approved accounting standards in Malaysia and the provisions of the Act.

The Directors consider that in preparing the financial statements for the year ended 30th June 2002 set out on pages 47 to 86, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. The Directors have responsibility for ensuring that the Group and the Company keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Company which enable them to ensure that the financial statements comply with the Act. The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This statement is made in accordance with a resolution of the Board of Directors dated 27th August 2002.



On behalf of the Board of Directors of Sime Darby Berhad, it is my pleasure to present the Annual Report, incorporating the Financial Statements of the Group and the Company for the financial year ended 30th June 2002.

Review of Operations

The Group achieved a profit before tax of RM1,148.1 million for the year, representing an increase of 2% over the figure for the previous year. Overall, the performance of the Group's core businesses has been sustainable despite the weaker business conditions that prevailed in certain of the territories and industry sectors where the Group operates. The Group continued to undertake measures to improve operating efficiencies of its businesses and to meet the increased competitive pressures in the region.

Net profit for the year was 25% higher than the previous financial year mainly due to the privatisation of Sime Darby Hong Kong Limited and Sime Singapore Limited, a restructuring exercise carried out as part of an ongoing Group effort to increase shareholders' value.

ANALYSIS OF NET PROFIT

(Amounts in RM million)	2002	%	2001	%
Plantations	**73.2**	**6.4**	69.5	6.3
Tyre Manufacturing	**84.4**	**7.4**	87.6	7.9
Property	**245.8**	**21.7**	161.0	14.5
Heavy Equipment Distribution	**230.3**	**20.3**	229.6	20.7
Motor Vehicle Distribution	**293.2**	**25.9**	324.2	29.3
Energy	**164.3**	**14.5**	189.5	17.1
General Trading, Services and others	**42.8**	**3.8**	46.1	4.2
	1,134.0	**100.0**	1,107.5	100.0
Exceptional items	**(50.0)**		(74.6)	
Investment and interest income (net)	**64.1**		97.6	
Profit before taxation	**1,148.1**		1,130.5	
Taxation	**(220.4)**		(296.1)	
Profit after taxation	**927.7**		834.4	
Minority interests	**(156.5)**		(217.4)	
Group net profit for the year	**771.2**		617.0	

The Operations Report is set out on pages 24 to 40 of the Annual Report.

Major Corporate Proposals and Changes in the Composition of the Group

On 21st June 2002, Alliance Merchant Bank Berhad ('Alliance') on behalf of Sime Darby Berhad announced that Sime Darby Berhad had entered into a Reorganisation Agreement with DMIB Berhad, Sime Engineering Services Berhad (formerly known as CMF Technology Sdn Bhd) ('SES') and SDC Tyre Sdn Bhd (formerly known as Merit Manufacturing Sdn Bhd) ('SDC') relating to a proposed re-organisation of the corporate structure and businesses of DMIB which would involve inter alia, the privatisation of DMIB and the transfer of its listing status to SES ('the Proposal'). The Proposal is pending approvals from the relevant authorities and the shareholders of DMIB.

On 26th June 2002, Sime Darby Berhad announced that it had entered into a non-binding Memorandum of Understanding with Continental Aktiengesellschaft ('Continental') in relation to Continental's proposed acquisition of 30%, and later, a further interest, in the equity of SDC which would become the holding company for the entire equity interest in DMIB and Sime Tyres International (M) Sdn Bhd pursuant to the Proposal mentioned above. There has been no further development since then.

Finance

The Group remains sound financially with net cash of RM422.9 million and bonds of RM499.0 million as at 30th June 2002. The Group had started the year with net cash of RM811.8 million and bonds of RM700 million. About RM21.2 million was invested in bonds and RM208.1 million of the bonds were sold at a profit during the year. The purchase of the shares in Palmco Holdings Berhad cost the Group a total of RM313.1 million.

The Group continues to look for investment opportunities, including acquisitions which will complement or increase our involvement in the core businesses of the Group. Concurrently, business operations are under review with a view to divestment of the under-performing business units.

Following the announcement on 28th June 2002 on the Company's proposal to undertake an issuance of private debt securities of up to RM1,500 million nominal value based on Islamic principles, it was announced that the approval of the

Securities Commission to the proposed issuance had been obtained on 12th August 2002, subject to compliance with certain conditions prior to issuance. The proposed issuance is intended for the purpose of refinancing existing borrowings, acquisition of assets and working capital.

Dividends

The Board has recommended a final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3 sen per share tax exempt which with the interim dividend already paid of 5.0 sen gross per share, makes the total dividend for the year 22.5 sen gross per share. For the year, shareholders will receive a net dividend of 17.04 sen per share in total compared to the total dividend of 17.1 sen net per share last year.

The total dividend to be paid out for the financial year ended 30th June 2002 will be RM396.3 million.

Employees

Total staff strength of the Group at 30th June 2002 was 26,384 compared with 26,842 at the previous year end. The Board expresses its thanks to all employees of the Group for contributing to the results for the year. The employees have continued to show improved efficiency and productivity and they have accepted the performance improvement measures implemented by the management.

The Group continues to provide training to an increasing number of employees, mainly at the Sime Darby Human Resources Development Centre in Merlimau, an approved training centre. During this year, 3,244 executives and staff attended the training courses.

Under the Employees' Share Option Scheme (ESOS) which came into effect on 10th December 2001 for a period of five years, options over 68,380,000 of the Company's unissued shares were granted to all eligible Malaysian employees as well as eligible foreign executives. The ESOS is expected to motivate employees to further improve their performance for the benefit of the shareholders and other stakeholders.

Corporate Governance

The application of and compliance with the principles and best practices as set out in the Code on Corporate Governance has been disclosed in the Annual Report, which also includes a new "Statement on Internal Control" as required under the Kuala Lumpur Stock Exchange's Listing Requirements.

During the year, a Group-wide Risk Assessment review was undertaken to formalise the risk management framework in the Group.

The Board is committed to ensuring that the highest standards of corporate governance are practised throughout the Group.

Future Prospects

The Malaysian economy is forecast to remain favourable in the coming financial year despite the uncertainty affecting the major developed economies and the impact of the implementation of the ASEAN Free Trade Area. The Board is optimistic that, based on the measures taken to strengthen the Group's businesses, the results for the new financial year will remain satisfactory.

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
Chairman

Plantations

Despite lower crop yields compared to the previous year, the contribution from the Plantations Division was higher due to better average crude palm oil price obtained during the year of RM1,058 per tonne (2001: average of RM885 per tonne) and improved efficiencies in crop recovery.

Oil palm fresh fruit bunch (FFB) production of 1.34 million tonnes was 10.5% lower than the previous year. The crop reduction, largely due to the adverse cyclical change in production pattern in the country, resulted in a decline in total FFB processed, inclusive of outside crop, to 1.57 million tonnes (2001: 1.69 million tonnes). Improvements in harvesting and collection, however, contributed to a higher average oil extraction rate of 20% (2001: 19%).

During the year, the estate and mill operations were restructured into "business units" for better synergy in operations and accountability. Areas under mechanised collection and transport, field upkeep and manuring were increased. Besides greatly reducing labour content and increasing productivity, mechanisation also contributed to improvements in oil yield and quality.

As part of the mill rationalisation exercise to improve utilisation and cost, Tali Ayer Mill was shut down and crop diverted to Nova Scotia Mill. A new mill at Devon is under construction and expected to be commissioned in July 2003, to cater for crop from Negri Sembilan and Melaka.

As at 30th June 2002, total planted area in Kalimantan, inclusive of land planted on behalf of smallholders was 8,322 hectares, of which 78% was mature.

As part of the Division's total commitment to promoting sound environmental practices, zero burning is practised in the replanting of palms. Old trees are mechanically felled, shredded and allowed to decompose in the field, while pruned fronds and empty fruit bunches (EFB) are recycled in the field as mulch to improve soil fertility and also to reduce surface water run-offs and soil erosion.

Foods

This new division comprises five edible oil refineries, marketing of fats and oils and non-oil food based businesses which include aeroponic vegetable growing, processing and marketing. Products are marketed under various brands e.g. "Sunbeam", "Chief", "Morakot", "Golden Drop", and "Sime Fresh" that are owned by the Group.

The edible oil refineries recorded improved profits except for Savola Sime Egypt which was affected by difficult trading conditions and the devaluation of the Egyptian pound. The two Egyptian refineries are being consolidated and the operations restructured to improve cost competitiveness. Morakot in Thailand, which continued to show good results following improvements achieved the previous year, will be expanded in the new year.

Kempas Edible Oil Sendirian Berhad's new research and development centre is expected to be completed by October 2002. When commissioned, this new centre will provide strong support to the marketing of specialty fats. Meanwhile KEO is also preparing for certification under HACCP (Hazard Analysis Critical Control Point), an internationally recognised food safety methodology, to position itself as a high quality food manufacturer.





Top: Young oil palm seedlings being nurtured in a nursery

Above: The Division uses new generation high oil yielding planting materials

The Foods Division is gearing up to meet the challenges of the ASEAN Free Trade Area which will come into effect from 1st January 2003. Production plants are being streamlined and upgraded.

Investments in new oils and fats businesses in Morocco, Bangladesh and the People's Republic of China are being explored.

The aeroponic vegetable farms in Seremban and Singapore are under review for a restructuring of operations to improve cost competitiveness and operating efficiencies. Market awareness and acceptance of the "Sime Fresh" brand have improved but sales volumes and margins have been below expectations.

Plantations (including Kalimantan estates)	2002	2001
FFB production (tonnes)		
Own Crop	1,337,263	1,495,560
Deduct: Crop Sold Unprocessed	(121,997)	(177,305)
Outside Purchases	353,931	372,151
Total FFB Processed	1,569,197	1,690,406
Average Selling Price		
Palm Oil - Net of Duty (RM per tonne)	1,058	885
Palm Kernel - Ex-Mill (RM per tonne)	520	519
FFB - Ex-Estate (RM per tonne)	193	137
Rubber - Net of Duty (RM per kg)	2.10	2.57
Sales (tonnes)		
Palm Oil	303,832	318,794
Palm Kernel	86,854	94,646
FFB	121,997	177,305
Rubber	664	3,044
Area (Planted Hectares)		
Oil Palm	82,227	81,540
Rubber	1,670	2,531





Top: From tree to mill - mechanised evacuation of fresh fruit bunches using a combination of crop evacuating grabber, scissors' lift and bins

Above: Sunbeam cooking oil - another premium product from the Foods Division



In the domestic market, the strong Dunlop brand position complemented by the distribution of imported Japanese Dunlop premium tyres helped to push the turnover up from RM374.6 million in 2001 to RM394.5 million for the year under review. This improvement was all the more commendable given the level of competitive marketing activity as companies prepare to meet the challenge of the ASEAN Free Trade Area which comes into play on 1st January 2003. Competition from traditional tyre brands in the Malaysian market is severe but the importation of second-hand truck tyres and used casings for retreading is a new development in the market with serious safety implications for motorists.

The Division has been making excellent progress in its endeavour to improve productivity in the factory and customer service in the field. At the same time, every effort is being made to maintain the Dunlop brand image advantage in the market place through the media and by the sponsorship of motor sports events. The Rainforest Challenge has become the leading 4X4 event in the world, attracting international class participants from more than thirty countries.

In recent years, exports have increased as customers overseas accept the Simex brand name and for the year under review, exports represented 23.5% of turnover overall.

In the aftermath of the September 11 incident which resulted in a three-fold increase in the insurance premium for aircraft tyres, a review of the Division's aircraft tyre operation was undertaken during the year, which led to the closing down of both the business and factory.



Simex range of tyres



The Simex International 4X4 Rainforest Challenge - tropical jungles and year-end monsoon combine to make this a battle between man, machine and extreme ground and weather conditions





Smiles all round at the signing of the Memorandum of Understanding with Continental of Germany

During the year, DMIB and Sime Tyres International (M) Sdn Bhd (STI) respectively mutually entered into agreements to terminate the Technical Aid Agreement dated 6th January 1987 with Sumitomo Rubber Industries of Japan.

The Division subsequently entered into a new Technical Assistance Agreement with Continental of Germany, the largest manufacturer of tyres for cars, trucks, agricultural and industrial vehicles in Germany. Continental has also agreed in principle to acquire an initial 30%, and later a further interest, in the equity of SDC Tyre Sdn Bhd, which will become the holding company for the entire equity interest in DMIB and STI pursuant to the Reorganisation Scheme proposed by DMIB.

The Reorganisation Scheme, details of which have been announced, is pending the approvals of the relevant authorities and DMIB stockholders.





Recent additions to the DMIB tyre factory - (top) steel calendar machine used for the preparation of steel breakers and steel body piles for radial car, light truck and truck tyres and (bottom) Carlamak machine used for slitting small JLB strips for passenger car tyres

MALAYSIA

Sime UEP Properties Berhad

The September 11 incident in the USA and the slowdown in the major economies had a relatively mild negative impact on the Malaysian property market which, by then, was already experiencing a slowdown. The commercial, industrial and strata-titled residential sectors have not recovered from the 1997 crash. To minimise its exposure to commercial, industrial and strata-titled residential sectors, Sime UEP reviewed all approved layout plans of its various developments and converted several areas previously designated as commercial, industrial and strata-titled residential sites into landed residential development.

Demand for Sime UEP's landed residential properties remained relatively firm and good sales were recorded during the year. The good sales were largely attributable to its location, quality and competitive pricing, supported by attractive mortgage finance packages offered by financial institutions.

The Putra Heights township saw the delivery of four completed phases during the year. The pioneer residents have since moved in and more units will be handed over in the new financial year.

During the year, Sime UEP launched a total of 24 phases consisting of 1,717 units of various products. These included 11 phases in the Putra Heights township totaling 785 units, 10 phases at the USJ 3 development and 1 phase at UEP Subang Jaya consisting of 811 units and two phases of 121 units of landed properties at Taman Pasir Putih in Pasir Gudang, Johor. The new launches at Putra Heights during the financial year consisted mainly of link houses priced from RM229,888 to RM296,888 while those at USJ 3 ranged from RM208,888 to RM326,888. The prices at the Taman Pasir Putih development ranged from RM79,804 to RM93,888.

In January 2002, Sime UEP handed over the country's first Kompleks Sekolah Wawasan at USJ 15 to the Malaysian Ministry of Education. Sime UEP was awarded the construction contract in March 2001 and the project was completed and handed over on time.



Artist's impressions of the "Olympia", a double-storey semi-detached house in the new USJ 3 neighbourhood



Home buyers of the first four phases in Putra Heights have moved in and become pioneer residents of this blue-chip township



Sold out - all 43 luxury apartment units of The Armadale, an upmarket freehold development by Sime Properties Singapore in the prime District 11 residential area

The Ara Damansara township, for which Sime UEP acts as project manager, delivered its first four phases of completed homes to purchasers. Another 299 units of link houses, 82 units of semi-detached houses and 150 units of apartments were launched during the year. Sales of these units priced between RM100,000 and RM1.1 million continued to be encouraging and plans are in the pipeline to launch more units in the next financial year.

Sime UEP launched media and corporate advertising campaigns for the Bandar Bukit Raja new mega township development on 25th June 2002. The first phase, opened for sale in August 2002, received encouraging response from home buyers. The land for Bandar Bukit Raja development is owned by Prominent Acres Sdn Bhd, a 50:50 joint venture between Sime UEP and Consolidated Plantations Berhad (Consplant). Sime UEP is engaged by Prominent Acres Sdn Bhd as developer for the township.

Sime Properties International Pte Ltd., a 50:50 joint venture between Sime UEP and Sime Singapore Limited, currently manages the PNB Darby Park Executive Suites located at No. 10, Jalan Binjai, Kuala Lumpur.

Sime Darby Land Sdn Bhd

Sale of units in "Planters' Haven" was affected by the depressed market condition for the upmarket segment outside of the Klang Valley. Middle range houses in Taman Kerian Permai were well-accepted by consumers. This operating unit is being restructured and Consplant's land bank will be developed using third party property development expertise.

Wisma Consplant 1 continued to enjoy high occupancy despite an overall poor rental market whereas the occupancy of Wisma Consplant 2 (formerly Wisma Tractors) showed improvement.

SINGAPORE

The Property group performed better than the previous year. Although the residential property market remained weak, market response to the group's 43-unit condominium at Gilstead Road launched in January this year was good and contributed to higher earnings. The group's commercial properties enjoyed high occupancy but rental rates were lower. The service apartment division did better with its Singapore and Vung Tau operations achieving firmer rates and improved occupancy.

PT Bhumyamca Sekawan in Indonesia continued to achieve good profit despite an oversupply situation.

PHILIPPINES

Prevailing weakness in the housing market prompted Sime Darby Realty Development Corporation (SDRDC) to suspend further investments in Chilterns Residential Estate in Taytay. Plans to commence construction of housing units and future projects will however depend on market activity.



The Armadale's landscaping was designed by world renowned landscape architects, Belt Collins



The Cat 330C sports a six-cylinder turbocharged engine built for power, reliability, economy and low emissions to keep the machine up and running; Caterpillar buckets provide increased service life with reduced repair costs

MALAYSIA

Equipment and parts sales to the logging sector for the financial year remained lacklustre. Poor log prices for the greater part of the year resulted in many logging companies remaining cautious on purchases of new and used equipment and parts. Equipment sales to the infrastructure construction and oil and gas sectors remained healthy which helped mitigate the more severe slowdown in the logging sector.

Despite the slowdown, management has been aggressively expanding into new business sectors, achieving several notable successes in the face of tough competition.

During the year, the Power Systems division was awarded a contract for the design, supply, installation and commissioning of Caterpillar main propulsion engines and power generation systems for two Offshore Patrol Vessels (OPV) for the Royal Malaysian Navy. This demonstrated the division's position as a leading marine engine and power application specialist.

With reports about natural gas being the fuel of the future, the Technical Services division has been participating in this new growth area. During the year, the division, in consortium with Kawasaki Plant and Engineering Division, completed construction of a District Cooling gas-chiller plant for phase I, Putrajaya Precinct 2. In addition, the division supplied 29 units of NGV trailers, a first in Malaysia, for the transport of natural gas cylinders to the various natural gas refueling stations around the country.

The logging sector is likely to remain at current low levels for the rest of 2002. Ongoing work for the Putrajaya District Cooling project, potential new opportunities that may arise from the Bakun Dam and OPV projects, as well as niche opportunities in sectors of the economy that are still doing well should continue to keep the Malaysian business profitable in the new financial year.

CHINA (including Hong Kong)

On 1st January 2002, the Heavy Equipment division acquired another dealership territory in the oil-rich province of Xinjiang in China. With the Chinese Government earmarking this region for special assistance, there is long term potential for sales of Caterpillar equipment here. The addition of the Xinjiang province brings the total number of provinces covered by the Heavy Equipment division in China to seven.

Turnover for the year from China-related sales and operations continued to grow at a healthy pace. However, competition was keen and margins remained slim to enable the division to achieve a satisfactory market share. Focus will remain on expanding the market in China.

The Hong Kong business has been affected by a weak economy and lack of major construction activity. Overall, it was a satisfactory year despite the difficult economic environment.

SINGAPORE

Although the Heavy Equipment group achieved higher sales revenues, margins were curtailed due to keener competition. The power system division enjoyed strong sales to the marine & shipbuilding industry. While the construction sector in Singapore remained depressed, the group nevertheless managed to secure the contract to supply equipment for land reclamation works. The newly launched Cat Rental Store, a one-stop centre to promote the sale, leasing or rental of a wide range of new, refurbished and used equipment to the construction industry, is gaining good market acceptance.

HASTINGS DEERING

The Hastings Deering group achieved good growth in sales and profit in a year that saw coal mining activity in Australia rise in response to global demand. Outside of coal mining, business was generally subdued, particularly in Papua New Guinea and the Solomon Islands.

Hastings Deering (Australia) Ltd had an excellent year with coal mining its strongest market segment. Australian coal producers responded to increased global demand and production increased accordingly, providing suppliers good opportunities. The Alice Springs to Darwin rail project also commenced during the year and a substantial fleet of Caterpillar equipment was commissioned for the earthworks. The Australian economy generally continued to perform well despite the general slowdown experienced in most parts of the world.

Mining remained the largest market segment pursued but other sectors continued to show depth and sound opportunity, particularly with the extended product range now offered by Caterpillar. Management remains vigilant to any potential growth opportunities that would add shareholders' value.

Austchrome Pty Ltd, which provides the cost effective reclamation of mechanical components to a wide range of industries that include mining (both surface and underground), sugar mills and rail rolling stock, achieved good results with sound growth in sales and profit. Current marketing activity has increased demand for its products and services. Future prospects for the development of this business, which complements the activities of the Caterpillar Dealerships very well, are sound.





Top: *At work on the 1,420-km Alice Springs to Darwin Railway Project - a Cat D9R Track Type Tractor push-loading a Cat 631E Motor Scraper*

Above: *The Cat 740 4WD Articulated Dump Truck being loaded at the Goro Nickel site in New Caledonia*




CAT
5130B

A Cat 5130B loading quarry rock onto a 777D Dump Truck at a project on Australia's Gold Coast

Hastings Deering (Solomon Islands) Ltd's operations suffered from the country's ongoing political and racial instability. The company continued to supply parts and service to logging customers in the outer islands but, outside of this, there is little opportunity. Lack of law and order remained a major impediment to any business recovery in the islands.

Hastings Deering (PNG) Ltd achieved strong results, serving mainly the mining industry (gold and copper). The logging industry is currently at a cyclical low point and lack of Government funding means very little infrastructure development is occurring. Management and staff are to be congratulated for running an efficient operation under such difficult circumstances. Business conditions are likely to remain depressed for some time until the restructuring of the economy is completed and new projects funded with confidence.

Caltrac S.A., the Caterpillar dealer in New Caledonia, successfully completed its second year as a Hastings Deering controlled operation. The development of the new Goro Nickel Mine provided sound opportunities for the sale and support of a wide range of Caterpillar equipment for use in the construction phase. Staff numbers were increased during the year and training was a high priority. With Caltrac S.A. electronically linked to the other Hastings Deering operations, they were able to leverage their performance and realise useful synergies in the process. The outlook for Caltrac S.A. remains very promising with sound growth opportunities identified.

Generally, the Hastings Deering group of companies traded well and laid further foundations to sustain growth in the future. With an experienced management team in place and a branch infrastructure second to none, the group is in a strong position to remain the best overall solution provider to the key industries served.

PHILIPPINES

The New Holland Tractor dealer network in Mindanao showed tremendous increase in sales contribution while the Luzon network maintained a larger share of the market than its competitors. In Visayas, efforts of the appointed sales representatives led to considerable business from the Government's Department of Agriculture. While gains were evident in the sales of tractor units and tractor spares, other agricultural related products suffered declining contributions. Weak government financing support in major agricultural crop sectors limited funding to the industry which consists mainly of small independent farmers and cooperatives.

The New Holland TS 90, a popular midrange tractor, on display at Sime Darby grounds



MALAYSIA

The Tractors Motor group has been challenged by rising costs to attract and retain customers in the face of strong competition.

The BMW franchise has benefited from the good response to the new 7 series, X5 and 3 series models. The 3 series continued to feature well, assisted by flexible and competitive financing packages. New product introductions by BMW AG and a strong commitment by the Tractors Motor group to continuously improve after-sales service and showroom facilities have also contributed significantly to satisfying the needs of discerning BMW vehicle owners.

During the year, BMW AG announced plans to manage the wholesale operations in Malaysia while allowing the Tractors Motor group to continue its current role of retailing BMW vehicles through its wholly-owned showrooms and service centres. The announcement recognises the strong contributions made by the Tractors Motor group to grow the brand and that a "win-win" approach has been adopted for the benefit of BMW customers.

The Ford marque had a disappointing year because of many new competitive launches. While the popular Ranger 4X4 and Escape SUV faced significant challenges from a multitude of new Japanese products, the launch of the Ford Extreme and aggressive new marketing campaigns should enable the brand to recover some lost ground in the forthcoming year.

Land Rover Malaysia reported satisfactory performance. The company secured several tenders for the delivery of Defender vehicles to Government departments and the Armed Forces. On the retail side, the demand for the Discovery and new Freelander models has picked up. Three new showrooms and service centres were opened during the year which should contribute positively to future sales.

The Motor operations have been enhancing the quality of their customer services. A new information technology application was implemented in Auto Bavaria during the year and will be rolled out to the other motor operations in the new year. Customer satisfaction audits and sales technique training continued to be conducted at our motor showrooms to maintain and enhance the existing service standards.

The Tractors Motor group faces a challenging year ahead, with competition likely to continue the ongoing pressure on margins and sales volume. While the Malaysian Automotive Association is forecasting total industry volume of 430,000 for calendar year 2002, the pending implementation of the ASEAN Free Trade Area in year 2005 may cause consumer spending to become cautious in anticipation of more affordable vehicles. This notwithstanding, the group is taking steps to remain innovative and competitive.





Top: An aggressive marketing campaign launched the Ford Extreme into the Malaysian market

Above: The Land Rover Defender - a rugged vehicle popular with the Malaysian Armed Forces

HONG KONG

Hong Kong/Macau

Hong Kong's economy continued to shrink and deflationary pressures persisted. Unemployment, at an all time high, affected buying sentiment. Passenger car registrations fell by about 3% compared to the previous year. As a result, the represented franchises also recorded lower earnings compared to the previous year.



The BMW franchise in Hong Kong continued to do well

Despite the weak economic condition, the BMW franchise performed well through new model launches which were well received by the market. The new 7 series iDrive launched in the previous year was delivered to the market this year and the order books for the X5 remained strong. Sales volume however continued to be dominated by the popular 3 series. The Mini, a product of BMW launched in the previous year, was very well received.

The Macau operation performed better than the previous year from increased sales of BMW vehicles and cost rationalisation.

Commercial vehicle sales of the Mitsubishi franchise continued to perform well, its success largely due to technical superiority in such factors as fuel consumption and loading. The Mitsubishi passenger car sales, however, suffered from lack of new models and sharp discounting in a highly competitive market.

Challenges remained for the Ford franchise due to a weak product range for the Hong Kong market. A new showroom was added during the year. With a repositioning in the market place, keen pricing and new products, the Ford franchise is positioned for recovery.

Results for the Suzuki and Land Rover vehicle sale operations, which operate in a small niche in the Hong Kong market, have been satisfactory despite the downturn in the economy.

As the volume of vehicles sold have decreased in recent years, Sime Darby Motor Services Ltd, the multi franchise aftersales parts and service centre, also recorded lower earnings this year. However, the commitment to service and quality excellence remain. During the year, the company won the 2001 Sime Darby Quality Award, a highly prestigious event within the Sime Darby Group.

China

China's economy continued to grow despite the Asian financial crisis and the economic slowdown in the United States. China's entry into the World Trade Organisation (WTO) in December 2001 has further encouraged foreign investments. Economic growth is forecast to exceed 7% per annum in the foreseeable future.

Following its entry into the WTO, the Chinese Government announced a cut in import tariffs by about 35% in January 2002. Further reductions in import tariffs are anticipated in the next few years and a full liberalisation of the motor vehicle industry by the year 2006.





Top: Launched in December 2001, the Airtrek is part of Mitsubishi's range of passenger vehicles available in Hong Kong

Above: Sime Darby Motor Services Ltd - winner of the 2001 Sime Darby Quality Award



Sales of Nissan vehicles into China were at a standstill in the first half of the financial year due to the Sino-Japanese tariff dispute. The reduction in import tariff coupled with the lifting of the temporary tariff on Japanese vehicles in January 2002 led to a period of brisk sales. However, the franchise was not able to make up for all the sales lost in the first half of the year.

The Peugeot 607 gained popularity quickly in the Chinese market. However, in the lower end segment, competition was keen, particularly from locally manufactured vehicles.

BMW sales had another good year with strong demand for the 5 and 7 series models. With further reductions anticipated in import tariffs over the next few years, the luxury segment is forecast to continue performing satisfactorily.

Sime Winner Holdings Limited continued to set up alliances with local dealers in China to develop and create a comprehensive retail network for both imported and domestic produced vehicles. This together with a strong aftersales network will enable the company to reap the benefits of a comprehensive vehicle sales operation in China as the country continues to liberalise its regulatory and economic framework.

SINGAPORE, NEW ZEALAND, AUSTRALIA AND THAILAND

Overall profits were lower than the previous year due to softer demand for high-end cars in Singapore. This was in line with the uncertain outlook in the economy. Performance Motors launched the new BMW 7 Series in Singapore and the accompanying lifestyle programme based in Phuket for owners offered a new dimension to their ownership experience. Regent Motors had a successful year with improved results compared to last year. There were increased sales of European-sourced Fords, mainly Focus and Mondeo, whilst sales of Peugeot and Land Rover remained satisfactory.

Two new countrywide distributorships were established during the year with the acquisition of the Peugeot franchise for New Zealand and Australia. Both operations got off to an excellent start and the results since commencement have been very satisfactory. Continental Car Services achieved improved results over last year and the new Audi facility in Auckland was opened by the Prime Minister of New Zealand in October 2001.

The group has expanded its operations into Thailand with the establishment of Sime Darby Mazda (Thailand) Ltd and Performance Motors (Thailand) Ltd. A Mazda dealership in Bangkok and a BMW dealership in Phuket were opened during the year. Further outlets in Bangkok are being developed for the two marques which will enhance the group's presence in the country. Apart from this, the group has acquired a minority stake in AAPICO Hitech Company Limited, a Thai auto component manufacturer. This will enable the group to increase its participation in the expanding local assembly industry in the region.




Continental Car

Top: Launch of BMW's 7 Series in Singapore in February 2002

Above: Continental Car Services' new Audi facility in New Zealand



Sime SembCorp built, and hooked up offshore this 2,000-metric tonne Angsi-A CPP Topsides in record time for Petronas Carigali

Oil and Gas

The Oil and Gas division continued to perform well during the year, with its fabrication yards operating at almost full capacity. Efforts are being made to further grow the business by diversifying into the international market.

By concentrating on its engineering capabilities and enhancing its operational efficiency, Sime SembCorp Engineering continued to make good progress on its current projects. Sime Engineering, currently working on the MLNG-3 and the Janamanjung power plant projects, reported higher turnover and profits for the year.

In August 2002, a consortium led by Sime Engineering, in which the company has a 35.7% interest, received the Letter of Intent for the award of the contract for the Design and Construction of the Civil Works for the Bakun Dam project. This project is to be completed within 60 months and is worth RM1.78 billion.

Power

In the power generation industry, Port Dickson Power reported an increase in turnover, but slightly reduced profits due to increased operating and maintenance costs of the plant. Janaurus's position, however, improved as a result of the increased turnover.





Top: Another fast track project by Sime SembCorp - the Bintang-A Tripod Jacket, fabricated for ExxonMobil

Above: The Angsi-A CPP Topsides were partially integrated at Sime SembCorp's Pasir Gudang yard



MALAYSIA

Aerospace
Asian Composites Manufacturing Sdn Bhd, a state-of-the-art composite manufacturing facility in Bukit Kayu Hitam, Kedah, is a 25% associated company manufacturing advanced composite materials for the wings of Boeing's 737, 747, 757, 777 and soon the 767 jetliner series. The plant commenced operations during the year. Its short term business outlook has been affected, to some extent, by the slowdown in the world aviation industry and the Group's share of losses recognised was RM5.8 million.

Automotive Products
With the closing of its manufacturing operations, Century Batteries (Malaysia) Sdn Bhd (since renamed Century Automotive Products Sdn Bhd to reflect its new business focus) recorded better turnover compared to the previous year, as major original equipment manufacturers (OEM) customers remained confident with the quality of the outsourced batteries now supplied by the company. Century Automotive Products Sdn Bhd has also expanded into the marketing of automotive and industrial bearings, as well as other automotive products.

In order to provide a total logistics service, Sime Distribution Services Sdn Bhd and Sime Logistics Sdn Bhd were merged to form Sime Integrated Logistics Sdn Bhd. The company reported an improvement in turnover compared to the previous year.

Bedding Products
Exports from the Bedding Products Division to Japan have dominated the scene for some years but while export volume has increased, overall profitability has declined sharply. It is no longer commercially sensible to look for increased sales volume in the Japanese market, and new export markets in the Middle East and Australia are now being explored. At the same time, the Division is undergoing a review of its factory operations to make it more efficient and cost effective. Certain production lines have been outsourced to contract manufacturers and the factory will now concentrate on premium market products.

Building Products
The companies within the division are preparing themselves for more intense competition, due to further tariff cuts under AFTA which will result in wider product ranges and designs becoming available domestically at more competitive prices.

Sime Inax Sdn Bhd recorded an improvement in turnover and profitability over the previous year with the overall modest improvement in the construction sector. Sime Coatings Sdn Bhd recorded higher turnover and profits over the previous year. With the transfer of its automotive paints business to an associate company, Sime Coatings Sdn Bhd is looking towards growth in the decorative and general industrial paints market sectors, and becoming a significant player in these market segments. Following the transfer of the bearings business to Century Automotive Products Sdn Bhd, building materials will now be The China Engineers (Malaysia) Sdn Bhd's core business activity.

Chemical & Industrial Products
Demand for sealants and adhesives from the automotive sector remained strong. During the year, the division also outsourced some of the products in the building and furniture sectors to contract manufacturers to improve overall factory efficiency and profitability.

Engineering and Technology Group
With the merging of the technology companies, the Mecomb group will reposition itself as a total systems integration company, continuing to distribute main stream hardware and software, as well as offer IT solutions around open-source systems and services.


Sdn Bhd





Top: ACM's state-of-the-art manufacturing facility

Middle: New range of quality bedding products includes this multipurpose bed

Above: Quality control at Sime Coatings - a panel is sprayed with paint sample for the customer to check

Due to the slowdown in the electronics industry, the Mecomb group reported lower turnover and profits for the year. The other companies within the group, Chubb Malaysia Sdn Bhd and Sime Surveillance Sdn Bhd, also saw a slight decrease in their profits. SIRIM-Sime Technologies Sdn Bhd, however, recorded a slight increase in turnover and profitability as it continued to exploit its technology leadership to capture larger market share.

Golf Products

During the year, a review of the golf ball manufacturing operation led to its closing down due to the disproportionate amount of management time being spent in promoting a single product in the highly competitive field of leisure sports.

Hospitality

The performance of the 498-room Hotel Equatorial Melaka was affected by an oversupply of rooms and a slowdown in the global tourism sector.

Insurance Broking

The various companies in the division which operate in Malaysia, Singapore and Thailand performed reasonably well to show an improvement in turnover and profitability over the previous year. To enhance its core competence and reach out to a wider market segment, Sime Insurance Brokers Sdn Bhd acquired Alexander Forbes (Malaysia) Sdn Bhd in January 2002. The businesses of the two companies have been merged under Sime Alexander Forbes Insurance Brokers Sdn Bhd, in which the Group has a 60% equity interest.

New company, new logo - Sime Alexander Forbes Insurance Brokers Sdn Bhd

Medical

Subang Jaya Medical Centre Sdn Bhd continued to lead in the competitive field of hospital facilities and services in the country with the soft launch of its new Cancer & Radiosurgery Centre in April 2002 and the successful official launch in May 2002 of a new facility dedicated to Vascular & Interventional Radiology.

The new Cancer & Radiosurgery Centre, which was purpose-built and developed to serve as a regional centre for referred patients for cancer treatment, is the first such facility in the Southeast Asian region to install and use BrainLAB's micro-Multileaf Collimator (mMLC) and BrainSCAN for advanced conformal stereotactic radiosurgery (SRS) and radiotherapy (SRT) in the treatment of patients with intracranial (brain) lesions.

The new Vascular & Interventional Radiology (VIR) Centre offers alternative treatment options to surgery and provides a variety of minimally invasive diagnostic and therapeutic procedures in the neurovascular and vascular systems.

Packaging

Sime Rengo Packaging (M) Sdn Bhd showed an improvement in profits over the previous year. To ensure its growth in the market, the company plans to produce higher value-added products by introducing higher quality graphics printing.

Quarry Operations

Puchong Quarry Sdn Bhd performed to expectations during the year. The quarry, which is located within the development area of the Putra Heights township, is scaling down its operations to make way for the completion of the township development.

Retail Trading

The first hypermarket set up by Tesco Stores in Malaysia commenced operations in Puchong, Selangor in May 2002. Construction of another three hypermarkets is in progress and the Company is expected to have four stores in operation by 30th June 2003. The Group's share of pre-operating expenses and start up losses for the year was RM8.4 million.



Tesco's first hypermarket in Puchong, Selangor

Trading and Duty Free Services

Sime Kubota Sdn Bhd showed a slight decline in turnover and profits over the previous year due to the cautious stance adopted by plantation companies in making commitments on new equipment purchases.

The September 11 incident adversely affected the duty free, travel and tourism industries, resulting in all the companies within the division reporting a decline in turnover and profits over the previous year.

HONG KONG

Travel and Tourism

The events of September 11 significantly affected the turnover which decreased by 5% compared to the previous year. The industry has however recovered in recent months and the results for the next year are forecast to be better than the current year.

In order to capitalise on business synergies within the Sime Darby Group, with effect from July 2002, a travel group will spearhead all of the Group's travel and car rental business. The geographical reach includes Hong Kong, China, UK, Malaysia, Singapore and Australia. The reorganisation will enable best business practices and better cost control through improved procurement activities. The new travel group's operating headquarters is based in Hong Kong.

SINGAPORE

Consumer Services

The September 11 event adversely affected the travel and car rental operations. Both operations however continued to operate profitably. Sime Darby Marketing's focus on its business strengths in healthcare products and wines & spirits contributed to its creditable performance for the year. In January this year, the group acquired a 51% interest in Oleander Enterprise Sdn Bhd, a mineral and drinking water producer in Malaysia. The company, renamed Sime Oleander Sdn Bhd, suffered a small loss during the year but is expected to contribute profitably in the new financial year.


BORNEO
BORNEO
BORNEO
BORNEO

"Borneo" brand mineral water produced by Sime Oleander Enterprise

Dunlop Singapore enjoyed improved profits as lower production cost from its Vietnam factory resulted in increased sales to the growing domestic market there and enabled the company to compete more effectively in the Singapore market. Its tyre business continued to face strong competition.

Engineering

The Engineering group's operations were affected by the drastic slowdown in the electronic sector in Singapore and Thailand. Demand for industrial ventilation fans was steady. Sales of scientific and clinical laboratory equipment to the growing healthcare and life science industries also increased. The Parkrite car park management system continued to gain good market acceptance. Motion Smith achieved improved profit with higher sales of nautical charts and navigational equipment. PT Mecomb Tehnik performed better as its products and services were well received by targeted customers in the telecommunications, mining and oil & gas industries.

Associate company, Chubb Singapore Private Limited, recorded significantly improved profits reflecting the inclusion of the results of Chubb-Special Fire Hazards Protection Pte Ltd and Security Engineering Pte Ltd acquired during the year.

Packaging

The Packaging group maintained profitability in the year under review. Sime Rengo Packaging Singapore Limited experienced lower turnover in line with reduced economic activity in Singapore but achieved higher profits due to improved efficiency and lower raw material cost. In Indonesia, PT Guru Indonesia had weaker performance as some key export customers reduced their manufacturing activities due to lower global demand.





Mecomb Singapore, a leading supplier of a wide range of industrial ventilation fans used extensively in commercial and industrial installations, tests all its products at this fan performance testing laboratory accredited by Air Movement & Control Association International, Inc (AMCA) of the United States of America

AUSTRALIA

The trading results of the Sime Darby Australia group reflected a small overall deterioration compared to the previous year, with the hospitality and travel divisions affected by the effects of the tumultuous events in the United States of America and the collapse of Ansett Airlines.

Motor Vehicle Rental and Leasing

South Perth Four Wheel Drive, the motor vehicle rental and leasing business, experienced similar results to the previous year despite lower revenue from short-term rentals through expense savings and lower depreciation charges. Generally, lower resource industry investment within the sectors the business operates adversely affected revenue in the second half of the financial year. There are, however, signs that the new year will be an improvement on the previous.

Hospitality and Travel

Sime Darby Travel's outbound and inbound business has been traditionally focused on ASEAN markets for revenue. Marketing efforts directed at the United Kingdom and Europe are beginning to show positive results. Diversification into other geographic regions particularly East Asia will continue to be a priority in the new year.

Sharper competition for the smaller number of tourists visiting Western Australia adversely affected the regional properties of Karri Valley Resort, Pemberton and Freycinet Inn, Margaret River, which experienced lower occupancy. Newly acquired Victoria Quest, a service apartment in Subiaco, Perth, performed well.



Victoria Quest, a newly acquired service apartment in Subiaco, Perth, performed well during the year under review

PHILIPPINES

Manufacturing

A restructuring exercise was carried out in the previous year to refocus Lec Refrigeration's operations on products which command a premium. As a result of the restructuring, losses arising from the operations of Lec had reduced tremendously from RM40 million in the previous financial year to RM11 million during the year ended 30th June 2002. Further measures are being undertaken to improve the operating performance of the company.

Trading

The Trading Division, which distributes and applies waterproofing and sealant materials to the construction industry, was affected by the industry's lacklustre performance this year. While low activity was seen in both private and public construction projects, sales of waterproofing materials exceeded budget mainly to cater for re-waterproofing of existing buildings and maintenance work. Seen with good prospects from expected projects, the introduction of Geomembrane material for waste and water containment this year will find the Government being its major client for the waste disposal and management projects. The performance of the Trading Division is expected to improve with a number of new projects coming on-stream in the new financial year.

FINANCIAL STATEMENTS

For the year ended 30th June 2002

DIRECTORS' REPORT

The Directors present their Report together with the audited financial statements of the Group and of the Company for the year ended 30th June 2002.

PRINCIPAL ACTIVITIES AND TRADING RESULTS

The principal activities of the Group are plantations, tyre manufacturing, property, heavy equipment and motor vehicle distribution, energy, general trading and services.

The Company is a limited liability company, incorporated and domiciled in Malaysia. The Company is principally an investment holding company. It also engages in trading and marketing of commodities and provides management services to its subsidiary companies.

There has been no significant change in the principal activities of the Group and of the Company during the year. An analysis of the results for the year is shown in Note 31 on the financial statements.

FINANCIAL RESULTS

The audited financial statements for the year ended 30th June 2002 submitted with this Report show:

	Group RM million	Company RM million
Profit after taxation	927.7	430.9
Minority interests	(156.5)	–
Net profit for the year attributable to shareholders	771.2	430.9

DIVIDENDS

The dividends paid and proposed by the Company since 30th June 2001 were as follows:

	RM million
In respect of the year ended 30th June 2001	
Final dividend of 13.5 sen per share tax exempt, paid on 21st December 2001	314.0
In respect of the year ended 30th June 2002	
Interim dividend of 5.0 sen gross per share less Malaysian tax at 28%, paid on 24th May 2002	83.7
Final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt, proposed	312.6
	396.3

The Directors recommend the payment of a final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt which, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 20th December 2002. The entitlement date for the dividend payment is 22nd November 2002.

A depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred into the depositor's securities account before 12.30 p.m. on 22nd November 2002 in respect of ordinary transfers; and

(ii) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The proposed final dividend and the interim dividend paid on 24th May 2002 amount to a total distribution of 22.5 sen gross per share for the year.

RESERVES AND PROVISIONS

Material transfers to or from reserves and provisions during the year are shown respectively in Notes 2, 4, 10 and 19 on the financial statements.

SHARE CAPITAL

During the financial year, the issued and paid-up share capital of the Company was increased from 2,325,960,074 ordinary shares of RM0.50 each to 2,326,072,074 ordinary shares of RM0.50 each by the issue of 112,000 new ordinary shares at RM4.90 per share pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. These new shares were issued for cash as fully paid and rank pari passu in all respects with the then existing issued shares of the Company.

There was no change in the authorised capital of the Company during the financial year.

The shareholders of the Company had, at the Extraordinary General Meeting held on 6th November 2001, granted a mandate for the Company to purchase, upon such terms and conditions as the Directors may deem fit, up to 232,596,007 Sime Darby Berhad shares, representing 10% of the issued and paid-up capital of the Company as at 1st October 2001. The mandate will expire at the conclusion of the forthcoming Annual General Meeting and renewal of the mandate will be sought at the said Annual General Meeting. The Company has not made any purchase of Sime Darby Berhad shares during the financial year.

SIME DARBY EMPLOYEES' SHARE OPTION SCHEME

The Company had on 8th July 1996 implemented the Sime Darby Executives' Share Option Scheme ("the Previous Scheme") for a duration of five (5) years. The Previous Scheme had expired on 7th July 2001 and all the remaining unexercised options lapsed on that date.

At the Extraordinary General Meeting of the Company held on 6th November 2001, the shareholders of the Company approved the implementation of a new employees' share option scheme known as the Sime Darby Employees' Share Option Scheme ("the New Scheme").

The main features of the New Scheme are as follows:

(a) Eligible employees are, in the case of Malaysian citizens, full time employees of the Company or of an eligible subsidiary who have been in the service of the Group for at least one (1) continuous year including employees serving a fixed term contract of employment, the duration of which (including any period of employment that they have already served) should be at least three years and in the case of non-Malaysian citizens, full time executives of the Company or an eligible subsidiary who have been in the service of the Group for at least three (3) continuous years.

(b) The New Scheme which came into effect on 10th December 2001, will be in force for a period of five (5) years to 9th December 2006 but it may be renewed for another five (5) years or such longer period as allowed under the Companies Act, 1965.

(c) The options granted may be exercised at any time before the expiry of the New Scheme in full or in such lesser number of ordinary shares provided that the number shall be in multiples of 1,000 shares.

(d) The price at which the grantees are entitled to subscribe for shares under the New Scheme is the weighted average market price of the shares as shown in the daily official list issued by the Kuala Lumpur Stock Exchange for the five (5) market days immediately preceding the respective dates of offer of the options.

(e) The grantees have no right to participate, by virtue of these options, in any share issue of any other company within the Group.

The movements in the number of options over the shares of the Company pursuant to the New Scheme were as follows:

		Number of unissued shares under option			
Date option granted	Exercise price per share	Granted	Lapsed	Exercised	Balance as at 30th June 2002
28th February 2002	RM4.90	64,798,000	829,000	112,000	63,857,000
12th May 2002	RM5.09	3,582,000	51,000	–	3,531,000
		68,380,000	880,000	112,000	67,388,000

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the list of option holders and their holdings.

AMERICAN DEPOSITORY RECEIPTS

A Sponsored Level 1 American Depository Receipts ("ADR") Programme for shares of the Company ("the ADR Programme") was registered with the Securities and Exchange Commission of the United States of America on 27th August 1999.

Under the ADR Programme, a maximum of 20 million ordinary shares of the Company, representing approximately 0.86% of its total issued and paid-up capital, will be traded in ADRs in the United States of America, in the ratio of 1 (one) share to 1 (one) ADR. The Company's trading symbol on the over-the-counter market in the United States of America is SIDGY and its CUSIP number is 828617 308.

The Depository Bank for the ADR Programme is The Bank of New York and the sole Custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad, Kuala Lumpur.

As at 27th August 2002, there were no shares of the Company deposited with Malayan Banking Berhad for the ADR Programme and there were no ADRs outstanding.

CHANGES IN GROUP ASSETS

The following significant acquisitions and disposals were made during the year:

1. SD Holdings Berhad ("SDHB") acquired an additional 1,800,000 ordinary shares in Sime Diamond Leasing (Malaysia) Sdn Bhd (now known as SimeLease (Malaysia) Sdn Bhd) from The Bank of Tokyo-Mitsubishi Ltd and Diamond Lease Company Ltd, thereby increasing its interest from 80.23% to 100%.

2. SDHB disposed of 6,000,000 ordinary shares, representing 30% of the share capital of Sime Kansai Paints Sdn Bhd to Kansai Paints Co Ltd, thereby reducing its interest from 70% to 40%.

3. Sime Insurance Brokers Sdn Bhd ("SIB") acquired the entire share capital of 500,000 ordinary shares in Alexander Forbes Insurance Brokers (Malaysia) Sdn Bhd (now known as Alexander Forbes (Malaysia) Sdn Bhd), and in consideration thereof, SIB issued 300,000 new ordinary shares to Alexander Forbes International Holdings Pte Ltd ("AFIH"). AFIH also acquired 20,000 ordinary shares in SIB from Sime Malaysia Region Berhad, which resulted in the Group's interest in SIB (now known as Sime Alexander Forbes Insurance Brokers Sdn Bhd) being reduced from 100% to 60%.

4. Sime Singapore Limited acquired 22,750,000 ordinary shares of RM1.00 each, representing 51.12% equity interest, in Oleander Enterprise Sdn Bhd (now known as Sime Oleander Sdn Bhd).

5. Westminster Travel Limited acquired 3,600,000 shares representing 75% of the total equity capital of Wincastle Travel (HK) Limited, a travel company in Hong Kong.

6. Servitel Development Sdn Bhd acquired a total of 66,482,600 ordinary shares of RM1.00 each in Palmco Holdings Berhad ("Palmco") at prices ranging from RM4.31 to RM4.60 per ordinary share and 1,626,400 Palmco warrants at prices ranging from RM1.35 to RM1.60 per warrant. All the 1,626,400 warrants were subsequently exercised which resulted in Servitel Development Sdn Bhd holding a total of 68,109,000 ordinary shares of RM1.00 each representing approximately 33.77% of the total issued and paid-up capital of Palmco.

DIRECTORS

The Directors who have held office during the period since the date of the last Report are as follows:

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid (Chairman)
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Deputy Chairman)
Tan Sri Nik Mohamed bin Nik Yaacob (Group Chief Executive)
Martin Giles Manen (Group Finance Director)
Tan Sri Abu Talib bin Othman
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
Datuk Khatijah binti Ahmad
Dr. David Li Kwok Po
Dato' Mohamed Azman bin Yahya
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
Michael Wong Kuan Lee
Michael Wong Pakshong

YM Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Mr. Michael Wong Pakshong and YM Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali, being over seventy years of age, retire in accordance with Section 129 of the Companies Act, 1965 and offer themselves for re-appointment in accordance with Section 129(6) of the Act to hold office until the conclusion of the next Annual General Meeting of the Company.

The Directors retiring by rotation this year are YBhg Tan Sri Abu Talib bin Othman, YBhg Dato' Mohamed Azman bin Yahya and Mr. Michael Wong Kuan Lee who, being eligible, offer themselves for re-election.

No Director retiring and offering himself for re-election has any contract of service with the Company.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for options over shares granted by the Company pursuant to the Previous Scheme which lapsed on 7th July 2001 and the New Scheme.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than benefits disclosed as Director's remuneration and benefits-in-kind in Note 2 and 14 on the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES

Details of Directors' interests in shares in the Company during the year covered by the Income Statement were as follows:

	Number of ordinary shares of RM0.50 each			
	At 1st July 2001	Acquired	Disposed	At 30th June 2002
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	400,000	-	-	400,000
Tan Sri Nik Mohamed bin Nik Yaacob	120,000	30,000	-	150,000
Martin Giles Manen	13,316	-	-	13,316
Tan Sri Abu Talib bin Othman	10,000	-	-	10,000
Datuk Khatijah binti Ahmad	20,000	-	-	20,000
Michael Wong Pakshong	65,000	-	-	65,000

	Options over ordinary shares of RM0.50 each			
	At 1st July 2001	Granted	Exercised/Lapsed	At 30th June 2002
Tan Sri Nik Mohamed bin Nik Yaacob	500,000*	70,000#	500,000*	70,000#
Martin Giles Manen	250,000*	54,000#	250,000*	54,000#

* Options pursuant to the Previous Scheme which lapsed on 7th July 2001
\# Options pursuant to the New Scheme

Directors' interests in shares in, and participatory interests made available by, subsidiaries of the Company during the year covered by the Income Statement were as follows:

	Number of shares			
	At 1st July 2001	Acquired	Disposed	At 30th June 2002
Sime UEP Properties Berhad Ordinary shares of RM1.00 each				
Tan Sri Nik Mohamed bin Nik Yaacob	10,000	-	-	10,000
DMIB Berhad Ordinary stock units of RM0.50 each				
Michael Wong Pakshong	10,000	-	-	10,000

Kuala Lumpur Golf & Country Club Berhad Participatory interest	Type of membership
Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid	Honorary
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary
Tan Sri Nik Mohamed bin Nik Yaacob	Honorary
Martin Giles Manen	Honorary
Tan Sri Abu Talib bin Othman	Honorary
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary
Datuk Khatijah binti Ahmad	Honorary
Dato' Mohamed Azman bin Yahya	Honorary
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary
Michael Wong Kuan Lee	Honorary

No other Director in office at the end of the year held any shares in the Company or shares in, debentures of or participatory interest made available by its subsidiaries during the year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

(a) Before the Income Statement and Balance Sheet of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts, and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business, their values as shown in the accounting records of the Group and of the Company, have been written down to amounts which they might be expected so to realise.

(b) At the date of this Report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(ii) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

(c) As at the date of this Report:

(i) there are no charges on the assets of the Group and of the Company which have arisen since the end of the year to secure the liability of any other person; and

(ii) there are no contingent liabilities in the Group and in the Company which have arisen since the end of the year other than those arising in the ordinary course of business.

(d) At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in the Report or financial statements which would render any amount stated in the financial statements misleading.

(e) No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

OTHER STATUTORY INFORMATION

In the opinion of the Directors:

(a) the results of the operations of the Group and of the Company during the year were not substantially affected by any item, transaction or event of a material and unusual nature except as disclosed in Note 4 on the financial statements; and

(b) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the year and the date of this Report which is likely to affect substantially the results of the operations of the Group and of the Company for the year in which this Report is made except as disclosed in Note 34 on the financial statements.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

In accordance with a resolution of the Board of Directors
passed on 27th August 2002

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
Chairman

Kuala Lumpur
27th August 2002

Tan Sri Nik Mohamed bin Nik Yaacob
Group Chief Executive

PRINCIPAL ACCOUNTING POLICIES
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30TH JUNE 2002

1 Basis of preparation
The financial statements are prepared under the historical cost convention except as disclosed in this summary of principal accounting policies and comply with the provisions of the Companies Act, 1965.

The financial statements have been prepared in accordance with the applicable approved Accounting Standards in Malaysia, which include Standards issued by the Malaysian Accounting Standards Board (MASB) as well as International Accounting Standards adopted by MASB.

The comparative figures have been adjusted or extended to conform with changes in presentation on adoption of the following MASB Standards:

- MASB Standard No. 19 : Events After the Balance Sheet Date
- MASB Standard No. 20 : Provisions, Contingent Liabilities and Contingent Assets
- MASB Standard No. 21 : Business Combinations
- MASB Standard No. 22 : Segment Reporting *(early adoption)*

With the exception of MASB Standard No.19 (see Note 32), there are no changes in accounting policy that affect net profit for the year and retained profits at the beginning of the financial year.

2 Basis of consolidation
The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the year. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or up to the date of their disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions with and between group companies are eliminated.

Goodwill arising on consolidation represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of the subsidiary and associated companies at the date of acquisition. It is written off against retained profits in the year of acquisition.

3 Subsidiary companies
A subsidiary company is a company in which the Group has the power to exercise control over its financial and operating policies so as to obtain benefits from its activities. Investments in subsidiary companies are consolidated using the acquisition method of accounting.

4 Associated companies
An associated company is a company in which the Group is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions, but not control over those policies.

Investments in associated companies are accounted for by the equity method of accounting in the consolidated financial statements. The consolidated income statement includes the Group's share of profits less losses of associated companies based on the latest audited financial statements of the companies concerned. In the consolidated balance sheet, the Group's interest in associated companies is recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets of the associated companies.

Unrealised gains and losses on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies.

5 Currency translation
The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities at the year end are translated at the rates of exchange ruling at that date and differences are taken to the income statement.

Income and expense items of foreign subsidiary and associated companies are translated into Ringgit Malaysia at average rates of exchange for the year and assets and liabilities, both monetary and non-monetary, at the rates of exchange ruling at the year end. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

On disposal of the foreign entity, such translation differences are recognised in the income statement as part of the gain or loss on disposal. Exchange differences arising from the translation of income and expense items at average rates and assets and liabilities at year end rates, and the restatement at year end rates of the opening net investments in foreign subsidiary and associated companies are taken to reserves.

5 **Currency translation (continued)**

The exchange rates used for each unit of the main foreign currencies in the Group are:

	Year end rates		Average rates	
	2002	2001	**2002**	2001
Australia (A$)	**2.15**	1.93	**1.99**	2.04
Hong Kong (HK$)	**0.487**	0.487	**0.487**	0.487
Papua New Guinea (Kina)	**0.94**	1.09	**1.04**	1.28
Philippines (Peso)	**0.075**	0.073	**0.074**	0.079
Singapore (S$)	**2.15**	2.09	**2.10**	2.16
Thailand (Baht)	**0.09**	0.08	**0.09**	0.09
United Kingdom (£)	**5.80**	5.35	**5.49**	5.52
United States (US$)	**3.80**	3.80	**3.80**	3.80

6 **Property, plant and equipment**

Property, plant and equipment are stated at cost modified by the revaluation of certain land and buildings less accumulated depreciation. Property, plant and equipment stated at valuation relate mainly to revaluations made in 1978 on a continuing agricultural use basis of the land and buildings of the Group's plantations in Malaysia based on valuations by professional firms of surveyors and valuers. In accordance with the transitional provisions issued by MASB on adoption of MASB Standard No. 15 Property, Plant and Equipment, the valuation of these assets has not been updated, and they continue to be stated at their existing carrying amounts less depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On the disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land is not depreciated. Leasehold land is depreciated on a straight line basis, over the period of the respective leases ranging from 30 years to 999 years. Other property, plant and equipment are depreciated on a straight line basis to write off the cost or valuation of each asset to their residual values over their estimated useful lives. The principal annual depreciation rates are:

Buildings	2% to 5%
Machinery, equipment and vehicles	5% to 33 1/3%

Interest incurred on external borrowings related to property under construction is capitalised until the assets are ready for their intended use.

7 **New planting expenditure and replanting expenditure**

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under land cost and is not amortised. Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

8 **Real property assets**

Real property assets consisting of land held for future development are stated at cost of acquisition including all related costs incurred subsequent to the acquisition on activities necessary to prepare the land for its intended use.

Such assets are transferred to inventories when significant development work is to be undertaken and is expected to be completed within the normal operating cycle.

9 **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, an appropriate proportion of overheads and is determined on a weighted average or first-in first-out basis or by specific identification. Net realisable value is the estimate of the selling price in the ordinary course of business, less costs of completion and selling expenses.

The cost of land under development, related development costs common to whole projects and direct building costs are carried forward as development property and expenditure at cost plus profit accrued to the appropriate stage of completion less progress billings.

10 Trade and other receivables

Trade and other receivables are carried at anticipated realisable value. Specific provisions are made for debts which have been identified as bad or doubtful. In addition, estimates are made for doubtful debts based on a review of all outstanding amounts at the financial year.

11 Investments

Investments in subsidiary and associated companies are shown at cost less provision that is only made where, in the opinion of the Directors, there is a permanent diminution in value. Quoted investments and marketable securities that are held for long term, are stated at cost (adjusted for amortisation of premium or accretion of discounts to maturity, where appropriate) less provision for any permanent diminution in value. Unquoted investments that are held for long term are stated at cost less provisions for any permanent diminution in value.

Profits and losses from disposal of and provisions for permanent diminution in value of investments held for the long term are included in the income statement.

12 Retirement benefits

The Group makes contributions to approved provident funds and various retirement plans. The retirement plans include defined contribution plans which are generally funded by payments to trusts whose assets are separately administered from those of the Group. Where plans are not externally funded, appropriate provisions are made in the financial statements. The contributions and provisions are charged to the income statement in the year in which they are incurred and made respectively.

13 Taxation

Provision is made on the liability method for taxation deferred by capital allowances and other timing differences, except where the effects of such timing differences are expected to be deferred indefinitely.

Future income tax benefits in respect of tax losses and other timing differences are not recognised except to the extent of net credits in the deferred tax balance, and to the extent it is reasonably probable that these benefits can be realised in the foreseeable future.

Taxation payable by the Company, subsidiary or associated companies, on distribution to the Company of the undistributed profits of the subsidiary or associated companies, is accrued for unless it is reasonable to assume that those profits will not be distributed or that a distribution will not give rise to a tax liability.

14 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals on operating leases are charged to the income statement on a straight line basis over the lease term.

15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(a) Maintenance and warranty

The Group recognises the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

(b) Cost provision

Cost provision for property development are recognised arising from the commitments made on enhancements to the infrastructure facilities of township development.

(c) Reorganisation

Reorganisation provisions are recognised on implementation of the plan for costs to be incurred following sale or closure of a business operation or management reorganisation. Costs related to the on-going activities of the Group are not provided for in advance.

16 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise of cash in hand, deposits held at call with banks, investments in money market instruments and demand deposits, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short term borrowings.

17 Construction contracts

The profit on a construction contract is recognised as soon as the outcome of the contract can be estimated reliably. The percentage of completion method is used to determine the appropriate amount of revenue and costs to be recognised in a given period, by reference to the proportion of costs incurred to date to the total estimated costs to be incurred by completion.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that is probable to be recoverable; contract costs are recognised when incurred.

When it is probable that contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate costs incurred and the profits or losses recognised on a contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits/(losses) exceed progress billings, the balance is shown as amount due from customers on construction contracts, under trade and other receivables. Where progress billings exceed costs incurred and recognised profits/(losses), the balance is shown as amount due to customers on construction contracts, under trade and other payables.

18 Revenue recognition

Revenue is recognised upon delivery of goods or performance of services, net of discounts, allowances, sales and service taxes and after eliminating sales within the Group. Revenue from property development and other long term contracts is recognised on the percentage of completion method by reference to the proportion of costs incurred to date in relation to the total estimated costs.

Other revenues earned by the Group are recognised on the following basis:

(a) Finance charges from leasing and hire purchase financing - recognised on an accrual basis over the period of the leasing and hire purchase contracts using the "sum-of-digits" method.

(b) Interest income - recognised as it accrues.

(c) Dividend income - interim dividends from subsidiaries are recognised when they are declared and final dividends from subsidiaries are recognised when they are approved by shareholders in general meeting. Dividends from associated companies and other investments are recognised upon receipt.

INCOME STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2002

Amounts in RM million unless otherwise stated

	Note	Group		Company	
		2002	2001	**2002**	2001
Revenue	1	**12,053.1**	11,817.1	**613.6**	605.8
Operating expenses	2	**(11,127.2)**	(10,933.5)	**(71.2)**	(69.2)
Other operating income	3	**154.6**	100.1	**1.0**	0.4
Operating profits		**1,080.5**	983.7	**543.4**	537.0
Share of results of associated companies		**3.5**	49.2	**-**	-
Profit before interest		**1,084.0**	1,032.9	**543.4**	537.0
Investment and interest income (net)	5	**64.1**	97.6	**9.3**	15.0
Profit before taxation		**1,148.1**	1,130.5	**552.7**	552.0
Taxation	6	**(217.5)**	(289.8)	**(121.8)**	(131.1)
Share of taxation of associated companies		**(2.9)**	(6.3)	**-**	-
Profit after taxation		**927.7**	834.4	**430.9**	420.9
Minority interests		**(156.5)**	(217.4)	**-**	-
Net profit for the year		**771.2**	617.0	**430.9**	420.9
		Sen	Sen		
Earnings per share	7				
- Basic		**33.2**	26.5		
- Diluted		**33.2**	26.5		
Earnings per share excluding exceptional items	7				
- Basic		**34.6**	29.9		
- Diluted		**34.6**	29.9		

The accounting policies set out on pages 47 to 50 and the notes on pages 55 to 86 are to be read as part of these financial statements.

BALANCE SHEETS
AS AT 30TH JUNE 2002

Amounts in RM million unless otherwise stated

	Note	Group 2002	Group 2001	Company 2002	Company 2001
SHARE CAPITAL	9	1,163.0	1,163.0	1,163.0	1,163.0
RESERVES	10	6,025.4	5,608.9	3,651.0	3,617.3
SHAREHOLDERS' FUNDS		7,188.4	6,771.9	4,814.0	4,780.3
MINORITY INTERESTS		1,177.2	1,131.8	-	-
		8,365.6	7,903.7	4,814.0	4,780.3
NON-CURRENT LIABILITIES					
Loans	11	652.4	442.6	-	-
Deferred taxation	12	238.4	245.9	-	-
		890.8	688.5	-	-
		9,256.4	8,592.2	4,814.0	4,780.3
CURRENT ASSETS					
Inventories	13	2,762.9	2,473.8	1.2	1.2
Trade and other receivables	14	1,877.0	1,546.9	10.9	10.5
Cash held under Housing Development Accounts	16	69.3	44.2	-	-
Bank balances, deposits and cash	17	1,535.6	1,590.8	29.1	89.9
		6,244.8	5,655.7	41.2	101.6
CURRENT LIABILITIES					
Trade and other payables	18	2,450.8	2,199.1	20.9	22.1
Provisions	19	128.7	242.4	0.5	0.6
Short term borrowings	20	460.3	336.4	170.0	-
Current taxation		168.8	275.0	6.5	6.9
		3,208.6	3,052.9	197.9	29.6
NET CURRENT ASSETS/(LIABILITIES)		3,036.2	2,602.8	(156.7)	72.0
NON-CURRENT ASSETS					
Trade and other receivables	14	253.1	106.3	-	-
Investments	21	1,078.7	900.1	6.0	6.0
Associated companies	22	259.6	206.9	1.8	1.8
Subsidiary companies	23	-	-	4,955.7	4,692.9
Real property assets		125.9	143.4	-	-
Property, plant and equipment	24	4,502.9	4,632.7	7.2	7.6
		6,220.2	5,989.4	4,970.7	4,708.3
		9,256.4	8,592.2	4,814.0	4,780.3

	Note	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	7	309	291

The accounting policies set out on pages 47 to 50 and the notes on pages 55 to 86 are to be read as part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30TH JUNE 2002

Amounts in RM million unless otherwise stated

	Group			Company		
	Share capital	Reserves	Total	Share capital	Reserves	Total
2002						
At 1st July 2001						
- as previously reported	1,163.0	5,294.9	6,457.9	1,163.0	3,609.8	4,772.8
- prior year adjustment	–	314.0	314.0	–	7.5	7.5
- as restated	1,163.0	5,608.9	6,771.9	1,163.0	3,617.3	4,780.3
Translation of opening reserves	–	45.1	45.1	–	–	–
Translation differences	–	17.3	17.3	–	–	–
Goodwill written off	–	(19.9)	(19.9)	–	–	–
Net gains not recognised in income statement	–	42.5	42.5	–	–	–
Net profit for the year	–	771.2	771.2	–	430.9	430.9
Dividends for year ended						
- Final dividend (30th June 2001)	–	(314.0)	(314.0)	–	(314.0)	(314.0)
- Interim dividend (30th June 2002)	–	(83.7)	(83.7)	–	(83.7)	(83.7)
Issue of shares	–	0.5	0.5	–	0.5	0.5
At 30th June 2002	1,163.0	6,025.4	7,188.4	1,163.0	3,651.0	4,814.0
2001						
At 1st July 2000						
- as previously reported	1,163.0	5,255.0	6,418.0	1,163.0	3,609.0	4,772.0
- prior year adjustment	–	310.8	310.8	–	(18.1)	(18.1)
- as restated	1,163.0	5,565.8	6,728.8	1,163.0	3,590.9	4,753.9
Translation of opening reserves	–	(132.1)	(132.1)	–	–	–
Translation differences	–	(4.5)	(4.5)	–	–	–
Goodwill written off	–	(42.8)	(42.8)	–	–	–
Net losses not recognised in income statement	–	(179.4)	(179.4)	–	–	–
Net profit for the year	–	617.0	617.0	–	420.9	420.9
Dividends for year ended						
- Final dividend (30th June 2000)	–	(310.8)	(310.8)	–	(310.8)	(310.8)
- Interim dividend (30th June 2001)	–	(83.7)	(83.7)	–	(83.7)	(83.7)
At 30th June 2001	1,163.0	5,608.9	6,771.9	1,163.0	3,617.3	4,780.3

An analysis of the movements in each category within reserves is set out in Note 10.

The accounting policies set out on page 47 to 50 and the notes on pages 55 to 86 are to be read as part of these financial statements.

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2002

Amounts in RM million unless otherwise stated

	Note	Group		Company	
		2002	2001	2002	2001
Profit before taxation		1,148.1	1,130.5	552.7	552.0
Adjustments for non-cash items					
Dividends from subsidiary and associated companies		-	-	(529.3)	(532.2)
Exceptional items		50.0	74.6	(1.0)	-
Share of profits less losses of associated companies		(3.5)	(49.2)	-	-
Investment income		(65.3)	(60.7)	(0.5)	(0.5)
Interest income		(44.4)	(65.4)	(14.1)	(14.5)
Interest expenses		45.6	28.5	5.3	-
Surplus on disposal of machinery, equipment and vehicles		(9.2)	(6.6)	-	(0.3)
Surplus on sale of real property assets		-	(12.6)	-	-
Depreciation		332.1	333.0	3.3	3.3
Exchange differences		34.4	(67.2)	(0.1)	0.3
Other non-cash items	26	(1.7)	(46.7)	0.3	0.1
		1,486.1	1,258.2	16.6	8.2
(Increase)/Decrease in trade and other receivables		(451.5)	65.2	(0.4)	10.4
(Increase)/Decrease in cash held under Housing Development Accounts		(25.1)	11.8	-	-
(Increase)/Decrease in inventories		(238.5)	(266.9)	-	0.6
Increase/(Decrease) in trade and other payables and provisions		109.6	(25.9)	(1.8)	(8.7)
Cash generated from operations		880.6	1,042.4	14.4	10.5
Taxation paid		(342.7)	(270.1)	(9.2)	(6.5)
Dividends received from subsidiary companies		-	-	408.1	399.2
Dividends received from associated companies		33.3	40.1	8.2	8.2
Investment income		68.1	55.7	0.5	0.5
Interest received		44.4	62.4	14.2	19.9
Interest paid		(46.8)	(26.5)	(4.9)	-
Net cash inflow from operating activities		636.9	904.0	431.3	431.8
Net cash outflow from investing activities	27	(489.7)	(749.1)	(264.9)	(31.2)
Net cash outflow from financing activities	28	(185.7)	(120.6)	(227.2)	(394.5)
Net (decrease)/increase in cash and cash equivalents		(38.5)	34.3	(60.8)	6.1
Cash and cash equivalents at beginning of the year		1,524.9	1,514.4	89.9	83.8
Foreign exchange differences on opening balances		9.6	(23.8)	-	-
Cash and cash equivalents at end of the year	17	1,496.0	1,524.9	29.1	89.9

The accounting policies set out on pages 47 to 50 and the notes on pages 55 to 86 are to be read as part of these financial statements.

Amounts in RM million unless otherwise stated

INCOME STATEMENTS

1 REVENUE

Revenue for the Group represents sales of goods and services, income from construction contracts and commissions earned outside the Group, net of discounts, allowances and sales and service taxes.

Revenue for the Company represents commissions and commodity trading activities, fees from management services rendered and income from shares held in subsidiary and associated companies.

	Group		Company	
	2002	2001	**2002**	2001
Analysis of revenue				
Sales of goods	**9,524.0**	9,230.4	**27.6**	22.9
Performance of services	**2,209.3**	2,165.5	**56.7**	50.7
Construction contracts	**319.8**	421.2	**-**	-
Income from shares held in subsidiary companies				
Quoted	**-**	-	**122.5**	120.1
Unquoted	**-**	-	**398.6**	403.9
Associated companies - unquoted	**-**	-	**8.2**	8.2
	12,053.1	11,817.1	**613.6**	605.8

Performance of services of the Company includes commissions and management fees from subsidiary companies of RM31.9 million (2001 - RM43.0 million).

2 OPERATING EXPENSES

	Group		Company	
	2002	2001	**2002**	2001
Changes in inventories of finished goods and work in progress	**(236.1)**	(201.8)	**-**	0.4
Finished goods and work in progress purchased	**7,157.6**	7,067.5	**19.8**	15.7
Raw materials and consumables used	**1,268.3**	1,273.6	**2.0**	1.5
Staff costs	**1,034.5**	1,026.3	**26.2**	25.5
Depreciation	**332.1**	333.0	**3.3**	3.3
Construction contract cost	**254.4**	347.7	**-**	-
Other operating expenses	**1,316.4**	1,087.2	**19.9**	22.8
	11,127.2	10,933.5	**71.2**	69.2
The number of persons employed, at the end of the financial year	**26,384**	26,842	**304**	319

2 OPERATING EXPENSES (CONTINUED)

	Group 2002	Group 2001	Company 2002	Company 2001
Other operating expenses include:				
Auditors' remuneration:				
Fees for statutory audits	6.3	6.3	0.3	0.3
Fees for other services	3.1	0.3	1.4	0.1
Directors' remuneration:				
Fees	1.0	1.0	0.8	0.7
Other emoluments	2.0	2.0	1.7	1.5
Hire of plant and machinery	9.0	15.0	0.2	0.9
Operating lease payments for land and buildings to:				
Subsidiary companies	–	–	3.8	5.1
Companies external to the Group	90.0	80.1	0.2	0.2
Replanting expenditure	29.1	23.4	–	–
Research and development expenditure	7.1	5.2	–	–
Provision for bad and doubtful debts	39.9	21.1	0.3	1.2
Writeback of provision for bad and doubtful debts	(25.2)	(32.4)	–	(1.1)
Reversal of cost provisions for property development	(15.0)	(11.2)	–	–
Reversal of selling and distribution costs for tyre division	(11.7)	(27.9)	–	–
Realised exchange (gain)/loss	(2.7)	2.9	–	0.1
Unrealised exchange loss/(gain)	–	1.4	(0.1)	0.3
(Writeback)/Provision for reorganisation expenses and severance costs (Note 4)	(7.0)	30.2	–	–
Writedown of property, plant and machinery to recoverable value (Note 4)	78.2	60.2	–	–
Provision for diminution in value of investment (Note 4)	15.1	–	–	–

The estimated monetary value of benefits provided to Directors during the year by way of usage of the Group's and Company's assets and the provision of accommodation and other benefits amounted to RM0.1 million (2001 - RM0.2 million).

The remuneration paid to the Directors for the year ended 30th June 2002 is categorised as follows:

(in RM thousand)	Salary	Fees	Bonus	Benefits-In-kind	Allowances	Total
Executive Directors	1,420	–	484	82	45	2,031
Non-executive Directors	–	984	–	13	–	997
Total	1,420	984	484	95	45	3,028

The remuneration paid to the Directors, analysed into bands of RM50,000, are as follows:

No. of Directors	> RM50,000 to RM100,000	> RM100,000 to RM150,000	> RM150,000 to RM200,000	> RM550,000 to RM600,000	> RM1,450,000 to RM1,500,000
Executive Directors	–	–	–	1	1
Non-executive Directors	7	1	2	–	–

3 OTHER OPERATING INCOME

	Group 2002	Group 2001	Company 2002	Company 2001
Other operating income includes:				
Rental income for land and buildings	35.3	36.5	–	–
Surplus on disposal of machinery, equipment and vehicles	9.2	6.6	–	0.3
Surplus on disposal of investments (Note 4)	16.6	4.5	–	–
Surplus on disposal of properties (Note 4)	22.1	10.8	–	–
Surplus on disposal of a subsidiary company	–	–	1.0	–

4 EXCEPTIONAL ITEMS

The following income and provisions are classified as exceptional items for the purpose of disclosure of segment results in Note 31.

	Group 2002	Group 2001	Company 2002	Company 2001
Surplus on disposal of investments	16.6	4.5	–	–
Surplus on disposal of properties	22.1	10.8	–	–
Writeback/(Provision) for reorganisation expenses and severance costs	7.0	(30.2)	–	–
Provision for diminution in value of investments	(15.1)	–	–	–
Writedown of property, plant and equipment to recoverable value	(78.2)	(60.2)	–	–
Others	(2.4)	0.5	1.0	–
	(50.0)	(74.6)	1.0	–

The writeback of reorganisation expenses and severance cost relates to reversal of surplus provision for the restructuring of Lec Refrigeration plc offset by the estimated costs for the closure of the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd.

The writedown of property, plant and equipment to recoverable value was made in respect of the Group's assets in a business resort hotel, closure of old palm oil mills, and the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd.

5 INVESTMENT AND INTEREST INCOME (NET)

	Group 2002	Group 2001	Company 2002	Company 2001
Income from marketable securities	43.0	49.0	–	–
Income from shares (gross):				
Quoted in Malaysia	10.5	0.5	0.5	0.5
Quoted outside Malaysia	3.5	2.8	–	–
Unquoted	8.3	8.4	–	–
	65.3	60.7	0.5	0.5
Interest income from:				
Associated companies	–	–	–	–
Subsidiary companies	–	–	10.8	10.8
Banks and other financial institutions	44.4	65.4	3.3	3.7
Interest expense	(45.6)	(28.5)	(5.3)	–
Interest (expense)/income (net)	(1.2)	36.9	8.8	14.5
	64.1	97.6	9.3	15.0

6 TAXATION

	Group 2002	Group 2001	Company 2002	Company 2001
In Malaysia				
Current taxation	150.5	170.0	106.3	111.1
Deferred taxation	(0.7)	8.4	-	-
In respect of prior years	(27.8)	(1.8)	-	-
	122.0	176.6	106.3	111.1
Outside Malaysia				
Current taxation	104.0	115.2	15.5	20.0
Deferred taxation	(6.2)	(3.2)	-	-
In respect of prior years	(2.3)	1.2	-	-
	95.5	113.2	15.5	20.0
	217.5	289.8	121.8	131.1
Share of taxation of associated companies	2.9	6.3	-	-
Total taxation charged to income statement	220.4	296.1	121.8	131.1

The effective tax rate of the Group of 19.2% was lower than the statutory tax rate in Malaysia of 28% because of the effect of lower rates of income tax of overseas subsidiary and associated companies and writeback of provision in respect of prior years. The writeback of provision for taxation in Malaysia relates mainly to settlement reached between Sime UEP Properties Berhad and the Inland Revenue Board on the applicable rates of taxes on the gains on disposal of land held as property, plant and equipment. The lower effective tax rate of the Company of 22.0% was mainly due to the tax exempt dividends from subsidiary companies and other investments.

The current year's taxation charge for the Group has been reduced by approximately RM20.4 million (2001 - RM19.0 million) as a result of the utilisation of tax losses brought forward from previous years.

7 EARNINGS AND NET TANGIBLE ASSETS PER SHARE - GROUP

The basic earnings per share is calculated by dividing the Group's net profit for the year of RM771.2 million (2001 - RM617.0 million) by the 2,326.0 million (2001 - 2,326.0 million) weighted average number of shares of the Company in issue during the year.

Using the same weighted average number of shares of the Company in issue during the year of 2,326.0 million, the supplementary information presented for basic earnings per share is calculated as follows:

	2002 RM million	2001 RM million	2002 Sen per share	2001 Sen per share
Net profit for the year	771.2	617.0	33.2	26.5
Exceptional items (Note 4) less taxation and minority interests	33.5	78.2	1.4	3.4
Net profit excluding exceptional items	804.7	695.2	34.6	29.9

The diluted earnings per share and earnings excluding exceptional items per share were calculated using an enlarged weighted average number of shares of 2,327.7 million (2001 - 2,326.0 million) after the inclusion of the bonus element of number of unexercised options outstanding as at 30th June 2002 of 1.7 million (2001 - nil). The terms of the unexercised options are set out in the Directors' Report under the section on Sime Darby Employees' Share Option Scheme.

The net tangible assets per share is calculated by dividing the Group's net tangible assets of RM7,188.4 million (2001 - RM6,771.9 million) by the 2,326.0 million (2001 - 2,326.0 million) weighted average number of shares of the Company in issue during the year.

8 DIVIDENDS

	Company	
	2002	2001
Interim:		
Paid on 24th May 2002		
- 5.0 sen gross per share less Malaysian tax at 28% (2001 - 5.0 sen gross per share less Malaysian tax at 28%)	**83.7**	83.7
Proposed final:		
Payable on 20th December 2002		
- 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt (2001 - 13.5 sen per share tax exempt)	**312.6**	314.0
	396.3	397.7

At the forthcoming Annual General Meeting on 31st October 2002, a final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt (2001 - 13.5 sen per share tax exempt) amounting to RM312.6 million will be proposed for shareholders' approval. These financial statements do not reflect this final dividend as it will be accrued as a liability in the year ending 30th June 2003 when approved by the shareholders. This represents a change in accounting treatment from that of prior years as explained in Note 32.

BALANCE SHEETS

9 SHARE CAPITAL

	2002	2001
Authorised:		
3,000.0 million (2001 - 3,000.0 million) ordinary shares of RM0.50 each	**1,500.0**	1,500.0
Issued and fully paid:		
At 1st July 2,326.0 million (2000 - 2,326.0 million) ordinary shares of RM0.50 each	**1,163.0**	1,163.0
112,000 new shares issued pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme	–	–
At 30th June - 2,326.1 million (2001 - 2,326.0 million) ordinary shares of RM0.50 each	**1,163.0**	1,163.0

10 RESERVES

	Non - distributable				Distributable	
Group	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total
2002						
At 1st July 2001						
- as previously reported	2,383.3	114.7	280.3	356.9	2,159.7	5,294.9
- prior year adjustment (Note 32)	-	-	-	-	314.0	314.0
- as restated	2,383.3	114.7	280.3	356.9	2,473.7	5,608.9
Translation of opening reserves	-	-	-	45.1	-	45.1
Goodwill written off	-	-	-	-	(19.9)	(19.9)
Transfers within reserves on realisation	-	(2.0)	(56.2)	-	58.2	-
Net profit for the year	-	-	-	17.3	771.2	788.5
Dividends for year ended						
- Final dividend (30th June 2001)	-	-	-	-	(314.0)	(314.0)
- Interim dividend (30th June 2002)	-	-	-	-	(83.7)	(83.7)
Issue of shares	0.5	-	-	-	-	0.5
At 30th June 2002	2,383.8	112.7	224.1	419.3	2,885.5	6,025.4
2001						
At 1st July 2000						
- as previously reported	2,383.3	115.8	312.2	493.5	1,950.2	5,255.0
- prior year adjustment (Note 32)	-	-	-	-	310.8	310.8
- as restated	2,383.3	115.8	312.2	493.5	2,261.0	5,565.8
Translation of opening reserves	-	-	-	(132.1)	-	(132.1)
Goodwill written off	-	-	-	-	(42.8)	(42.8)
Transfers within reserves on realisation	-	(1.1)	(31.9)	-	33.0	-
Net profit for the year	-	-	-	(4.5)	617.0	612.5
Dividends for year ended						
- Final dividend (30th June 2000)	-	-	-	-	(310.8)	(310.8)
- Interim dividend (30th June 2001)	-	-	-	-	(83.7)	(83.7)
At 30th June 2001	2,383.3	114.7	280.3	356.9	2,473.7	5,608.9
Company						
2002						
At 1st July 2001						
- as previously reported	2,383.3	-	367.2	-	859.3	3,609.8
- prior year adjustment (Note 32)	-	-	-	-	7.5	7.5
- as restated	2,383.3	-	367.2	-	866.8	3,617.3
Transfers within reserves on realisation	-	-	(1.7)	-	1.7	-
Net profit for the year	-	-	-	-	430.9	430.9
Dividends for year ended						
- Final dividend (30th June 2001)	-	-	-	-	(314.0)	(314.0)
- Interim dividend (30th June 2002)	-	-	-	-	(83.7)	(83.7)
Issue of shares	0.5	-	-	-	-	0.5
At 30th June 2002	2,383.8	-	365.5	-	901.7	3,651.0

10 RESERVES (CONTINUED)

Company	Non - distributable				Distributable	
	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	**Total**
2001						
At 1st July 2000						
- as previously reported	2,383.3	–	368.8	–	856.9	3,609.0
- prior year adjustment (Note 32)	–	–	–	–	(18.1)	(18.1)
- as restated	2,383.3	–	368.8	–	838.8	3,590.9
Transfers within reserves on realisation	–	–	(1.6)	–	1.6	–
Net profit for the year	–	–	–	–	420.9	420.9
Dividends for year ended						
- Final dividend (30th June 2000)	–	–	–	–	(310.8)	(310.8)
- Interim dividend (30th June 2001)	–	–	–	–	(83.7)	(83.7)
At 30th June 2001	2,383.3	–	367.2	–	866.8	3,617.3

The Group's revaluation reserves relate mainly to revaluation made in 1978 of the land and buildings of the Group's plantations in Malaysia. Capital reserves represent retained profits capitalised by subsidiary companies.

There are sufficient Malaysian and Singaporean tax credits available to frank approximately RM2,207.4 million (2001 - RM1,728.5 million) and RM410.6 million (2001 - RM417.9 million) of the retained profits of the Group and the Company respectively if paid out as dividends. In addition, the Group and the Company have tax exempt accounts available to frank tax exempt dividends amounting to approximately RM999.3 million (2001 - RM924.9 million) and RM406.5 million (2001 - RM349.6 million) respectively.

11 LOANS - GROUP

	2002	2001
Unsecured term loans	**638.9**	579.7
Secured term loans	**19.5**	0.6
	658.4	580.3
Amounts repayable within one year included under short term borrowings (Note 20):		
Unsecured term loans	**(6.0)**	(137.1)
Secured term loans	**–**	(0.6)
	652.4	442.6

Term loans are repayable over the following periods:

	2002	2001
Within one year	**6.0**	137.7
Between one and two years	**55.0**	50.0
Between two and five years	**537.5**	332.7
After five years	**59.9**	59.9
	658.4	580.3

The secured term loans were secured by the charge on leasehold lands and properties of subsidiary companies with net book value of RM19.0 million at the balance sheet date (2001 - RM 17.0 million).

The term loans carry interests at rates which vary according to prevailing inter-bank offered rates or base lending rates, as the case may be, in the various currencies and countries concerned.

The average interest rates applicable to loans outstanding at the balance sheet date was 4.8% (2001 - 6.7%) per annum.

12 DEFERRED TAXATION - GROUP

	2002	2001
Deferred tax provided for in the financial statements:		
- excess of capital allowances over depreciation	**211.6**	185.8
- other timing differences	**26.8**	60.1
	238.4	245.9
Deferred tax not provided for in the financial statements:		
- arising from revaluation of property, plant and equipment which are held for long term use	**31.4**	31.4
Tax losses carried forward:		
- estimated potential tax benefit of losses for which no credit has been taken in the net income of current or prior years	**36.6**	38.6

The benefit of the tax losses carried forward will only be obtained if the relevant subsidiary companies derive future assessable income of a nature and of amounts sufficient for the losses to be utilised.

13 INVENTORIES

	Group		Company	
	2002	2001	**2002**	2001
Produce stocks	**17.9**	18.4	-	-
Trading inventories:				
Heavy equipment	**748.3**	501.0	-	-
Motor vehicles	**804.3**	774.7	-	-
Commodities and others	**298.0**	337.1	-	-
Development property and expenditure including attributable profit of RM309.0 million (2001 - RM187.8 million) less progress payments of RM974.6 million (2001 - RM569.4 million)	**758.5**	708.5	-	-
Materials and consumable stores	**135.9**	134.1	**1.2**	1.2
	2,762.9	2,473.8	**1.2**	1.2

The carrying value of trading inventories include RM139.2 million (2001: RM168.4 million) stated at net realisable values.

14 TRADE AND OTHER RECEIVABLES

	Group 2002	Group 2001	Company 2002	Company 2001
Trade receivables less provisions of RM133.0 million (2001 - RM131.2 million) for the Group and RM0.4 million (2001 - RM1.1 million) for the Company	**1,401.0**	1,153.8	**3.4**	3.5
Amount due from customer on construction contracts (Note 15)	**21.4**	14.9	**-**	-
Amount due from associated companies	**29.8**	26.2	**0.2**	0.2
Amount due from a Director of the Company	**0.1**	0.1	**0.1**	0.1
Other receivables, deposits and prepayments less provisions of RM7.2 million (2001 - RM5.8 million) for the Group and nil (2001 - nil) for the Company	**282.7**	258.4	**7.2**	6.7
Net investments in finance lease after deducting unearned finance income of RM28.9 million (2001 - RM15.3 million) and provision of RM5.9 million (2001 - RM5.8 million)	**142.0**	93.5	**-**	-
	1,877.0	1,546.9	**10.9**	10.5

The amount receivable from a Director of the Company was in respect of a loan made under the Sime Darby Group Executive Housing Loan Scheme which was approved by members of the Company on 11th November 1995.

	Group 2002	Group 2001
Gross investments in finance lease		
Not later than 1 year	**176.9**	114.6
Later than 1 year and not later than 5 years	**273.8**	121.6
Later than 5 years	**22.3**	2.0
	473.0	238.2
Unearned finance income	**(62.4)**	(26.7)
Provisions	**(15.5)**	(11.7)
Net investments in finance lease	**395.1**	199.8
Representing:		
Current receivable	**142.0**	93.5
Non-current receivable	**253.1**	106.3
	395.1	199.8
Net investments in finance lease		
Not later than 1 year	**142.0**	93.5
Later than 1 year and not later than 5 years	**232.1**	104.6
Later than 5 years	**21.0**	1.7
	395.1	199.8

15 CONSTRUCTION CONTRACTS - GROUP

	2002	2001
Aggregate costs incurred and recognised profits less losses to date	707.0	801.7
Progress billings	(692.6)	(800.7)
	14.4	1.0
Represented by:		
Amount due from customers (Note 14)	21.4	14.9
Amount due to customers (Note 18)	(7.0)	(13.9)
	14.4	1.0

16 CASH HELD UNDER HOUSING DEVELOPMENT ACCOUNTS

Cash held under the Housing Development Accounts represents monies received from purchasers of residential properties less payments or withdrawals in accordance with the Housing Developers (Control and Licensing) Act 1966.

17 BANK BALANCES, DEPOSITS AND CASH

	Group		*Company*	
	2002	2001	2002	2001
Deposits with licensed banks	1,046.7	1,225.1	18.7	70.0
Deposits with finance companies	97.3	60.7	5.0	3.0
Deposits with other corporations	125.3	100.0	2.0	13.0
Cash at bank and in hand	266.3	205.0	3.4	3.9
	1,535.6	1,590.8	29.1	89.9

For the purpose of the cash flow statement, the year end cash and cash equivalents comprised the following:

	Group		*Company*	
	2002	2001	2002	2001
Bank balances, deposits and cash	1,535.6	1,590.8	29.1	89.9
Bank overdrafts - unsecured (Note 20)	(39.6)	(65.9)	-	-
	1,496.0	1,524.9	29.1	89.9

18 TRADE AND OTHER PAYABLES

	Group		*Company*	
	2002	2001	2002	2001
Trade payables	1,398.2	1,183.8	0.5	0.7
Trade accruals	1,045.6	1,001.4	20.4	21.4
Amount due to customers on construction contracts (Note 15)	7.0	13.9	-	-
	2,450.8	2,199.1	20.9	22.1

19 PROVISIONS

2002	Maintenance and warranty	Cost provision for property development	Reorganisation expenses	Retirement benefits	Total
Group					
At 1st July 2001	187.5	3.5	36.7	14.7	242.4
Exchange differences	2.1	–	–	0.5	2.6
Additional provision	50.3	–	7.3	1.9	59.5
Unused amounts reversed	(37.8)	(15.0)	(7.0)	(0.9)	(60.7)
Charged/(writeback) to income statement	12.5	(15.0)	0.3	1.0	(1.2)
Utilised	(81.9)	–	(8.6)	(1.5)	(92.0)
Reclassification	(24.0)	20.0	(19.1)	–	(23.1)
At 30th June 2002	96.2	8.5	9.3	14.7	128.7
Company					
At 1st July 2001				0.6	0.6
Utilised				(0.1)	(0.1)
At 30th June 2002				0.5	0.5
2001					
Group					
At 1st July 2000	193.6	34.7	28.5	14.4	271.2
Exchange differences	(3.5)	–	–	(0.5)	(4.0)
Acquisition of subsidiary	0.4	–	–	–	0.4
Additional provision	121.1	–	44.4	2.6	168.1
Unused amounts reversed	(49.1)	(11.2)	(14.3)	(1.0)	(75.6)
Charged/(writeback) to income statement	72.0	(11.2)	30.1	1.6	92.5
Utilised	(70.3)	–	(5.9)	(0.8)	(77.0)
Reclassification	(4.7)	(20.0)	(16.0)	–	(40.7)
At 30th June 2001	187.5	3.5	36.7	14.7	242.4
Company					
At 1st July 2000				1.5	1.5
Additions				0.1	0.1
Unused amounts reversed				(1.0)	(1.0)
At 30th June 2001				0.6	0.6

20 SHORT TERM BORROWINGS

	Group		Company	
	2002	2001	**2002**	2001
Bank overdrafts - unsecured (Note 17)	**39.6**	65.9	**-**	-
Portion of term loans due within one year (Note 11)				
Unsecured term loans	**6.0**	137.1	**-**	-
Secured term loans	**-**	0.6	**-**	-
Other short term borrowings - unsecured	**412.9**	132.8	**170.0**	-
- secured	**1.8**	-	**-**	-
	460.3	336.4	**170.0**	-

Other short term borrowings include revolving credits, banker's acceptances and short term loans. The bank overdrafts and other short term borrowings carry interest rates which vary according to prevailing inter-bank offered rates or base lending rates, as the case may be.

The secured short term borrowings were secured by the charge on leasehold lands and properties of subsidiary companies with net book value of RM5.7 million at the balance sheet date (2001 - nil).

The average interest rates applicable to short term borrowings outstanding at the balance sheet date was 3.7% (2001 - 3.8%) per annum.

21 INVESTMENTS

	2002		2001	
Group	**Book Value**	**Market Value**	Book Value	Market Value
Quoted shares - at cost less provision for diminution in value				
In Malaysia	**315.4**	**316.3**	12.3	24.5
Outside Malaysia	**118.0**	**131.3**	73.5	85.7
	433.4	**447.6**	85.8	110.2
Marketable securities - at cost	**543.7**	**581.7**	713.7	736.9
	977.1	**1,029.3**	799.5	847.1
Unquoted shares - at cost				
In Malaysia	**101.6**		100.6	
	1,078.7		900.1	
Company				
Quoted shares - at cost less provision for diminution in value				
In Malaysia	**5.8**	**11.6**	5.8	11.1
Outside Malaysia	**0.2**	**2.9**	0.2	2.9
	6.0	**14.5**	6.0	14.0

22 ASSOCIATED COMPANIES

	Group		Company	
	2002	2001	**2002**	2001
The closing net book value is represented by:				
Unquoted shares at cost	**82.4**	61.1	**1.8**	1.8
Group's share of post acquisition retained profits and reserves less losses	**177.2**	145.8	**-**	-
Share of associated companies' net assets, excluding goodwill	**259.6**	206.9	**1.8**	1.8

The Group's equity interest in the associated companies, their respective principal activities, countries of incorporation and principal places of business are shown in Note 35.

23 SUBSIDIARY COMPANIES - COMPANY

	2002 Book Value	2002 Market Value	2001 Book Value	2001 Market Value
Shares at cost				
Quoted in Malaysia	**533.9**	**1,519.5**	533.9	1,372.7
Unquoted	**1,947.0**		1,949.8	
	2,480.9		2,483.7	
Amounts owing by subsidiary companies	**2,478.1**		2,231.3	
Amounts owing to subsidiary companies	**(3.3)**		(22.1)	
	4,955.7		4,692.9	

The amounts owing to subsidiary companies were interest free with no fixed terms of repayment.

The Group's equity interest in the subsidiary companies, their respective principal activities, countries of incorporation and principal places of business are shown in Note 35.

24 PROPERTY, PLANT AND EQUIPMENT

Group **2002** Cost/Valuation	Land Freehold	Land Long leasehold	Land Short leasehold	Buildings	Machinery, equipment & vehicles	**Total**
Net book value at beginning of year	**1,050.5**	**639.4**	**125.9**	**1,327.6**	**1,489.3**	**4,632.7**
Exchange rate adjustments	**10.0**	**(13.1)**	**0.1**	**19.8**	**7.6**	**24.4**
Disposal of subsidiaries	**-**	**-**	**-**	**(9.7)**	**(7.5)**	**(17.2)**
Acquisition of subsidiaries	**4.9**	**0.2**	**9.1**	**9.0**	**18.6**	**41.8**
Additions (Note 31)	**-**	**3.6**	**20.4**	**22.2**	**288.7**	**334.9**
Disposals and write off	**(0.6)**	**-**	**(2.0)**	**(17.8)**	**(83.1)**	**(103.5)**
Impairment charges (Note 31)	**-**	**-**	**-**	**(40.0)**	**(38.2)**	**(78.2)**
Reclassification	**(1.1)**	**(8.8)**	**10.9**	**10.2**	**(11.1)**	**0.1**
Depreciation charge (Note 31)	**-**	**(3.4)**	**(3.5)**	**(52.1)**	**(273.1)**	**(332.1)**
Net book value at end of year	**1,063.7**	**617.9**	**160.9**	**1,269.2**	**1,391.2**	**4,502.9**
Cost	**811.6**	**591.6**	**181.8**	**1,741.9**	**3,715.4**	**7,042.3**
Valuation	**252.1**	**42.1**	**5.8**	**145.4**	**-**	**445.4**
Accumulated depreciation	**-**	**(15.8)**	**(26.7)**	**(564.5)**	**(2,239.4)**	**(2,846.4)**
Accumulated impairment	**-**	**-**	**-**	**(53.6)**	**(84.8)**	**(138.4)**
Net book value at end of year	**1,063.7**	**617.9**	**160.9**	**1,269.2**	**1,391.2**	**4,502.9**
2001 Cost/Valuation						
Net book value at beginning of year	1,036.6	738.8	26.2	1,424.8	1,640.3	4,866.7
Exchange rate adjustments	(13.0)	(11.3)	(0.3)	(32.0)	(29.1)	(85.7)
Acquisition of subsidiaries	44.0	-	7.8	0.6	0.7	53.1
Additions (Note 31)	4.8	10.3	-	20.6	240.4	276.1
Disposals and write off	(3.4)	-	-	(12.6)	(39.7)	(55.7)
Impairment charges (Note 31)	-	-	-	(13.6)	(46.6)	(60.2)
Reclassification	(18.5)	(94.1)	93.9	(4.0)	(5.9)	(28.6)
Depreciation charge (Note 31)	-	(4.3)	(1.7)	(56.2)	(270.8)	(333.0)
Net book value at end of year	1,050.5	639.4	125.9	1,327.6	1,489.3	4,632.7
Cost	798.4	612.4	140.8	1,706.8	3,548.1	6,806.5
Valuation	252.1	42.1	5.8	145.4	-	445.4
Accumulated depreciation	-	(15.1)	(20.7)	(511.0)	(2,012.2)	(2,559.0)
Accumulated impairment	-	-	-	(13.6)	(46.6)	(60.2)
Net book value at end of year	1,050.5	639.4	125.9	1,327.6	1,489.3	4,632.7

24 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company	2002 Machinery, equipment & vehicles	2001 Machinery, equipment & vehicles
Net book value at beginning of year	7.6	10.8
Additions	3.3	3.1
Disposals	(0.4)	(3.0)
Depreciation charge	(3.3)	(3.3)
Net book value at end of year	7.2	7.6
Cost	30.0	27.5
Accumulated depreciation	(22.8)	(19.9)
Net book value at end of year	7.2	7.6

25 CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company	
	2002	2001	2002	2001
Unsecured contingencies:				
Trade and performance guarantees	1,016.9	791.6	503.8	599.4
Claims pending against subsidiaries	25.8	33.4	–	–
Guarantees and contingencies relating to the borrowings of subsidiaries	–	–	340.3	335.2
	1,042.7	825.0	844.1	934.6
Authorised capital expenditure for property, plant and equipment not provided for in the financial statements:				
Contracted	51.1	60.2	–	–
Not contracted	257.7	228.3	0.1	0.3
	308.8	288.5	0.1	0.3
Commitments under non-cancellable operating leases:				
Expiring within one year	56.1	54.0	0.3	0.3
Expiring between one and five years	125.0	125.8	0.5	0.9
Expiring after five years	184.1	182.2	0.4	0.5
	365.2	362.0	1.2	1.7

Certain minority shareholders of Sime Bank Berhad have taken legal action against Sime Darby Berhad for not making a general offer when 60.35% of the equity of Sime Bank Berhad was acquired. The directors are of the opinion, based on legal advice, that no provision is necessary.

CASH FLOW STATEMENT

26 OTHER NON-CASH ITEMS

	Group 2002	Group 2001	Company 2002	Company 2001
Other non-cash items include:				
Reversal of cost provisions for property development	(15.0)	(11.2)	-	-
Provision for bad and doubtful debts	39.9	21.1	0.3	1.2
Writeback of provision for bad and doubtful debts	(25.2)	(32.4)	-	(1.1)
Reversal of provision for selling and distribution costs by tyre division	(11.7)	(27.9)	-	-
Property, plant and equipment scrapped and written off	10.3	3.7	-	-
	(1.7)	(46.7)	0.3	0.1

In order to eliminate the effect of currency realignments, the cash flow statement has been arrived at after adjusting the opening assets and liabilities of overseas subsidiary companies to the rates ruling at the year end.

	Group 2002	Group 2001
The resulting adjustments were:		
Property, plant and equipment	24.4	(85.7)
Associated companies and investments	2.5	(7.3)
Working capital	16.7	9.1
Cash and cash equivalent	9.6	(23.8)
Loans and other long term liabilities	(25.3)	39.7
	27.9	(68.0)

27 NET CASH OUTFLOW FROM INVESTING ACTIVITIES

	Group 2002	Group 2001	Company 2002	Company 2001
Purchase of long term investments	(420.7)	(403.6)	-	-
Increase in amounts owing by subsidiaries	-	-	(265.8)	(59.2)
Acquisition of subsidiary (Note 29)	(10.2)	(579.8)	-	(0.2)
Purchase of associated companies	(91.0)	(13.0)	-	-
Purchase of property, plant and equipment (Note 24)	(334.9)	(276.1)	(3.3)	(3.1)
Purchase of real property assets	(1.1)	(6.6)	-	-
Proceeds from sale of long term investment	242.1	372.2	-	-
Proceeds from sale of subsidiary companies (Note 30)	0.9	-	3.8	28.0
Proceeds from sale of associated company	-	61.6	-	-
Proceeds from sale of property, plant and equipment	125.2	69.0	0.4	3.3
Proceeds from shares issued to minority interests	-	1.0	-	-
Proceeds from sale of real property assets	-	26.2	-	-
	(489.7)	(749.1)	(264.9)	(31.2)

28 NET CASH OUTFLOW FROM FINANCING ACTIVITIES

	Group 2002	Group 2001	Company 2002	Company 2001
Proceeds from shares issued by Sime Darby Berhad	0.5	-	0.5	-
Proceeds from term loans raised	211.5	382.7	-	-
Short term borrowings raised	278.1	39.3	170.0	-
Term loans repaid	(161.4)	(33.4)	-	-
Dividends paid to shareholders of Sime Darby Berhad	(397.7)	(394.5)	(397.7)	(394.5)
Dividends paid to minority interests in subsidiary companies	(116.7)	(114.7)	-	-
	(185.7)	(120.6)	(227.2)	(394.5)

29 ACQUISITIONS OF SUBSIDIARY COMPANIES - GROUP

Details of the assets, liabilities and cash flow arising from the acquisition of subsidiary companies are as follows:

	2002	2001
Property, plant and equipment	(41.8)	(53.1)
Goodwill	(5.9)	(42.8)
Minority interests	9.7	(479.0)
Deferred taxation	-	0.5
Term loans	3.2	-
Cash and cash equivalent	(26.4)	(4.0)
Net current liabilities/(assets)	24.6	(5.4)
Total cost of acquisition	(36.6)	(583.8)
Represented by:		
Cash paid for shares acquired	(36.6)	(583.8)
Add: Cash and cash equivalents of subsidiary acquired	26.4	4.0
Cash outflow on acquisition of subsidiary	(10.2)	(579.8)

Transactions during the year ended 30th June 2002 comprised mainly the acquisition of shares in Sime Oleander Sdn Bhd, Wincastle Travel (HK) Limited and Sime Alexander Forbes Insurance Brokers Sdn Bhd.

The acquisitions during the previous year were mainly related to the acquisition of shares held by minority shareholders in Sime Singapore Limited and Sime Darby Hong Kong Limited and shares in Caltrac SA.

The effects of acquisitions of subsidiary companies on the Group's results for the financial year are shown below:

	2002	2001
Revenue	58.7	30.0
Operating profits	1.4	1.0
Interest (net)	0.3	-
Profit before taxation	1.7	1.0
Taxation	(0.6)	(0.3)
Profit after taxation	1.1	0.7
Minority interests	0.9	17.3
Net profit	2.0	18.0

The effects of acquisitions of subsidiary companies on the Group's financial position at the end of financial year are as follows:

	2002
Property, plant and equipment	37.1
Goodwill	5.9
Minority interests	(8.1)
Term loans	(2.1)
Net current liabilities	(9.1)
Exchange difference	0.7
Cash and cash equivalents	14.2
Group's share of net assets	38.6

30 DISPOSALS OF SUBSIDIARY COMPANIES - GROUP

The assets and liabilities of subsidiary companies disposed during the year and the comparatives for the previous year were:

	2002	2001
Property, plant and equipment	17.2	18.1
Associated companies	(6.5)	-
Cash and cash equivalents	3.9	1.9
Other net current liabilities	(4.9)	(2.8)
Minority interests	(4.9)	(5.2)
	4.8	12.0
Less: Cash and cash equivalents in subsidiary companies disposed	(3.9)	
Cash inflow on disposal	0.9	

The results of subsidiary companies disposed for the current year up to the date of disposal and the comparatives for the previous year were as follows:

	2002	2001
Revenue	22.1	28.7
Operating loss	(0.9)	(1.5)
Interest (net)	(0.1)	-
Loss before taxation	(1.0)	(1.5)
Taxation	-	(0.1)
Loss after taxation	(1.0)	(1.6)
Minority interests	0.3	0.5
Net loss	(0.7)	(1.1)

31 SEGMENT INFORMATION
Primary reporting format - business segments

	Year ended 30th June 2002			Year ended 30th June 2001		
Segment revenue	**Total**	**Inter-segment**	**External**	Total	Inter-segment	External
Plantations	963.1	-	963.1	912.3	-	912.3
Tyre manufacturing	789.6	(14.3)	775.3	819.6	(20.0)	799.6
Property	598.1	(35.3)	562.8	480.9	(30.4)	450.5
Heavy equipment distribution	2,417.8	(5.3)	2,412.5	2,103.9	(4.8)	2,099.1
Motor vehicle distribution	4,014.5	(6.0)	4,008.5	3,833.3	(6.7)	3,826.6
Energy	629.6	-	629.6	687.4	-	687.4
General trading, services and others	2,739.5	(38.2)	2,701.3	3,073.6	(32.0)	3,041.6
Group	12,152.2	(99.1)	12,053.1	11,911.0	(93.9)	11,817.1

Details of the products, services and nature of activities carried out by the respective business segments are set out in the operations report on pages 24 to 40.

Transactions between segments are carried out on an arms length basis. The effects of such inter-segment transactions are eliminated on consolidation.

31 SEGMENT INFORMATION (CONTINUED)
Primary reporting format - business segments

Segment results Year ended 30th June 2002	Segment results	Exceptional items	Operating profits	Associated companies	Profit before interest
Plantations	78.3	4.9	83.2	(5.1)	78.1
Tyre manufacturing	84.4	(32.8)	51.6	-	51.6
Property	234.0	0.8	234.8	11.8	246.6
Heavy equipment distribution	230.1	1.5	231.6	0.2	231.8
Motor vehicle distribution	285.2	0.7	285.9	8.0	293.9
Energy	164.3	-	164.3	-	164.3
General trading, services and others	54.2	(25.1)	29.1	(11.4)	17.7
Group	1,130.5	(50.0)	1,080.5	3.5	1,084.0
Investment and interest income (net)					64.1
Profit before taxation					1,148.1
Taxation (including share of taxation of associated companies)					(220.4)
Profit after taxation					927.7
Minority interests					(156.5)
Net profit for the year					771.2

Year ended 30th June 2001					
Plantations	48.9	8.5	57.4	20.6	78.0
Tyre manufacturing	87.6	-	87.6	-	87.6
Property	150.1	2.4	152.5	10.9	163.4
Heavy equipment distribution	228.9	9.9	238.8	0.7	239.5
Motor vehicle distribution	323.6	-	323.6	0.6	324.2
Energy	189.5	-	189.5	-	189.5
General trading, services and others	29.7	(95.4)	(65.7)	16.4	(49.3)
Group	1,058.3	(74.6)	983.7	49.2	1,032.9
Investment and interest income (net)					97.6
Profit before taxation					1,130.5
Taxation (including share of taxation of associated companies)					(296.1)
Profit after taxation					834.4
Minority interests					(217.4)
Net profit for the year					617.0

The analysis of exceptional items is set out in Note 4.

31 SEGMENT INFORMATION - GROUP (CONTINUED)
Primary reporting format - business segments

	Balance sheet		Other information			
	Segment assets	Segment liabilities	Capital expenditure	Depreciation	Impairment charges	Non-cash income/(expense)
At 30th June 2002						
Plantations	1,416.6	(130.2)	11.9	(38.9)	(14.4)	(1.0)
Tyre manufacturing	667.6	(167.9)	40.3	(58.2)	(25.4)	10.8
Property	1,600.7	(227.6)	7.4	(18.3)	-	14.2
Heavy equipment distribution	1,564.5	(387.4)	149.8	(64.8)	-	(3.7)
Motor vehicle distribution	1,844.1	(786.3)	35.1	(29.8)	-	7.2
Energy	650.7	(156.9)	20.1	(32.3)	-	(8.7)
General trading, services and others	2,023.0	(723.2)	70.3	(89.8)	(38.4)	(17.1)
Total segment assets/(liabilities)	9,767.2	(2,579.5)	334.9	(332.1)	(78.2)	1.7
Tax assets/(liabilities)	14.2	(407.2)				
Other assets/(liabilities)	2,683.6	(1,112.7)				
Total assets/(liabilities)	12,465.0	(4,099.4)				
At 30th June 2001						
Plantations	1,388.3	(111.2)	25.3	(36.9)	-	(5.4)
Tyre manufacturing	781.1	(228.5)	58.8	(54.8)	-	30.3
Property	1,695.3	(199.5)	7.7	(17.9)	-	11.6
Heavy equipment distribution	1,179.0	(382.9)	100.2	(57.3)	-	(1.1)
Motor vehicle distribution	1,459.6	(612.9)	16.6	(31.7)	-	8.7
Energy	568.8	(160.7)	3.1	(32.1)	-	(0.8)
General trading, services and others	2,029.4	(745.8)	64.4	(102.3)	(60.2)	3.4
Total segment assets/(liabilities)	9,101.5	(2,441.5)	276.1	(333.0)	(60.2)	46.7
Tax assets/(liabilities)	8.5	(520.9)				
Other assets/(liabilities)	2,535.1	(779.0)				
Total assets/(liabilities)	11,645.1	(3,741.4)				

31 SEGMENT INFORMATION

Secondary reporting format - geographical segments

	External revenue		Segment assets		Capital expenditure	
	2002	2001	**2002**	2001	**2002**	2001
Malaysia	**4,794.7**	4,845.6	**5,966.7**	5,704.3	**143.4**	134.5
Singapore	**1,806.4**	1,859.3	**1,075.4**	1,142.5	**25.6**	28.2
Hong Kong	**2,395.2**	2,441.0	**699.5**	692.7	**21.1**	16.4
People's Republic of China	**519.2**	756.5	**376.7**	348.0	**4.4**	2.6
Australia	**1,589.3**	1,075.5	**810.2**	464.2	**115.1**	59.5
Philippines	**134.1**	189.5	**165.3**	170.2	**1.9**	6.1
Other countries	**814.2**	649.7	**413.8**	372.7	**23.4**	28.8
	12,053.1	11,817.1	**9,507.6**	8,894.6	**334.9**	276.1
Associated companies (Note 22)			**259.6**	206.9		
Tax assets			**14.2**	8.5		
Other assets			**2,683.6**	2,535.1		
Total assets			**12,465.0**	11,645.1		

Revenue was analysed by the country in which the customers were located. Segment assets and capital expenditure were classified on the basis of the location of the assets.

32 PRIOR YEAR ADJUSTMENT

In previous years, dividends were accrued as liabilities when proposed by the Directors. The Group has now changed this accounting policy to recognise dividends in shareholders' equity in the period in which the obligation to pay is established in accordance with MASB Standard No. 19. Therefore, final dividends are now accrued as a liability after approval by shareholders at the Annual General Meeting (AGM). Sime Darby Berhad shareholders approved the final dividend for financial year ended 30th June 2001 at the AGM held on 6th November 2001 and the dividend was, subsequently, paid on 21st December 2001.

Arising from the above change in accounting policy, the Company has also changed its accounting policy with regards to the recognition of final dividends as revenue. In previous years, dividend income was recognised as revenue when proposed by its subsidiary companies. The accounting policy is now changed to recognise dividend income in the period it is approved by the shareholders at the annual general meetings of the relevant subsidiary companies.

These changes in accounting policy have been accounted for retrospectively. The new accounting policy has the effect of increasing consolidated retained profits for the year ended 30th June 2001 by RM314.0 million and net tangible assets per share to RM2.91.

	As previously reported	Effect of change in policy	As restated
Group			
At 1st July 2000			
- retained profits	1,950.2	310.8	2,261.0
At 30th June 2001			
- retained profits	2,159.7	314.0	2,473.7
- proposed dividends	314.0	(314.0)	–
- minority interests	1,067.3	64.5	1,131.8
- trade and other payables	2,263.6	(64.5)	2,199.1
Net tangible assets per share (RM)	2.78	0.13	2.91
Company			
At 1st July 2000			
- retained profits	856.9	(18.1)	838.8
Year ended 30th June 2001			
- revenue	562.1	43.7	605.8
- taxation	109.8	21.3	131.1
- net profit for the year	398.5	22.4	420.9
At 30th June 2001			
- retained profits	859.3	7.5	866.8
- proposed dividends	314.0	(314.0)	–
- trade and other receivables	317.0	(306.5)	10.5

33 SIGNIFICANT RELATED PARTY DISCLOSURES

Significant related party transactions and balances which comprise transactions and balances with subsidiary and associated companies are disclosed in Notes 1, 2, 5, 14, 22, 23 and 25.

At an Extraordinary General Meeting held on 6th November 2001, the Company had obtained a Shareholders' Mandate to allow the Group to enter into recurrent related party transactions of a revenue or trading nature.

In accordance with Section 4.1.5 of Practice Note No. 12/2001 of the Kuala Lumpur Stock Exchange Listing Requirements, the details of recurrent related party transactions conducted during the financial year ended 30th June 2002 pursuant to the Shareholders' Mandate are disclosed as follows:

Company	Transacting party	Nature of transaction	Interested Director/Major Shareholder/ Person connected to them	RM million
Sime Darby Berhad	Sime UEP Properties Berhad	Provision of share registration services Provision of insurance services Provision of medical services	Tan Sri Nik Mohamed bin Nik Yaacob and Dato' Mohamed bin Haji Said	0.7
Sime Rengo Packaging (M) Sdn Bhd	Rengo Co. Ltd, Japan	Procurement of management and technical advice	Rengo Co. Ltd, Japan	1.0
Sime Inax Sdn Bhd	Inax Corporation, Japan	Procurement of technical advice, purchase of raw materials and tools as well as sale of finished goods	Inax Corporation, Japan	0.3
Chubb Malaysia Sdn Bhd	Chubb International Holdings Limited, UK and its group of companies	Purchase and sale of security equipment and systems	Chubb International Holdings Limited, UK	9.3
Sime Kubota Sdn Bhd	Kubota Corporation, Japan	Purchase of agricultural tractors, engines and parts	Kubota Corporation, Japan	5.0
Port Dickson Power Berhad	Tenaga Nasional Berhad	Sale of electricity and generating capacity	Tenaga Nasional Berhad	306.2

There are no material contracts subsisting as at 30th June 2002 or if not then subsisting, entered into since the end of the previous financial year by the Company or its subsidiaries which involved the interests of Directors or substantial shareholders.

34 SIGNIFICANT SUBSEQUENT EVENT

The Malaysia-China Hydro Joint Venture (the MCH JV) led by Sime Darby Berhad's wholly owned subsidiary Sime Engineering Sdn Bhd had on 22nd August 2002 received a letter of intent from Sarawak Hidro Sdn Bhd on the award of the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project. The other parties to the MCH JV are China National Water Resources And Hydropower Engineering Corporation, Edward & Sons (EM) Sdn Bhd, WCT Engineering Berhad, MTD Capital Berhad, Ahmad Zaki Resources Berhad and Syarikat Ismail Ibrahim Sdn Bhd.

The CW2 Package is a fixed lump sum contract of RM1,788 million to be undertaken over a period of 59.5 months. The intended award of the CW2 Package is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003.

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
GROUP HEAD OFFICE COMPANIES				
Aspry Ventures Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
CMF Technology Sdn Bhd	Investment holding	Malaysia	**100.0**	–
Golfhome Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Golftek Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Ironwood Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Kuala Lumpur Golf & Country Club Berhad	Providing golfing, sporting and other recreational activities and services	Malaysia	**100.0**	100.0
Malaysian Oriental Holdings Berhad	Investment holding	Malaysia	**100.0**	100.0
Orchard Nominees Private Limited	Holding investments as a nominee	Singapore	**100.0***	100.0*
Robt. Bradford & Co Ltd	Investment holding/Insurance broking	United Kingdom	**100.0***	100.0*
Robt. Bradford Hobbs Savill Ltd	Insurance broking	United Kingdom	**100.0***	100.0*
SD Far East (1991) Limited	Investment holding	Hong Kong	**100.0***	100.0*
SD Holdings Berhad	Investment holding	Malaysia	**100.0**	100.0
Servitel Development Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Sime Darby Eastern International Limited	Investment holding	Singapore	**100.0***	100.0*
Sime Darby Eastern Investments Pte Ltd	Investment holding	Singapore	**100.0***	100.0*
Sime Darby Eastern Limited	Investment holding	Singapore	**100.0***	100.0*
Sime Darby Financial Services Holdings Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Sime Darby Investments Pty Limited	Investment holding	Australia	**100.0***	100.0*
Sime Darby London Limited	Investment holding	United Kingdom	**100.0***	100.0*
Sime Darby Malaysia Berhad	Investment holding	Malaysia	**100.0**	100.0
Sime Darby Nominees Limited	Holding investments as a nominee	United Kingdom	**100.0***	100.0*
Sime Darby Nominees Sendirian Berhad	Holding investments as a nominee	Malaysia	**100.0**	100.0
Sime Darby Pension Scheme Trustees Ltd	Trustees to Pension Scheme	United Kingdom	**100.0***	100.0*
Sime Hartanah Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Sime Management Services Limited	Property management services	United Kingdom	**100.0***	100.0*
Sime Pilmoor Development Sdn Bhd	Property investment and development	Malaysia	**100.0**	100.0
Sime Solution Centre Sdn Bhd	Provision of common accounting and other backroom processing services	Malaysia	**100.0**	100.0
Solarvest Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Stableford Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Tahan Enterprise Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
PLANTATIONS DIVISION				
Aero-Green Technology (S) Pte Ltd	Production and marketing of aeroponic vegetables	Singapore	**51.0***	51.0*
Asian Composites Manufacturing Sdn Bhd	Manufacture of composite parts of aircraft	Malaysia	**25.0**	25.0
Avidat Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Barat Estates Sendirian Berhad	Rubber and oil palm cultivation	Malaysia	**100.0**	100.0
BDO (Thailand) Limited	Investment holding	Thailand	**100.0+**	100.0+
Caring Skyline Sdn Bhd	Property development and management	Malaysia	**100.0**	100.0
Consolidated Plantations Berhad	Oil palm cultivation and palm oil production	Malaysia	**100.0**	100.0
Constant Skyline Sdn Bhd	Property investment and development	Malaysia	**100.0**	100.0
CPB Properties Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Elington International Limited	Investment holding	British Virgin Islands	**50.0+**	50.0+
Kempas Edible Oil Sendirian Berhad	Oil palm cultivation Palm oil refining and fractionation Manufacturing and marketing of specialty and end user fats	Malaysia	**100.0**	100.0
Kwang Joo Seng (Malaysia) Private Limited	Property investment	Singapore	**100.0***	100.0*
Lattimer International Limited	Investment holding	British Virgin Islands	**50.0+**	50.0+
Meridian Zone Sdn Bhd	Property investment and development	Malaysia	**100.0**	100.0
Morakot Industries Public Company Limited	Manufacture of cooking oil	Thailand	**99.6+**	99.6+
PT Sime Indo Agro	Oil palm cultivation	Indonesia	**100.0**	100.0
Savola Sime Egypt Company SAE #	Manufacturing and refining of edible vegetable oils	Egypt	**37.0+**	37.0+
Savola Sime Foods Limited	Investment holding	British Virgin Islands	**50.0+**	50.0+
Savola Sime Suez Company SAE	Refining, manufacturing and packaging of oils and vegetable fats	Egypt	**37.0+**	37.0+

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
PLANTATIONS DIVISION (CONTINUED)				
Selatan Estates Sendirian Berhad	Oil palm cultivation	Malaysia	**100.0**	100.0
Sharikat Hadapan Berhad	Oil palm cultivation	Malaysia	**100.0**	100.0
Sime Aerogreen Research Sdn Bhd	Research and development of high technology agriculture farming	Malaysia	**51.0**	51.0
Sime Aerogreen Technology Sdn Bhd	Production and marketing of aeroponic vegetables	Malaysia	**70.0**	70.0
Sime Consulting Sdn Bhd	Provision of consultancy services	Malaysia	**100.0**	100.0
Sime Darby Americas Limited	Investment holding	United States of America	**100.0***	100.0*
Sime Darby Edible Products Limited	Refining, manufacturing and marketing of edible oils and palm oil related products	Singapore	**100.0***	100.0*
Sime Darby Futures Trading Sdn Bhd	Commodity trading	Malaysia	**100.0**	100.0
Sime Darby Industrial Properties Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Sime Darby Land Sdn Bhd	Property development and management	Malaysia	**100.0**	100.0
Sime Darby Services Limited	Provision of agricultural consultancy services	Hong Kong	**100.0***	100.0*
Sime Gardentech Sdn Bhd	Interior and exterior landscaping	Malaysia	**70.0**	70.0
Sime Healthcare Staff Agency Sdn Bhd	Operation of employment agency	Malaysia	**100.0**	100.0
Sime Link Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Subang Jaya Medical Centre Sdn Bhd	Medical centre	Malaysia	**100.0**	100.0
Syarikat Malacca Straits Inn Sdn Bhd	Hotel ownership	Malaysia	**55.0**	55.0
The China Engineers (Thailand) Limited	Investment holding	Thailand	**99.9+**	99.9+
Tropical Aeroponics Pte Ltd	Commercial propagation of high technological system of cultivation of temperate and subtropical crops	Singapore	**51.0***	51.0*
TYRE AND RELATED PRODUCTS DIVISION				
DMIB Berhad #	Manufacturing of tyres and mattresses	Malaysia	**51.0**	51.0
DMIB (Singapore) Pte Ltd	Investment holding	Singapore	**51.0***	51.0*
Merit Manufacturing Sdn Bhd	Investment holding	Malaysia	**100.0**	–
Professional Golf Company Sdn Bhd	Manufacturing of golf balls and related products	Malaysia	**51.0**	51.0
SDI (Finance) Limited	Investment holding	United Kingdom	**51.0***	51.0*
Sime Darby Corporation (Africa) Sdn Bhd	General trading	Malaysia	**100.0**	100.0
Sime Darby Technology Centre Sdn Bhd	Research and development	Malaysia	**83.7**	83.7
Sime Rubber Industries Sdn Bhd	Manufacturing and marketing of rubber products	Malaysia	**100.0**	100.0
Sime Tyres International (M) Sdn Bhd	Manufacturing of tyres	Malaysia	**100.0**	100.0
Sime Tyres Marketing Sdn Bhd	Marketing of tyres	Malaysia	**100.0**	100.0
Simex Aircraft Tyre Company Sdn Bhd	Manufacturing of aircraft tyres	Malaysia	**51.0**	51.0
Simex (Europe) Limited	Importation and distribution of tyres and tubes	United Kingdom	**51.0***	51.0*
Simex Chemical Sdn Bhd	Manufacturing of chemical products	Malaysia	**51.0**	51.0
Simex Marketing Sdn Bhd	Marketing of tyres, mattresses, chemical products, golf balls, industrial and associated rubber products	Malaysia	**51.0**	51.0
TRACTORS DIVISION				
Associated Motor Industries Malaysia Sendirian Berhad	Assembly of motor vehicles	Malaysia	**36.6**	36.6
Caterpillar Financial Services Malaysia Sdn Bhd	Credit company providing hire purchase and leasing finance in support of sales of equipment	Malaysia	**36.6**	36.6
Columbia Chrome (Malaysia) Sdn Bhd	Manufacturing, re-manufacturing, repair and servicing of engine products, electroplating and chroming activities	Malaysia	**68.2**	68.2
Ford Concessionaires Sdn Bhd	Ford motor dealer	Malaysia	**71.7**	71.7
Ford Malaysia Sdn Bhd	Importation and distribution of Ford motor vehicles and spare parts	Malaysia	**36.6**	36.6

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
TRACTORS DIVISION (CONTINUED)				
Kiong Yu Realty Sdn Bhd	Property investment	Malaysia	**71.7**	71.7
Land Rover (Malaysia) Sdn Bhd	Importation and distribution of Land Rover and Range Rover vehicles and spare parts	Malaysia	**43.0**	43.0
Master Body Collision Repair Sdn Bhd	Motor body repair business	Malaysia	**29.3**	29.3
SimeCredit (Malaysia) Sdn Bhd (formerly known as Sime Diamond Credit Sdn Bhd)	Hire purchase financing	Malaysia	**100.0**	80.2
SimeLease (Malaysia) Sdn Bhd (formerly known as Sime Diamond Leasing (Malaysia) Sdn Bhd)	Lease financing	Malaysia	**100.0**	80.2
Tractors (B) Sdn Bhd	Sales of equipment and spare parts and service support for Caterpillar Business	Brunei	**50.2***	50.2*
Tractors Malaysia (1982) Sdn Bhd	Sales of equipment, spare parts and service support for Caterpillar business, import and distribution of BMW motor vehicles and spare parts, distribution of forklifts, other material handling equipment and industrial cleaners, and supply and installation of Kawasaki co-generation systems	Malaysia	**71.7**	71.7
Tractors Malaysia Engineering Sdn Bhd	Commercial production and marketing of the "Beaver" trunk mulcher	Malaysia	**71.7**	71.7
Tractors Malaysia Enterprise Sdn Bhd	Investment holding	Malaysia	**71.7**	71.7
Tractors Malaysia Holdings Berhad #	Investment holding and the provision of management and ancillary services to its subsidiary companies	Malaysia	**71.7**	71.7
Tractors Malaysia (Hong Kong) Limited	Investment holding	Hong Kong	**71.7***	71.7*
Tractors Malaysia Motor Holdings Sdn Bhd	Investment holding	Malaysia	**71.7**	71.7
Tractors Malaysia Power Systems Sdn Bhd	Packaging of Caterpillar generator sets	Malaysia	**71.7**	71.7
Tractors Malaysia Rebuild Sdn Bhd	Refurbishment and sale of used heavy equipment	Malaysia	**71.7**	71.7
Tractors Manufacturing & Assembly Sdn Bhd	Manufacturing and assembly of tractor implements and tractor parts and other products	Malaysia	**71.7**	71.7
Tractors Petroleum Services Sdn Bhd	Supply, repair and maintenance of Caterpillar engines and other equipment for the oil and gas industries	Malaysia	**46.6**	46.6
Yaala Pembangunan Sendirian Berhad	Property investment	Malaysia	**71.7**	71.7
PROPERTY DEVELOPMENT DIVISION				
Lengkap Teratai Sdn Bhd	Property investment and plantation	Malaysia	**51.2**	51.2
Prominent Acres Sdn Bhd	Property investment, development and plantation	Malaysia	**75.6**	75.6
Puchong Quarry Sdn Bhd	Quarry	Malaysia	**85.4**	85.4
R&W Management Sdn Bhd	General insurance agency and trading	Malaysia	**51.2**	51.2
Shaw Brothers (M) Sdn Bhd	Property and investment holding	Malaysia	**18.4**	18.4
Sime UEP Building Management Services Sdn Bhd	Property management	Malaysia	**51.2**	51.2
Sime UEP Centre Sdn Bhd	Property investment and development	Malaysia	**75.6**	75.6
Sime UEP Development Sdn Bhd	Property investment, construction and development	Malaysia	**51.2**	51.2
Sime UEP Executive Suites Sdn Bhd	Property investment and management	Malaysia	**65.8**	65.8
Sime UEP Heights Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Homes Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Industrial Park Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP (Johor) Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Lembah Acob Sdn Bhd	Property investment and plantation	Malaysia	**51.2**	51.2
Sime UEP Properties Berhad #	Investment holding and management	Malaysia	**51.2**	51.2

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
PROPERTY DEVELOPMENT DIVISION (CONTINUED)				
Subang Jaya Cinema Sdn Bhd	Cinema operations	Malaysia	51.2	51.2
Sungei Way Development Berhad	Property investment	Malaysia	51.2	51.2
UEP Construction Sdn Bhd	Property investment	Malaysia	51.2	51.2
MALAYSIA REGION I				
Alor Setia Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Century Automotive Products Sdn Bhd (formerly known as Century Batteries (Malaysia) Sdn Bhd)	Sale of automotive batteries, bearings and other automotive products	Malaysia	81.2	81.2
Chubb Malaysia Sendirian Berhad	Manufacture, design and sale of physical and electronic security equipment; installation and maintenance of fire protection and burglar alarm systems; rental and servicing of security equipment	Malaysia	70.0	70.0
Ecopuri Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Malaysian Ice Berhad	Property investment	Malaysia	100.0	100.0
Mecomb Engineering Sdn Bhd	Systems integration of oil and gas metering skids, process controls, factory automation and intelligent transport systems	Malaysia	100.0	100.0
Mecomb Malaysia Sdn Berhad	Marketing of a comprehensive range of advanced electronic-based equipment, instruments, systems and manufacturing and distribution of industrial products	Malaysia	100.0	100.0
Mecomb Technologies Sdn Bhd	Systems integration as well as marketing of a comprehensive range of electronic, multimedia, scientific and office equipment	Malaysia	100.0	100.0
North Road Properties Sendirian Berhad	Property investment	Malaysia	100.0	100.0
Puri Bahagia Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sime Coatings Sdn Bhd	Manufacture and distribution of industrial and decorative paints	Malaysia	100.0	100.0
Sime Conoco Energy Sdn Bhd	Investment holding	Malaysia	51.0	51.0
Sime Darby Petroleum Sdn Bhd	Oil and gas exploration	Malaysia	100.0	100.0
Sime Darby Property Development Sdn Berhad	Property investment	Malaysia	100.0	100.0
Sime Darby Systems Sdn Bhd	Marketing and distribution of computer systems and consultancy services	Malaysia	100.0	100.0
Sime Darby Urus Harta Berhad	Property services and management	Malaysia	100.0	100.0
Sime Engineering Sdn Bhd	Provision of engineering and project and construction management services to the petroleum industry	Malaysia	100.0	100.0
Sime Inax Sdn Bhd	Manufacture of sanitary wares	Malaysia	80.0	80.0
Sime Integrated Logistics Sdn Bhd (formerly known as Sime Distribution Services Sdn Bhd)	Provision of warehousing and distribution services	Malaysia	100.0	100.0
Sime Kansai Paints Sdn Bhd	Sale and marketing of automotive and industrial paints	Malaysia	40.0	70.0
Sime Logistics Sdn Bhd	Transportation, freight forwarding, container haulage and bonded warehousing services	Malaysia	100.0	100.0
Sime Malaysia Region Berhad	Investment holding	Malaysia	100.0	100.0
Sime NET Technologies Sdn Bhd	Development of internet based applications	Malaysia	100.0	100.0
Sime Property Holdings Sendirian Berhad	Property investment	Malaysia	100.0	100.0
Sime Rengo Packaging (M) Sdn Bhd	Manufacture and sale of corrugated fibre board cartons and boxes	Malaysia	70.0	70.0
Sime SembCorp Engineering Sdn Bhd	Engineering, fabrication and construction relating to the petroleum industry	Malaysia	70.0	70.0
Sime Surveillance Sdn Bhd	Provision of security services	Malaysia	100.0	100.0

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
MALAYSIA REGION I (CONTINUED)				
SimeTech (Malaysia) Sdn Bhd	Design, supply, installation and maintenance of industrial air-conditioning systems	Malaysia	100.0	100.0
Sime Way Sdn Bhd	Investment holding	Malaysia	100.0	100.0
SIRIM-Sime Technologies Sdn Bhd	Provision of calibration, measurement and related services	Malaysia	50.0	50.0
Steelform Industries (Malaysia) Sdn Bhd	Manufacture of long run roofing sheets, floor deckings and wall claddings	Malaysia	100.0	100.0
Tesco Stores (Malaysia) Sdn Bhd	Operator of retail outlets	Malaysia	30.0	-
The China Engineers (Malaysia) Sdn Bhd	Marketing and distribution of building products	Malaysia	100.0	100.0
Wisma Sime Darby Sdn Berhad	Property management and related services	Malaysia	100.0	100.0
MALAYSIA REGION II				
Alexander Forbes Insurance Brokers (Malaysia) Sdn Bhd	Insurance and reinsurance brokers and consultants	Malaysia	60.0	-
JanaUrus PDP Sdn Bhd	Provision of operating and maintenance services for an independent power producer	Malaysia	80.0	80.0
Labuan Duty Free (M) Sdn Bhd	Retailing of duty free consumer products	Malaysia	100.0	100.0
Langkawi Duty Free (M) Sdn Bhd	Retailing of duty free consumer products	Malaysia	51.0	51.0
Port Dickson Power Berhad	Independent power producer	Malaysia	60.0	60.0
Sime Alexander Forbes Insurance Brokers Sdn Bhd (formerly known as Sime Insurance Brokers Sdn Bhd)	Insurance and reinsurance brokers and consultants	Malaysia	60.0	100.0
Sime Darby Duty Free Sendirian Berhad	Retailing of duty free consumer products	Malaysia	51.0	51.0
Sime Darby Marketing Sdn Bhd	Marketing and distribution of pharmaceutical and consumer products	Malaysia	100.0	100.0
Sime Darby Rent-A-Car Sdn Bhd	International Licencee for Hertz Rent-A-Car and chauffeur driven services	Malaysia	100.0	100.0
Sime Darby Travel Sdn Bhd	Travel agency	Malaysia	100.0	100.0
Sime Holidays Sdn Bhd	Travel and tour agency	Malaysia	100.0	100.0
Sime Insurance Brokers (Singapore) Pte Ltd	Insurance and reinsurance brokers and consultants	Singapore	100.0*	100.0*
Sime Kubota Sdn Bhd	Assembly and distribution of Kubota range of agricultural machinery and other machinery and equipment	Malaysia	90.0	90.0
Sime Seaport Duty Free Sdn Bhd	Retailing of duty free consumer products	Malaysia	60.0	60.0
Union Sime Darby (Thailand) Ltd	Insurance and reinsurance brokers and consultants	Thailand	49.0*	49.0*
Vintage Jaya Sdn Bhd	Manufacture and marketing of consumer products	Malaysia	100.0	100.0
HONG KONG REGION				
Auto Technology Engineering Company Limited (fomerly known as Sime NAPA Company Limited)	Agent for Denso Diesel injection pump and provision of after sales services	Hong Kong	100.0*	100.0*
BMW Concessionaires (H.K.) Limited	Agent, distributor and dealer for BMW motor vehicles	Hong Kong	100.0*	100.0*
Bow Ma Motors (South China) Ltd	Sale of motor vehicles and spare parts and repair services	Hong Kong	100.0*	100.0*
CE & Chow Bros. Rice Limited	Importing and trading in rice	Hong Kong	60.0*	60.0*
CEC Finance Limited	Hire purchase and lease financing	Hong Kong	49.0+	49.0+
eSD Innovations Limited	E-business project development	Hong Kong	100.0*	100.0*
Guangdong Deda Bow Ma Motor Service Co Ltd	Operation of a motor vehicle service centre	China	65.0+	65.0+

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
HONG KONG REGION (CONTINUED)				
Guangzhou Sime Darby Motor Enterprises Ltd	Investment holding	China	100.0+	100.0+
Guangzhou SimeWinner Motor Services Limited	Display and promotion of motor vehicles and provision of related technical services	China	60.0+	60.0+
Guangzhou Wallace Harper Motor Services Limited	Display and promotion of motor vehicles and provision of related technical services	China	100.0+	100.0+
Hainan Sime Darby Motor Service Enterprises Co Ltd	Operation of a motor vehicle service centre	China	100.0+	100.0+
Harper Engineering (Macau) Limited	Agent for sales, service and parts for BMW, Ford, Mitsubishi and Suzuki motor vehicles	Macau	100.0*	100.0*
Island Motors Limited	Suzuki motor vehicles distributor and dealer	Hong Kong	100.0*	100.0*
Jecking Tours & Travel Limited	Travel and tour agency	Hong Kong	70.0*	70.0*
Marksworth Limited	Investment holding	Hong Kong	100.0*	100.0*
Marsman - Westminster Travel, Inc	Tour and travel agency	Philippines	35.0+	35.0+
Mitsubishi Motors (Guangzhou) Company Limited	Distribution of Mitsubishi products	China	20.3*	20.3*
PAR Resources (Holdings) Limited	Investment holding	Hong Kong	100.0*	100.0*
SDHK Group Company Limited	Investment holding	Bermuda	100.0*	100.0*
Shanghai SimeWinner Motors Trading Company Limited	Motor vehicles distribution and dealer	China	60.0+	–
Shenzhen Sime Darby Motor Enterprises Co Ltd	Operation of a motor vehicle service centre	China	70.0*	70.0*
Shunde CEL Machinery Company Limited	Sale of mining and construction machinery, maritime engines, electric generating systems, switch panels and container stackers	China	95.0+	95.0+
Sime Darby Hong Kong Limited	Investment holding	Hong Kong	100.0*	100.0*
Sime Darby Hongkong Finance Limited	Provision of treasury and financial services	Hong Kong	100.0*	100.0*
Sime Darby Hong Kong Nominees Limited	Holding investments as a nominee	Hong Kong	100.0*	100.0*
Sime Darby Management Services Limited	Provision of property holding and management activities	Hong Kong	100.0*	100.0*
Sime Darby Motor Group (HK) Limited (formerly known as Sime Darby Motor Group Limited)	Investment holding	Hong Kong	100.0*	100.0*
Sime Darby Motor Group (PRC) Limited (formerly known as Sime Darby China Limited)	Investment holding	Hong Kong	100.0*	100.0*
Sime Darby Motor Service Centre Limited	Car testing licencee	Hong Kong	100.0*	100.0*
Sime Darby Motor Services Limited	Sale of parts and provision of services for motor vehicles	Hong Kong	100.0*	100.0*
Sime Insurance Brokers (HK) Limited	Insurance and reinsurance brokers and consultants	Hong Kong	100.0*	100.0*
Sime Managing Agency Limited	Underwriting managers and agents	Hong Kong	100.0*	100.0*
Sime Technology (Beijing) Company Limited	Consultancy and software development	China	100.0+	–
Sime Travel Holdings Limited	Investment holding	Hong Kong	100.0*	100.0*
Sime Winner Holdings Limited	Investment holding	Hong Kong	60.0*	60.0*
Sime Winner Motors (Guangzhou Free Trade Zone) Limited	Distribution and dealership of motor vehicles and spare parts	China	60.0+	60.0+
SimeWinner Nissan Autocrafts Limited	Distributor and dealer for Nissan motor vehicles	Hong Kong	60.0*	60.0*
The China Engineers, Limited	General trading, product distributor and Caterpillar construction equipment distributor and dealer	Hong Kong	100.0*	100.0*
The China Engineers (BVI) Limited	Distribution of Caterpillar heavy construction equipment	British Virgin Islands	100.0*	100.0*
The China Engineers (South China) Limited	Investment holding	Hong Kong	100.0*	100.0*

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
HONG KONG REGION (CONTINUED)				
Tianjin Dong Hui Technical Services Limited	Technical and advisory services	China	60.0+	60.0+
Tianjin Sime Winner Motors Trading Co Ltd	Bonded warehousing services for vehicles	China	60.0+	60.0+
Uniparts Limited	Sale of motor vehicle spare parts	Hong Kong	100.0*	100.0*
Universal Cars Holdings Limited	Investment holding	Hong Kong	45.0*	45.0*
Universal Cars (Importers) Limited	Distributor and dealer for Mitsubishi motor vehicles	Hong Kong	100.0*	100.0*
Universal Cars Limited	Agent, distributor and dealer for Mitsubishi motor vehicles and building of specialised vehicles	Hong Kong	100.0*	100.0*
Vermont International Limited	Investment holding	Hong Kong	60.0*	60.0*
Wallace Harper & Company, Limited	Distributor and dealer for Ford motor vehicles	Hong Kong	100.0*	100.0*
Warwick Motors Limited	Motor vehicles distributor and dealer	Hong Kong	100.0*	100.0*
Western Cars Limited	Distributor and agent for Ferrari hydraulic lorry cranes	Hong Kong	100.0*	100.0*
Westminster Travel Ltd	Travel agent	Hong Kong	70.0*	70.0*
Westminster Travel (UK) Limited	Tour operator	United Kingdom	70.0+	70.0+
Wincastle Travel (HK) Limited	Travel agent	Hong Kong	52.5*	–
Wuxi PAR Resources Coatings and Chemicals Company Limited	Manufacture and distribution of industrial and decorative paints	China	100.0+	70.0+
Xiamen Sime Darby CEL Machinery Co Ltd (formerly known as Xiamen Sime Darby CEL Machinery Service Co Ltd)	Provision of technical training, support and repair for heavy construction equipment and generator sets	China	100.0+	100.0+
SINGAPORE REGION				
AAPICO Hitech Company Limited	Manufacturing of auto - components	Thailand	25.0+	–
Alexandra Properties Limited	Property management and investment	Singapore	100.0*	100.0*
Amston Properties Private Limited	Property development	Singapore	100.0*	100.0*
Artesian Investments Pte Ltd	Property development	Singapore	49.0*	49.0*
Banfora Pte Ltd	Property management and investment	Singapore	49.0*	49.0*
Bluefields Investments Pte Ltd	Property development	Singapore	49.0*	49.0*
Changi International Logistics Centre Ltd	Warehousing, distribution and related services	Singapore	22.0*	22.0*
Chubb Singapore Private Limited	Marketing of security and fire protection products and services	Singapore	30.0*	30.0*
Chubb-Special Fire Hazards Protection Pte Ltd (formerly known as Guardfire Singapore Pte Ltd)	Provision of fire protection and alarm systems and services	Singapore	30.0*	30.0*
Citrus Grove Properties Private Limited	Property investment and management of service residences	Singapore	100.0*	100.0*
Conquip (Private) Limited	Agency house, importing and exporting	Singapore	100.0*	100.0*
Continental Car Services Limited	Motor dealership	New Zealand	100.0*	100.0*
Dunearn Distribution Services Private Limited	Warehousing and delivery services	Singapore	100.0*	100.0*
Dunearn Properties Limited	Property management and investment	Singapore	100.0*	100.0*
Esprit Aquaservices Sdn Bhd	Sale and rental of water dispensers	Malaysia	51.1+	–
Mecomb Singapore Limited	Manufacturing and sale of industrial, mechanical, electrical and electronic products	Singapore	100.0*	100.0*
Mecomb (Thailand) Limited	Sale of industrial, mechanical, electrical and electronic products	Thailand	100.0*	100.0*
Performance Motors Limited	Motor dealership	Singapore	100.0*	100.0*
Performance Motors (Thailand) Limited	Motor dealership	Thailand	100.0+	–
PT Bhumyamca Sekawan	Light industrial and commercial property investment and management	Indonesia	49.0*	49.0*
PT Guru Indonesia	Manufacture of corrugated boxes	Indonesia	75.0*	75.0*
PT Mecomb Tehnik	Distribution and leasing of engineering products	Indonesia	100.0*	100.0*

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
SINGAPORE REGION (CONTINUED)				
Rangdong Orange Court Limited	Property investment and management of service residences	Vietnam	65.0*	65.0*
Regent Motors Limited	Motor dealership	Singapore	100.0*	100.0*
Rising Paper Products Private Limited	Property investment	Singapore	66.6*	66.6*
Security Engineering Pte Ltd	Provision of fire protection and alarm systems and services	Singapore	30.0*	30.0*
Serapi Trading Sdn Bhd	General trading	Malaysia	51.1+	–
Sime Darby Automobiles NZ Limited	Motor dealership	New Zealand	100.0*	100.0*
Sime Darby Manufacturing Limited	Manufacture and marketing of mattresses and bedding products	Vietnam	100.0*	100.0*
Sime Darby Mazda (Thailand) Limited	Motor dealership	Thailand	100.0+	100.0+
Sime Darby Services Private Limited	Vehicle rental	Singapore	100.0*	100.0*
Sime Darby Singapore Limited	Marketing, trading and manufacturing	Singapore	100.0*	100.0*
Sime Darby (Thailand) Limited	Investment holding	Thailand	100.0+	100.0+
Sime Grove Apartments Pte Ltd	Property investment and management of service residences and other properties	Singapore	100.0*	100.0*
Sime Oleander Sdn Bhd (formerly known as Oleander Enterprise Sdn Bhd)	Manufacturing and distributing mineral and distilled water as well as beverage products	Malaysia	51.1+	–
Sime-OSC Vietnam Limited	Manufacture and marketing of bituminous products	Vietnam	70.0*	70.0*
Sime Properties (Vietnam) Private Limited	Investment holding	Singapore	100.0*	100.0*
Sime Properties International Private Limited	Investment holding	Singapore	75.6*	75.6*
Sime Rengo Packaging Singapore Limited	Manufacture of corrugated boxes	Singapore	66.6*	66.6*
Sime Singapore Limited	Investment holding and the provision of management and ancillary services to related companies	Singapore	100.0*	100.0*
Sime Travel (Singapore) Private Limited	Travel related services	Singapore	100.0*	100.0*
Singapore Properties Limited	Property development	Singapore	100.0*	100.0*
Sybase Distribution Sdn Bhd	Manufacture and sale of polyethylene terephthalate bottles	Malaysia	51.1+	–
Technochem Pte Ltd	Treatment and recycling of industrial and chemical wastes	Singapore	90.0*	90.0*
Tractors Singapore Limited	Marketing and servicing of earthmoving and construction equipment and spare parts	Singapore	100.0*	100.0*
PHILIPPINES REGION				
Green East Prime Ventures, Inc	Property realty and land ownership	Philippines	63.2+	63.2+
Lec Refrigeration plc	Designing, manufacturing, marketing and servicing of refrigeration equipment and associated products	United Kingdom	99.3*	99.3*
Lec Refrigeration (France) SA	Distribution of refrigeration equipment and associated products	France	99.3*	99.3*
Siltown Realty Philippines, Inc	Investment holding	Philippines	39.5+	39.5+
Silvertown Property Development Corporation	Leasing of properties	Philippines	98.7+	98.7+
Sime Darby Industries, Inc.	Trading	Philippines	98.7+	98.7+
Sime Darby Pilipinas, Inc	Distribution and servicing of Ford New Holland and Fiat agricultural machinery, Kamol agricultural equipment, general trading	Philippines	98.7+	98.7+
Sime Darby Realty Development Corporation	Property development	Philippines	98.7+	98.7+

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION AND PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2002	2001
AUSTRALIA REGION				
Hastings Deering				
Austchrome Pty Ltd	Chroming and hydraulic repairs	Australia	100.0*	100.0*
Caltrac SA	Sales of equipment and spare parts and service support for Caterpillar business	New Caledonia	100.0*	100.0*
Energy Power Systems Australia Pty Ltd	Sale of Caterpillar engines	Australia	20.0*	20.0*
Hastings Deering (Australia) Ltd	Sales of equipment and spare parts and service support for Caterpillar business	Australia	100.0*	100.0*
Hastings Deering (PNG) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Papua New Guinea	100.0*	100.0*
Hastings Deering (Solomon Islands) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Solomon Islands	100.0*	100.0*
Sime Darby Australia				
Sime Darby Australia Limited	Investment holding, motel operations and management	Australia	100.0*	100.0*
Sime Darby Automobiles Pty Ltd	Distributor of the Peugeot motor vehicles in Australia	Australia	100.0*	100.0*
Sime Darby Hotels Pty Ltd	Operations of serviced apartments	Australia	100.0*	100.0*
Sime Darby Resorts Pty Ltd	Management of a resort	Australia	100.0*	100.0*
Sime Darby Travel & Tourism Pty Ltd	Travel and tour agency	Australia	100.0*	100.0*
South Perth Investments Pty Ltd	Rental and leasing of vehicles	Australia	100.0*	100.0*

INACTIVE COMPANIES - ALL DIVISIONS

NAME OF COMPANY	COUNTRY OF INCORPORATION	GROUP'S % INTEREST 2002	2001
Agri-Bio Corporation Sdn Bhd	Malaysia	100.0	100.0
Arabis Pte Ltd	Singapore	100.0*	100.0*
Associated Tractors Sendirian Berhad	Malaysia	71.7	71.7
ATSB (B) Sendirian Berhad	Brunei	71.7*	71.7*
Auto Bavaria Sdn Bhd	Malaysia	71.7	71.7
Bacini Cycles Pty Ltd	Australia	100.0*	100.0*
Batang Baleh Enterprises Sdn Bhd	Malaysia	100.0	100.0
Bluewater Marine Limited	British Virgin Islands	100.0+	100.0+
B.M.W. Concessionaires (Macau) Limited	Macau	100.0+	100.0+
Century Batteries Sales (Malaysia) Sdn Bhd	Malaysia	81.2	81.2
Continental Cars Limited	New Zealand	100.0*	100.0*
Contract Tyre Equipment Limited	United Kingdom	51.0*	51.0*
Darby Park Sdn Bhd	Malaysia	100.0	100.0
Dewana Duty-Free Sdn Bhd	Malaysia	100.0	100.0
DMIB Hiroshima Chemical (Malaysia) Sdn Bhd	Malaysia	51.0	51.0
DMI Technologies Sdn Bhd	Malaysia	51.0	51.0
East West Insurance Company Limited	United Kingdom	79.2+	79.2+
Edible Products Limited	Singapore	100.0*	100.0*
Epic Products Berhad	Malaysia	100.0	100.0
Guardforce Investment Pte Ltd	Singapore	30.0*	30.0*
Harper Hire Cars Limited	Hong Kong	100.0*	100.0*
Jinara Sdn Bhd	Malaysia	60.0	60.0
LangFish Sdn Bhd	Malaysia	100.0	100.0
Lavender Beauty Sdn Bhd	Malaysia	100.0	100.0
MarketLink (M) Sdn Bhd	Malaysia	100.0	100.0
Milan Motors, Limited	Hong Kong	100.0*	100.0*
Mortlock Distributors Pty Ltd	Australia	100.0*	100.0*
Natural Establishment Sdn Bhd	Malaysia	100.0	100.0
Par Paints Sdn Bhd	Malaysia	100.0	100.0
PB Packaging Systems Singapore Pte Ltd	Singapore	66.6*	66.6*

35 LIST OF SUBSIDIARY AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2002 (CONTINUED)

INACTIVE COMPANIES - ALL DIVISIONS (CONTINUED)

NAME OF COMPANY	COUNTRY OF INCORPORATION	GROUP'S % INTEREST 2002	2001
Performance Company Sendirian Berhad	Brunei	60.0*	60.0*
Pesida Equipment Sdn Bhd	Malaysia	100.0	100.0
Samudera Abadi Sdn Bhd	Malaysia	100.0	100.0
Scandinavian Truck & Bus Sdn Bhd	Malaysia	71.7	71.7
SD Retread Systems, Inc	Philippines	39.5+	34.5+
Sime Bow Motors (Guangzhou Free Trade Zone) Limited	China	100.0+	100.0+
Sime Cycle Australia Pty Ltd	Australia	100.0+	100.0*
Sime Cerah Sdn Bhd	Malaysia	100.0	100.0
Sime Confectionery Sdn Bhd	Malaysia	100.0	100.0
Sime Darby Canada Ltd	Canada	100.0*	100.0*
Sime Darby China Resources Sdn Bhd	Malaysia	60.0	60.0
Sime Darby Edible Products Tanzania Limited	Tanzania	100.0*	100.0*
Sime Darby Forest Management Sdn Bhd	Malaysia	100.0	100.0
Sime Darby General Trading Sdn Bhd	Malaysia	100.0	100.0
Sime Darby Land (Johor) Sdn Bhd	Malaysia	100.0	100.0
Sime Darby Yangon Limited	Myanmar	100.0*	100.0*
Sime Footwear (Melaka) Sdn Bhd	Malaysia	100.0	100.0
Sime Health Limited	United States of America	100.0*	100.0*
Sime Healthcare Sdn Bhd	Malaysia	100.0	100.0
Sime Insurance Services Sdn Bhd	Brunei	100.0*	100.0*
Sime Kitaran Bumi Sdn Bhd	Malaysia	51.0	51.0
Sime Latex Products Sdn Bhd	Malaysia	100.0	100.0
Sime Leigh Sdn Bhd	Malaysia	70.0	70.0
Sime Overseas Sdn Bhd	Malaysia	100.0	100.0
Sime Technology Ventures Sdn Bhd	Malaysia	100.0	100.0
SimeWest Holdings Sdn Bhd (formerly known as Sime Wings Sdn Bhd)	Malaysia	100.0	100.0
SimeWinner Chariots Limited	Hong Kong	60.0*	60.0*
Sime Wood Industries Sdn Bhd	Malaysia	100.0	100.0
Simex All Steel Sdn Bhd	Malaysia	51.0	51.0
Simex Engineered Rubber Products Sdn Bhd	Malaysia	51.0	51.0
Simex Tyres Sdn Bhd	Malaysia	51.0	51.0
Space Tracks Sdn Bhd	Malaysia	100.0	100.0
SRIB (Far East) Pte Ltd	Singapore	100.0*	100.0*
Surfactants (Malaysia) Sendirian Berhad	Malaysia	100.0	100.0
Tengah Estates Sendirian Berhad	Malaysia	100.0	100.0
The China Engineers Hong Kong Limited	Hong Kong	100.0*	100.0*
TMB Niaga Sdn Bhd	Malaysia	43.0	43.0
Tractors Auto Components Sdn Bhd	Malaysia	71.7	71.7
Tractors All Parts Sdn Bhd (formerly known as Creative Home Centre Sdn Bhd)	Malaysia	71.7	100.0
Tractors Machinery International Pte Ltd	Singapore	100.0*	100.0*
Tractors Malaysia Training and Development Centre Sdn Bhd (formerly known as Cadangan Popular Sdn Bhd)	Malaysia	71.7	100.0
Universal Cars China Limited	Hong Kong	100.0*	100.0*
Visa Hometown Sdn Bhd	Malaysia	100.0	100.0
Xiamen Xiangyu Sime Darby CEL Machinery Trading Co Ltd	China	100.0+	100.0+

Notes
1. Subsidiary companies as at 30th June 2002 audited by overseas firms associated with PricewaterhouseCoopers, Malaysia are indicated by *.
2. Subsidiary companies as at 30th June 2002 audited by firms not associated with PricewaterhouseCoopers, Malaysia are indicated by +.
3. Subsidiary or associated companies which are listed are indicated by #.

STATEMENT BY DIRECTORS AND STATUTORY DECLARATION

STATEMENT BY DIRECTORS

We, Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid and Tan Sri Nik Mohamed bin Nik Yaacob, two of the Directors of Sime Darby Berhad, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 47 to 86 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30th June 2002 and of the results of the Group and of the Company and the cash flows of the Group and of the Company for the year ended on that date and in accordance with the applicable approved Accounting Standards in Malaysia and comply with the Companies Act, 1965.

In accordance with a resolution
of the Board of Directors
dated 27th August 2002

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid
Chairman

Tan Sri Nik Mohamed bin Nik Yaacob
Group Chief Executive

Kuala Lumpur
27th August 2002

STATUTORY DECLARATION

I, Martin Giles Manen, the Director primarily responsible for the financial management of Sime Darby Berhad, do solemnly and sincerely declare that the financial statements set out on pages 47 to 86 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

SUBSCRIBED AND SOLEMNLY DECLARED by the abovenamed Martin Giles Manen, at Kuala Lumpur, Malaysia on 27th August 2002.

Ong Kah Chong, A. M. N.
Commissioner for Oaths (No. W145)
Kuala Lumpur

Martin Giles Manen
(MIA 5229)
Group Finance Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

REPORT OF THE AUDITORS TO THE MEMBERS OF SIME DARBY BERHAD (COMPANY NO. 41759-M)

1. We have audited the financial statements set out on pages 47 to 86. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion:

   (a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

      (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

      (ii) the state of affairs of the Group and of the Company as at 30th June 2002 and of the results and cash flows of the Group and Company for the year ended on that date; and

   (b) the accounting and other records and registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

4. The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 35 on the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

5. We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

6. The auditors' reports on the financial statements of the subsidiary companies were not subject to any material qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PricewaterhouseCoopers
(No. AF-1146)
Chartered Accountants

Dato' Ahmad Johan bin Mohammad Raslan
(No. 1867/09/02 (J))
Partner of the firm

Kuala Lumpur
27th August 2002

LIST OF PROPERTIES HELD
AS AT 30TH JUNE 2002

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY
MALAYSIA					
Alor Gajah Industrial Estate, Northern District, Melaka	Leasehold	29,300 sq metres		Industrial Land	2073
Atherton Estate, Siliau, Negeri Sembilan	Freehold	2,278 hectares		Rubber & Oil Palm Estate	
Badenoch Estate, Kuala Ketil, Kedah	Freehold	1,779 hectares		Rubber & Oil Palm Estate	
Bakar Arang Industrial Estates, Kedah	Leasehold	19,693 sq metres	25 years	Industrial Land & Factory Building	2075
Batu 9, Jalan Klang Lama, Sungei Way, Selangor	Freehold	6,200 sq metres	18 years	Industrial Land, Warehouse & Office Building	
Batu Ferringhi, Pulau Pinang	Freehold	190 sq metres	14 years	Residential Apartment	
Bukit Cloh Estate, Jeram, Selangor	Freehold	2,035 hectares		Oil Palm Estate	
Bukit Kiara, Kuala Lumpur	Leasehold	142 hectares	10 years	Golf & Country Club	2051
Bukit Paloh Estate, Paloh, Johor	Freehold	1,468 hectares		Oil Palm Estate	
Bukit Paloh Scheme, Paloh, Johor	Freehold	556 hectares		Oil Palm Estate	
Bukit Rajah Estate, Klang, Selangor	Freehold	2,089 hectares		Land Held For Township Development	
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	30,700 sq metres	19 years	Industrial Land With Factory Building	2082
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	16,389 sq metres		Industrial Land	2088
Bukit Tunku, Kuala Lumpur	Freehold	3,262 sq metres	21 years	Residential Bungalow	
CEP Niyor Estate, Kluang, Johor	Freehold	1,554 hectares		Oil Palm Estate	
CEP Rengam Estate, Rengam, Johor	Freehold	3,089 hectares		Oil Palm Estate	
Chan Wing Estate, Kluang, Johor	Freehold	2,603 hectares		Oil Palm Estate	
Craigielea Estate, Bukit Pasir, Johor	Freehold	2,342 hectares		Oil Palm Estate	
Devon Estate, Merlimau, Melaka	Freehold	1,705 hectares		Rubber & Oil Palm Estate	
Ellar Estate, Kluang, Johor	Freehold	937 hectares		Rubber & Oil Palm Estate	
Fraser's Hill, Pahang	Leasehold	7,100 sq metres	16 years	Holiday Bungalow	2042
Gedong Estate, Bagan Serai, Perak	Freehold	1,344 hectares		Oil Palm Estate	
Gong Badak Industrial Estate, Kuala Terengganu	Leasehold	21,003 sq metres	19 years	Office Workshop & Warehouse Complex	2043
Gunung Mas Estate, Bekok, Johor	Freehold	870 hectares		Oil Palm Estate	
Hadapan Estate, Layang-Layang, Johor	Freehold	1,133 hectares		Oil Palm Estate	
Jalan Apas, Tawau, Sabah	Leasehold	14,746 sq metres	22 years	Office, Workshop & Warehouse Complex	2925
Jalan Bersatu, Petaling Jaya, Selangor	Leasehold	10,058 sq metres	10 years	Office & Factory	2059
Jalan 205, Petaling Jaya, Selangor	Leasehold	16,770 sq metres	22 years	Office, Workshop & Warehouse Complex	2055
Jalan 223, Petaling Jaya, Selangor	Leasehold	4,047 sq metres	35 years	Industrial Land & Factory Building	2065
Jalan 225, Petaling Jaya, Selangor	Leasehold	4,147 sq metres	20 years	Industrial Land & Building	2074
Jalan Haji Salleh, Jalan Meru, Klang, Selangor	Freehold	44,500 sq metres	6 years	Industrial Land & Building	
Jalan Acob Estate, Kapar, Selangor	Freehold	1,402 hectares		Land Held For Township Development	
Jalan Gangsa, Pasir Gudang, Johor	Leasehold	40,450 sq metres	22 years	Office, Workshop & Warehouse Complex	2038
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	7,251 sq metres	41 years	Factory Land & Building	2059
Jalan Labuk, Sandakan, Sabah	Leasehold	35,900 sq metres	21 years	Residential Land, Building & Commercial Office	2888
Jalan Lahat, Bukit Merah, Ipoh, Perak	Leasehold	17,376 sq metres	22 years	Office, Workshop & Warehouse Complex	2036
Jalan Lahat, Ipoh, Perak	Freehold	7,346 sq metres		Factory Land	
Jalan Paku, Shah Alam, Selangor	Leasehold	1,774 sq metres	28 years	Industrial Land & Building	2068
Jalan Perkasa 4, Taman Ungku Tun Aminah, Johor Bahru, Johor	Freehold	143 sq metres	5 years	Double Storey Shop Lot	
Jalan Piasau, Miri, Sarawak	Leasehold	20,275 sq metres	22 years	Office, Workshop & Warehouse Complex	2028
Jalan Rasah, Seremban, Negeri Sembilan	Freehold	31,900 sq metres	28 years	Factory, Warehouse & Office Complex	
Jalan Sesiku 15/2, Shah Alam, Selangor	Leasehold	66,331 sq metres	21 years	Industrial Land With Factory Building	2065
Jalan Tampoi, Johor Bahru, Johor	Freehold	49,240 sq metres		Industrial Land	
Jalan Tampoi, Johor Bahru, Johor	Leasehold	39,893 sq metres	36 years	Factory Building	2025
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	14 hectares	39 years	Tyre & Chemical Manufacturing Complex	2060
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	10,400 sq metres		Industrial Land	2054
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	10,400 sq metres	8 years	Development Centre	2023
Jalan Tuan Haji Said, Seremban, Negeri Sembilan	Freehold	8,400 sq metres		Land	
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	186 sq metres		Vacant Land	
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	240 sq metres		Vacant Land	
Jln. Tunku Abdul Rahman, Mergong, Alor Setar, Kedah	Leasehold	67,163 sq metres		Industrial Land	2080

LIST OF PROPERTIES HELD
AS AT 30TH JUNE 2002

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY
Jln. Tunku Abdul Rahman, Mergong, Alor Setar, Kedah	Leasehold	22,386 sq metres		Industrial Land	2080
Jln. Tunku Abdul Rahman, Mergong, Alor Setar, Kedah	Leasehold	85,701 sq metres	23 years	Industrial Land With Factory Building	2080
Jalan Tun Dr Ismail, Ipoh, Perak	Freehold	4,411 sq metres		Vacant Land	
Jasin Estate, Jasin, Melaka	Freehold	1,325 hectares		Rubber & Oil Palm Estate	
Kali Malaya Estate, Paloh, Johor	Freehold	1,061 hectares		Oil Palm Estate	
Kempas, Klebang Estate, Paloh, Johor	Freehold	2,473 hectares		Rubber & Oil Palm Estate	
Kidurong Light Service Industrial estate Bintulu, Sarawak	Leasehold	10,704 sq metres	18 years	Workshop	2042
Kirby Estate, Labu, Negeri Sembilan	Freehold	1,572 hectares		Rubber & Oil Palm Estate	
Kompleks Kejuruteraan, Puchong, Selangor	Freehold	136,461 sq metres	4 years	Office, Workshop & Warehouse	
Kulai Estate, Paloh, Johor	Freehold	2,051 hectares		Oil Palm Estate	
9th Mile, Labuk Road, Sandakan, Sabah	Leasehold	29 hectares		Vacant Land	2892
Layang Estate, Johor	Freehold	1,965 hectares		Oil Palm Estate	
Lorong Then Kung Suk 4, Sibu, Sarawak	Leasehold	7,249 sq metres	13 years	Office, Workshop & Warehouse Complex	2046
Lintang Hishamuddin 2, Selat Klang Utara, Port Klang, Selangor	Leasehold	20,315 sq metres	4 years	Industrial Land & Building	2088
Lot 160, Jalan Parameswara, Melaka	Leasehold	2,222 sq metres	4 years	Commercial Land & Building	2083
Lot 47, Kulim Industrial Estate, Kulim, Kedah	Leasehold	20,240 sq metres	20 years	Industrial Land With Factory Building	2042
Lot 47, Kulim Industrial Estate, Kulim, Kedah	Leasehold	20,240 sq metres	14 years	Industrial Land With Factory Building	2048
Lot 47, Kulim Industrial Estate, Kulim, Kedah	Leasehold	5,480 sq metres	21 years	Factory Building	2042
Lot 47, Kulim Industrial Estate, Kulim, Kedah	Leasehold	6,410 sq metres	14 years	Factory Building	2048
Lot 552, Batang Berjuntai, Selangor	Freehold	45 hectares		Industrial Land	
Lot 552, Batang Berjuntai, Selangor	Leasehold	63,540 sq metres	11 years	Factory & Warehouse	2016
Lot 552, Batang Berjuntai, Selangor	Leasehold	45 hectares	16 years	Land & Factory Building	2016
Lot 65 & 66, Kawasan Perusahaan Senawang, Seremban, Negeri Sembilan	Leasehold	4 hectares		Factory, Warehouse & Office Complex	2073
Lot PT11101, Jalan Kewajipan, PSD Industrial Park Subang Jaya, Selangor	Freehold	98,310 sq metres	8 years	Industrial Land & Office Building	
Lot PT11101, Jalan Kewajipan, PSD Industrial Park Subang Jaya, Selangor	Leasehold	5,490 sq metres	10 years	Factory Building & Factory Office	2022
Lot PT11101, Jalan Kewajipan, USJ 7, Selangor	Freehold	2,296 sq metres	4 years	Office Building	
Lot PT11101, Jalan Kewajipan, PSD Industrial Park Subang Jaya, Selangor	Leasehold	8,589 sq metres	9 years	Factory Building & Office	2022
Lot PT11101, Jalan Kewajipan, PSD Industrial Park Subang Jaya, Selangor	Leasehold	2,149 sq metres	10 years	Warehouse & Factory Building	2022
Lot PT11101, Jalan Kewajipan, PSD Industrial Park Subang Jaya, Selangor	Leasehold	1,922 sq metres	10 years	Industrial Land & Factory Building	2022
Lot PT 115 & 116, Mukim Cheras	Leasehold	1 hectare		Industrial Land	2036
Lot PT 115 & 116, Mukim Cheras	Leasehold	2 hectares	4 years	Factory Building & Factory Office	2036
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	44,500 sq metres		Industrial Land	
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	38,601 sq metres		Industrial Land	
Lot 2026, Jalan Kewajipan, Subang Jaya, Selangor	Freehold	43,268 sq metres	10 years	Industrial Land & Factory Building	
Lurah Tunku, Bukit Tunku, Kuala Lumpur	Freehold	2,444 sq metres	22 years	Residential Bungalow	
Mengaris Estate, Sandakan, Sabah	Leasehold	2,419 hectares		Oil Palm Estate	2886
Merlimau Estate, Merlimau, Melaka	Freehold	1,938 hectares		Oil Palm Estate	
Merlimau Estate, Merlimau, Melaka	Freehold	86 hectares		Oil Palm Estate	
Midlands Estate, Kulai, Johor	Freehold	2,101 hectares		Oil Palm Estate	
Miri Concession Land, Piasau Road, Sarawak	Leasehold	10,862 sq metres		Industrial Land	2041
New Labu Estate, Nilai, Negeri Sembilan	Freehold	635 hectares		Rubber & Oil Palm Estate	
North Road, Sandakan, Sabah	Leasehold	1,043 sq metres	29 years	Warehouse & Office	2029
Nova Scotia Estate, Teluk Intan, Perak	Leasehold	3,109 hectares		Oil Palm Estate	
Parkland, Subang Jaya, Selangor	Leasehold	29 hectares		Parkland	2087
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Industrial Land	2022
Pasir Gudang Industrial Estate, Johor	Leasehold	14 hectares		Industrial Land	2044
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Industrial Land	2020
Pasir Gudang Industrial Estate, Johor	Leasehold	11 hectares		Industrial Land	2023
Patani Para Estate, Kedah	Freehold	784 hectares		Rubber & Oil Palm Estate	
Pekan Kuah, Pulau Langkawi	Leasehold	1,226 sq metres	10 years	Land & Duty Free Complex	2091
Pilmoor Estate, Batu Tiga, Selangor	Freehold	66 hectares		Land Held For Township Development	
Pilmoor Estate, Batu Tiga, Selangor	Freehold	245 hectares		Land Held For Township Development	
Pilmoor Estate, Batu Tiga, Selangor	Freehold	5 hectares		Agricultural Land	

LIST OF PROPERTIES HELD
AS AT 30TH JUNE 2002

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY
Port Dickson Power Berhad, Jln. Seremban, Negeri Sembilan	Freehold	22 hectares	7 years	Industrial Building	
PT 145 Kawasan Perindustrian Senawang, Seremban, Negeri Sembilan	Leasehold	20,700 sq metres	28 years	Factory, Warehouse & Office Complex	2074
Raja Musa Estate, Selangor	Freehold	1,207 hectares		Oil Palm Estate	
Rubana Estate, Teluk Intan, Perak	Freehold	1,906 hectares		Oil Palm Estate	
Sabrang Estate, Teluk Intan, Perak	Freehold	2,080 hectares		Oil Palm Estate	
Seafield Estate, Damansara, Selangor	Freehold	85 hectares		Oil Palm Estate	
Seafield Estate, Petaling Jaya, Selangor	Freehold	2 hectares		Oil Palm Estate	
Seafield Estate, Shah Alam, Selangor	Freehold	92 hectares		Land Held For Township Development	
Section 13, Petaling Jaya, Selangor	Leasehold	6,830 sq metres	41 years	Industrial Land & Factory Building	2059
Section 16, Shah Alam, Selangor	Leasehold	3,995 sq metres	29 years	Office & Factory	2068
SEDCO Industrial Estate, Kota Kinabalu, Sabah	Leasehold	15,721 sq metres		Industrial Land (Vacant)	2034
Seduan Land District, Sibu, Sarawak	Leasehold	7,249 sq metres		Industrial Land	2046
Segaliud Estate, Sandakan, Sabah	Leasehold	2,410 hectares		Oil Palm Estate	2886
Selangor River Estate, Bukit Rotan, Selangor	Freehold	1,735 hectares		Oil Palm Estate	
Selatan Bahru Estate, Merlimau, Melaka	Freehold	862 hectares		Rubber & Oil Palm Estate	
Semambu Industrial Estate, Kuantan, Pahang	Leasehold	26,305 sq metres	22 years	Office, Workshop & Warehouse Complex	2041
Sime UEP Centre, Subang Jaya, Selangor	Freehold	8,900 sq metres		Land Held For Township Development	
Sime UEP Industrial Park, Subang Jaya, Selangor	Freehold	52 hectares		Land Held For Township Development	
Sime UEP Homes, Subang Jaya, Selangor	Freehold	22 hectares		Land Held For Township Development	
SJMC, Subang Jaya, Selangor	Freehold	19,223 sq metres	9 years	Outpatient Centre	
SJMC, Subang Jaya, Selangor	Freehold	9,100 sq metres	16 years	Medical Centre	
Sime UEP Properties, Subang Jaya	Freehold	28,600 sq metres	5 years	Land Held For Township Development	
Sungai Way Development, Subang Jaya, Selangor	Freehold	14 hectares		Land Held For Township Development	
Subang Jaya Cinema, Subang Jaya, Selangor	Freehold	8,300 sq metres	18 years	Cinema Building	
Sime UEP Heights, Subang Jaya, Selangor	Freehold	181 hectares		Land Held For Township Development	
Sime UEP Development Subang Jaya, Selangor	Freehold	14,200 sq metres	5 years	Land Held For Township Development	
Sime UEP Construction, Subang Jaya, Selangor	Freehold	16,700 sq metres	8 years	Carpark Building	
Sime UEP Johor, Mukim of Plentong, Johor	Freehold	80 hectares		Land Held For Township Development	
Sime UEP Executive Suites, Subang Jaya, Selangor	Freehold	6,900 sq metres		Land Held For Township Development	
Sungai Sekah, Hamilton & New Labu Estate Negeri Sembilan	Freehold	700 hectares		Oil Palm Estate	
Sungei Buloh Estate, Bukit Rotan, Selangor	Freehold	2,587 hectares		Oil Palm Estate	
Tali Ayer Estate, Bagan Serai, Perak	Freehold	2,260 hectares		Oil Palm Estate	
Tali Ayer Estate, Bagan Serai, Perak	Freehold	186 hectares		Oil Palm Estate	
Tennamaram Estate, Batang Berjuntai, Selangor	Freehold	1,704 hectares		Oil Palm Estate	
Tuaran Road, Likas, Kota Kinabalu, Sabah	Leasehold	11,007 sq metres	22 years	Office, Workshop & Warehouse Complex	2026
Tun Tan Siew Sin Estate, Sandakan, Sabah	Leasehold	6,689 hectares		Oil Palm Estate	2887
Tunku Estate, Sandakan, Sabah	Leasehold	5,277 hectares		Oil Palm Estate	2887
Village of Klebang, Melaka	Freehold	16,469 sq metres		Land Held For Residential Development	
Wisma Consplant, Subang Jaya, Selangor	Freehold	677 sq metres	6 years	Twin Tower Office	
HONG KONG					
Castle Peak Road, Tsuen Wan, New Territories	Leasehold	14,586 sq metres	29 years	6 Storey Motor Service Centre With Vehicular Lifts	2047
Kailey Industrial Centre, Fung Yip Street, Chai Wan	Leasehold	9,471 sq metres	11 years	Industrial Building For Motor Service Centre	2047
Kwun Tong Road, Kowloon	Leasehold	1,297 sq metres	36 years	Factory Building For Office & Workshop Usage Commercial Complex	2047
Matauwei Road, Tokwawan, Kowloon	Leasehold	14,864 sq metres	39 years	11 Storey Motor Service Centre With Showroom & Petrol Filling Station	2035

LIST OF PROPERTIES HELD
AS AT 30TH JUNE 2002

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY
Oriental Centre, Chatham Road, Kowloon	Leasehold	867 sq metres	29 years	Commercial Building For Office Usage	2038
8 Fuk Wang Street, Yuen Long Industrial Estate	Leasehold	12,411 sq metres	8 years	Industrial Building & Service Centre For Heavy Equipment	2047
Yuen Long, New Territories	Leasehold	38,809 sq metres	9 years	Agricultural Lots	2047
3/F and 4/F, Topsail Plaza, II On Sum Street, Shatiu, New Territories	Leasehold	10,344 sq metres	7 years	Industrial Building For Motor Service Centre	2047
SINGAPORE					
Alexandra Road	Leasehold	7,720 sq metres	9 years	5 Storey Factory Building	2055
23, Tuas Avenue	Leasehold	6,519 sq metres	19 years	Factory Building	2044
Chin Bee Cresent	Leasehold	4,900 sq metres	19 years	Single Storey Factory	2009
3rd Chin Bee Road	Leasehold	4,950 sq metres	21 years	Factory & Office Building	2040
4th Chin Bee Road	Leasehold	15,355 sq metres	36 years	Factory & Office Building	2008
Benoi Sector	Leasehold	79,051 sq metres	18 years	Intergrated Complex Containing Office Blocks, Warehouse & Workhop	2032
6, Chin Bee Avenue	Leasehold	11,729 sq metres	27 years	Single Storey Warehouse With Offices	2043
Chin Bee Drive	Leasehold	6,872 sq metres	22 years	Factory & Office Building	2008
Enterprise Road, Singapore	Leasehold	10,140 sq metres	24 years	2 Single Storey Warehouse Building With Offices	2038
17 Ford Avenue	Freehold	2,321 sq metres	40 years	Two Storey Residential House	
Jalan Boon Lay, Singapore	Leasehold	22,375 sq metres	29 years	Industrial Land & Building	2030
Jurong Pier Road	Leasehold	16,456 sq metres	37 years	Workshop & Office Building	2026
Kampong Arang Road	Leasehold	8,357 sq metres	36 years	Motor Workshop, Showroom & Office Building	2034
Kwong Min Road, Singapore	Leasehold	4,546 sq metres	34 years	Factory Complex With Warehouse & Offices	2028
Lot 1341 Korakuen Orange Court, Orange Grove Road	Freehold	2,524 sq metres	11 years	Service Apartment Building	
Lot 676, Orange Grove Road	Leasehold	3,374 sq metres	7 years	Service Apartment Building	2092
Sime Darby Centre, Dunearn Road	Leasehold	13,088 sq metres	19 years	Commercial, Warehouse & Industrial Building	2878
Ubi Road 4	Leasehold	4,993 sq metres	12 years	Motor Workshop, Showroom & Office	2020
AUSTRALIA					
Archer Drive, Moranbah, Queensland	Freehold	805 sq metres	20 years	Residential Building	
Alstonia Drive, Waipa, Queensland	Freehold	1,225 sq metres	6 years	Residential Building	
Brown Street, Alice Springs, Northern Territory	Freehold	5 hectares	36 years	Industrial Building	
Buckland Street, Biloela, Queensland	Freehold	698 sq metres	29 years	Residential Building	
Carrington Road, Torrington, Queensland	Freehold	4 hectares	31 years	Industrial Building	
Cnr Bussel Hway and Tunbridge, St Margaret River, Western Australia	Freehold	1 hectare	17 years	Motel Complex	
Cnr Connors Road and Commercial Avenue, Paget, Mackay, Queensland	Freehold	3 hectares	17 years	Industrial Building	
Cnr Kenny Street and Fearnley Street, Portsmith Cairns, Queensland	Freehold	1 hectare	23 years	Industrial Building & Workshop	
Cnr Woolcock Street and Blakey Street, Garbutt, Townsville, Queensland	Freehold	2 hectares	29 years	Industrial Building	
Gregory Highway, Emerald, Queensland	Freehold	13 hectares	13years	Industrial Building	
Goyder Road, Stuart Park, Darwin, Northern Territory	Freehold	2 hectares	32 years	Industrial Building	
Hill Road, Homebush Bay	Leasehold	4,585 sq metres		Office Building & Warehouse	2004
Kerry Road, Archerfield, Queensland	Freehold	13 hectares	58 years	Industrial Building	
Kolongo Crescent, Kalkadoon, Mt Isa, Queensland	Freehold	3 hectares	25 years	Miner's Homestead	
Port Curtis Road, Rockhampton, Queensland	Freehold	35 hectares	29 years	Office Building	
Traeger Close, Gove, Northern Territory	Leasehold	6 hectares	25 years	Industrial Building	2011
37-41, Commercial Avenue, Mackay, Queensland	Freehold	4,506 sq metres	8 years	Industrial Land	
Vasse Highway, Pemberton, Western Australia	Freehold	116 hectares	17 years	Resort Complex	
PHILIPPINES					
Makati, Metro Manila	Leasehold	1 hectare		Office Complex & Warehouse	2026

LIST OF PROPERTIES HELD
AS AT 30TH JUNE 2002

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY
THAILAND					
T. Bangtorud A. Muang, Samutsakorn	Freehold	65,583 sq metres		Industrial Land	
Poochaosamingprai Road, Phrapradaeng, Samutprakarn	Freehold	13,112 sq metres	16 years	Factory & Office Building	
Sukhumvit Road, Klongtun, Klongtoey, Bangkok	Freehold	488 sq metres	17 years	Office Building	
Srinakarin	Leasehold	8,896 sq metres	24 years	Land & Building	2025
PAPUA NEW GUINEA					
Allotment 46, Karimata Street, Lae	Leasehold	1,040 sq metres	34 years	Duplex Property	2068
Allotment 77, Hibiscus Avenue, Lae	Leasehold	1,391 sq metres	39 years	Residential Building	2057
Cnr Milford Haven Road and Malaita Street, Lae	Leasehold	2 hectares	51 years	Sales, Service & Parts Facility	2094
Spring Gardens Road, Hohola, Port Moresby	Leasehold	3 hectares	31 years	Office Building	2070
SOLOMON ISLAND					
Allotment 21, Panatina Village, Honiara	Leasehold	2,828 sq metres	19 years	Residential Building	2050
Allotment 22, Panatina Village, Honiara	Leasehold	1,812 sq metres	19 years	Residential Building	2050
Allotment 23, Panatina Village, Honiara	Leasehold	1,320 sq metres	19 years	Residential Building	2050
Honiara Facility, Guadalcanal Island	Leasehold	2 hectares	19 years	Industrial Property	2031
NEW ZEALAND					
42-46 Great South Road, New Market, Auckland	Leasehold	2,798 sq metres		Showroom & Admin Block	2022
16B St Marks Road, Remuera Auckland	Leasehold	400 sq metres		Workshop	2006
21 Great South Road, New Market, Auckland	Leasehold	1,450 sq metres		Showroom & Workshop	2014
24 Great South Road, New Market, Auckland	Leasehold	750 sq metres		Workshop & Office	2005
3 Mauranui Ave, New Market, Auckland	Leasehold	1,478 sq metres		Office & Warehouse	2004
30 Great South Road, New Market, Auckland	Leasehold	1,012 sq metres		Showroom	2008
38 Great South Road, New Market, Auckland	Freehold	1,518 sq metres		Showroom & Workshop	
40 Great South Road, New Market, Auckland	Leasehold	1,440 sq metres		Showroom & Workshop	2022
7 Mauranui Ave, Epsom, Auckland	Leasehold	1,277 sq metres		Workshop & Parts Department	2004
9-11 Mauranui Ave, Epsom, Auckland, New Zealand	Leasehold	2,554 sq metres	14 years	Workshop & Parts	2008
82, Great South Road, New Market, Auckland	Leasehold	1,763 sq metres		Showroom	2028
OTHERS					
Bognor Regis, UK	Freehold	268,000 sq metres	5 years	Factory, Office & Domestic Buildings	
Bognor Regis, UK	Leasehold	12,000 sq metres	21 years	Warehouse	2993
5 Duy Tan Street, Vung Tau, Vietnam	Leasehold	6,123 sq metres		Service Apartment	2031
50 Wynnstay Gardens, Kensington, England	Leasehold	1,800 sq metres		4 Bedroom Residential Flat	2985
Hai Yu Zhong Xian Road, Xinying District, Haikou, Hainan, China	Leasehold	3,970 sq metres	7 years	Single Storey Motor Service Centre	2009
District No.18, Shunde Beijiao, Economic Industrial Area, China	Leasehold	2,583 sq metres	6 years	Single Storey Heavy Equipment Service Centre	2045
Essex Street, London, UK	Freehold	3,623 sq metres		7 Storey Office Block & Flats	
Ma Que Ling Industrial Zone, Shennan Road, Nan Shan District, Shenzhen, China	Leasehold	25,400 sq metres	7 years	8 Storey Industrial Building For Motor Service Centre	2022
North Side, Chongkou Cun, Guongzhou, China	Leasehold	3,400 sq metres	3 years	Motor Service Centre & Showroom	2032
Paynesfield Park, Burnarsh Hythe, Kent, England	Freehold	1,012 sq metres	12 years	2 Storey Detached Residential House	
Rua Dos Pescadores, Macau	Leasehold	3,832 sq metres	36 years	5 Storey Motor Service Centre With Vehicular Lifts	2015
Kouaoua, New Caledonia	Freehold	2 hectares	9 years	Villa & Shed	
Pouembout, New Caledonia	Freehold	3 hectares	9 years	Villa	
Kecamatan Parindu Sanggau, Kalimantan	Leasehold	11,652 hectares		Planted Land	2030
Kecamatan Parindu Sanggau, Kalimantan	Leasehold	8,322 hectares		Planted Land	2030

SIME DARBY MANAGEMENT TEAM

Sime Darby's size, business diversity and geographical spread make it necessary to strike a balance between independent corporate autonomy and Group direction and control. This vital balance is achieved by the application of basic management principles coupled with hard work, sound planning and a management structure developed to suit the Group's immediate and long-term objectives.

While the management team forms the operational base of each division and region within the Group, the divisional and regional directors form the nucleus of the Group management team, which in effect manages the operations of the Group. The continuity of operational management control and information flows up from the subsidiary company operations to the Group Management Committee and back down again to the subsidiary companies.



Sitting (left to right): Nancy Yeoh Poh Yew, Martin G Manen, Tan Sri Nik Mohamed Nik Yaacob, Datuk Othman Yusoff, Saleha binti M Ramly
Standing (left to right): Oh Teik Tatt, Dato' Mohamed Haji Said, Ahmad Zubir Hj Murshid, Datuk Syed Tamin Syed Mohamed, Jim C Sheed, John Hickman Bell, Jafar Carrim, Yip Jon Khiam, Mohamed Nor Abdul Hamid, Tan Wan Hong
Not in picture: Sean T O'Kelly

ANALYSIS OF SHAREHOLDINGS
AS AT 28TH AUGUST 2002

Class of Shares : Ordinary shares of RM0.50 each
Voting Rights : One vote per ordinary share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 1,000	4,482	12.68	1,970,777	0.09
1,000 to 10,000	24,831	70.26	79,816,451	3.43
10,001 to 100,000	5,090	14.40	146,476,003	6.29
100,001 to less than 5% of issued capital	936	2.65	686,513,459	29.51
5% and above of issued capital	4	0.01	1,411,350,384	60.68
Total	**35,343**	**100.00**	**2,326,127,074**	**100.00**

Classification of Shareholders	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Individuals	20,617	58.33	120,518,151	5.18
Banks/Finance Companies	49	0.14	667,778,007	28.71
Investment Trusts/Foundation/Charities	16	0.05	2,257,497	0.10
Industrial and Commercial Companies	982	2.78	200,210,054	8.60
Government Agencies/Insitutions	16	0.05	45,146,844	1.94
Nominees Companies	13,663	38.65	1,290,216,521	55.47
Total	**35,343**	**100.00**	**2,326,127,074**	**100.00**

Directors' Interests as per the Register of Directors' Shareholdings

Name of Director	No. of Shares Held	% of Issued Capital
In the Company		
Ordinary shares of RM0.50 each		
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	400,000	0.02
Tan Sri Nik Mohamed bin Nik Yaacob	150,000	0.01
Martin Giles Manen	13,316	*
Tan Sri Abu Talib bin Othman	10,000	*
Datuk Khatijah binti Ahmad	20,000	*
Michael Wong Pakshong	65,000	*
Options over shares		
Tan Sri Nik Mohamed bin Nik Yaacob	70,000	
Martin Giles Manen	54,000	
In Subsidiary Companies		
Sime UEP Properties Berhad		
Ordinary shares of RM1.00 each		
Tan Sri Nik Mohamed bin Nik Yaacob	10,000	*
DMIB Berhad		
Ordinary stock units of RM0.50 each		
Michael Wong Pakshong	10,000	*
Kuala Lumpur Golf & Country Club Berhad		
Participatory interest	Type of membership	
Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid	Honorary	
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary	
Tan Sri Nik Mohamed bin Nik Yaacob	Honorary	
Martin Giles Manen	Honorary	
Tan Sri Abu Talib bin Othman	Honorary	
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary	
Datuk Khatijah binti Ahmad	Honorary	
Dato' Mohamed Azman bin Yahya	Honorary	
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary	
Michael Wong Kuan Lee	Honorary	

* less than 0.01%

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in shares in the Company or in shares in, debentures of or participatory interest made available by a related corporation.

ANALYSIS OF SHAREHOLDINGS
AS AT 28TH AUGUST 2002

30 Largest Shareholders as per the Register of Members and the Record of Depositors

Name of Shareholder	No. of Shares Held	% of Issued Capital
1 Amanah Raya Nominees (Tempatan) Sdn Bhd held in trust for Skim Amanah Saham Bumiputera	626,153,632	26.92
2 Permodalan Nasional Berhad	333,830,200	14.35
3 Employees Provident Fund Board	328,284,505	14.11
4 Anglo-Oriental (Annuities) Sdn Bhd	123,082,047	5.29
5 Malaysia Nominees (Tempatan) Sendirian Berhad held in trust for Great Eastern Life Assurance (Malaysia) Berhad (MLF)	35,667,697	1.53
6 Amanah Raya Nominees (Tempatan) Sdn Bhd held in trust for Amanah Saham Malaysia	30,432,000	1.31
7 Menteri Kewangan Malaysia Section 29 (SICDA)	8,850,492	0.38
8 Cartaban Nominees (Asing) Sdn Bhd held in trust for Boston Safe Deposit and Trust Company for Commonwealth of Pennsylvania Public School Employees Retirement System	8,602,000	0.37
9 Amanah Raya Nominees (Tempatan) Sdn Bhd held in trust for Sekim Amanah Saham Nasional	7,595,600	0.33
10 Malaysia Nominees (Tempatan) Sendirian Berhad held in trust for Great Eastern Life Assurance (Malaysia) Berhad (MLF2)	6,623,000	0.28
11 The Central Depository (Pte) Limited	6,433,876	0.28
12 HSBC Nominees (Asing) Sdn Bhd held in trust for UBS AG Zurich for SBC Equity Fund Emerging Markets	5,504,000	0.24
13 Amanah Raya Nominees (Tempatan) Sdn Bhd held in trust for Public Growth Fund	5,318,000	0.23
14 Amanah Raya Nominees (Tempatan) Sdn Bhd held in trust for Amanah Saham Wawasan 2020	5,159,000	0.22
15 Cartaban Nominees (Asing) Sdn Bhd held in trust for Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund	5,000,000	0.21
16 HSBC Nominees (Asing) Sdn Bhd held in trust for Rowe Price International Funds for International Stock Fund	4,681,000	0.20
17 HSBC Nominees (Asing) Sdn Bhd held in trust for HSBC BK Plc for Prudential Assurance Company Ltd	4,607,000	0.20
18 Citicorp Nominees (Asing) Sdn Bhd held in trust for CB LDN for Stichting Shell Pensioenfonds	4,409,000	0.19
19 HSBC Nominees (Asing) Sdn Bhd held in trust for Abu Dhabi Investment Authority	4,328,654	0.19
20 Malaysia Nominees (Asing) Sendirian Berhad held in trust for Oversea-Chinese Bank Nominees Pte Ltd for Lee Latex (Pte) Limited (OCB33875-000MIS)	4,265,460	0.18
21 Citicorp Nominees (Tempatan) Sdn Bhd held in trust for ING Insurance Berhad (INV-IL PAR)	4,225,000	0.18
22 HSBC Nominees (Asing) Sdn Bhd held in trust for T. Rowe Price Trust Company, International Common Trust Funds	4,183,000	0.18
23 HSBC Nominees (Asing) Sdn Bhd held in trust for BNY Brussels for Dreyfus Emerging Markets Fund	4,172,800	0.18
24 Malaysia National Insurance Berhad	4,151,000	0.18
25 HDM Nominees (Asing) Sdn Bhd held in trust for Lim & Tan Securities Pte Ltd for Topview Holdings Limited	4,000,000	0.17
26 HSBC Nominees (Asing) Sdn Bhd held in trust for CMBLSA for Invesco GT Asia Enterprise Fund	3,800,000	0.16
27 HSBC Nominees (Asing) Sdn Bhd held in trust for Templeton Developing Markets Trust	3,680,000	0.16
28 HSBC Nominees (Asing) Sdn Bhd held in trust for CMB(1) for Invesco GT Newly Industrialised Countries Fund	3,580,000	0.15
29 Lembaga Tabung Angkatan Tentera	3,492,000	0.15
30 Kumpulan Wang Amanah Pencen	3,418,000	0.15
Total	**1,597,528,963**	**68.67**

Substantial Shareholders as per the Register of Substantial Shareholders, excluding nominee companies

Name of Substantial Shareholder	No. of Shares Held or Beneficially Interested in	% of Issued Capital
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	626,153,632	26.92
Permodalan Nasional Berhad	333,960,200	14.36
Yayasan Pelaburan Bumiputra, indirect interest held through Permodalan Nasional Berhad	333,960,200	14.36
Employees Provident Fund Board	344,778,305	14.82
Anglo-Oriental (Annuities) Sdn Bhd	123,082,047	5.29
Malaysia Mining Corporation Berhad, indirect interest held through Anglo-Oriental (Annuities) Sdn Bhd	123,082,047	5.29

FINANCIAL CALENDAR & SHARE PRICE MOVEMENT

Financial Calendar

Results		
First quarter	– announced	28th November 2001
Second quarter	– announced	26th February 2002
Third quarter	– announced	28th May 2002
Fourth quarter	– announced	27th August 2002
Dividends		
Interim	– record date	26th April 2002
	– paid	24th May 2002
Final (proposed)	– record date	22nd November 2002
	– payable	20th December 2002
Annual General Meeting		31st October 2002

Stock Exchange Listing
Kuala Lumpur Stock Exchange

Share Prices On The Kuala Lumpur Stock Exchange

	Calendar Year					Six Months to 30th June
	1997	1998	1999	2000	2001	2002
Highest – RM	10.40	5.70	5.85	5.75	5.20	5.60
Lowest – RM	3.30	1.45	4.24	4.16	3.60	4.72

Share Prices And Trading Volumes On The Kuala Lumpur Stock Exchange



Average share price (RM)
5.60
5.40
5.20
5.00
4.80
4.60
4.40
4.20
Volume per month ('000)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
JUL
AUG
SEPT
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUNE
2001
2002

Company No.

41759	M

Sime Darby Berhad

(Company No. 41759-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....
(BLOCK LETTERS)

of..Telephone No. ....
being a member/members of Sime Darby Berhad hereby appoint

....

or, failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Kuala Lumpur on Thursday, 31st October 2002 and at any adjournment thereof.

Resolution		For	Against
No. 1	Adoption of Report and Financial Statements		
No. 2	Declaration of Final Dividend		
No. 3	Re-appointment of Directors Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya		
No. 4	Michael Wong Pakshong		
No. 5	Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali		
No. 6	Re-election of Directors Tan Sri Abu Talib bin Othman		
No. 7	Dato' Mohamed Azman bin Yahya		
No. 8	Michael Wong Kuan Lee		
No. 9	Re-appointment of Auditors		
No. 10	Authorisation for Directors to Allot and Issue Shares		
No. 11	Proposed Share Buy-back		
No. 12	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Number of Shares	

Date.. 2002 Signature..

Notes

1. *This proxy form, duly signed, must be deposited at the office of the Share Registrar of the Company listed on the reverse side of this form not less than 48 hours before the time fixed for the meeting.*
2. A corporation must complete this proxy form under its common seal or under the hand of a duly authorised officer or attorney. A proxy need not be a member of the Company. Where a member appoints more than one (1) proxy, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
3. The signature of any joint holder is sufficient.
4. Unless voting instructions are indicated in the spaces provided above, the proxy may vote as he thinks fit.

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THE SHARE REGISTRAR

PFA Registration Services Sdn Bhd (19234-W)
Level 13, Uptown 1
No. 1, Jalan SS21/58
Damansara Uptown
47400 Petaling Jaya
Selangor Darul Ehsan
Malaysia

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82-4968

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares of RM0.50 each in Sime Darby Berhad (Company No.: 41759-M), you should at once hand this Circular and the 2002 Annual Report to the purchaser or the stockbroker, bank or agent through whom the sale was effected for onward transmission to the purchaser.

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

I. PROPOSED RENEWAL OF AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES IN ACCORDANCE WITH SECTION 67A OF THE COMPANIES ACT, 1965

II. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The ordinary resolutions in respect of the above proposals will be tabled at the 24th Annual General Meeting of the Company. Notice of the 24th Annual General Meeting of the Company together with the Form of Proxy are set out in the 2002 Annual Report of the Company despatched together with this Circular.

The Form of Proxy should be completed and returned in accordance with the instructions therein as soon as possible and in any event must be deposited at the office of the Share Registrar of the Company, PFA Registration Services Sdn. Bhd. at Level 13, Uptown 1, No. 1 Jalan SS 21/58, Damansara Uptown, 47400 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for the Annual General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

Last date and time for lodging of Form of Proxy	:	Tuesday, 29th October 2002 at 11.30 a.m.
Date and time of Annual General Meeting	:	Thursday, 31st October 2002 at 11.30 a.m.
Venue of Annual General Meeting	:	Mahkota Ballroom, Hotel Istana, 73 Jalan Raja Chulan, 50250 Kuala Lumpur, Malaysia

This Circular is dated 7th October 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions *(in alphabetical order)* shall apply throughout this Circular *(definitions denoting the singular number shall also include the plural number and vice versa, where applicable)*:

"Act"	:	Companies Act, 1965, as amended from time to time
"AGM"	:	Annual General Meeting of Sime Darby
"Board"	:	Board of Directors of Sime Darby
"Code"	:	Malaysian Code on Take-Overs and Mergers, 1998, as amended from time to time
"Director"	:	As defined in Section 4 of the Act and for the purposes of the Proposed Shareholders' Mandate includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a Director of a company in the Sime Darby Group
"EPS"	:	Earnings per share
"KLSE"	:	Kuala Lumpur Stock Exchange (30632-P)
"Listing Requirements"	:	The Listing Requirements of the KLSE as at the date of this Circular
"Major Shareholder"	:	A person who has an interest or interests in one (1) or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of Sime Darby as defined above (or any other company which is a subsidiary of Sime Darby or a holding company of Sime Darby or a subsidiary of Sime Darby's holding company). For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"Market Day"	:	A day on which the stock market of the KLSE is open for trading in securities
"NTA"	:	Net tangible assets
"PNB"	:	Permodalan Nasional Berhad (38218-X)

"Proposals"	:	Proposed Share Buy-Back and Proposed Shareholders' Mandate, collectively
"Proposed Share Buy-Back"	:	Proposed renewal of the authorisation for Sime Darby to buy-back and hold not more than 232,615,807 Sime Darby Shares representing not more than 10% of the issued and paid-up ordinary share capital of the Company as at 20th September 2002
"Proposed Shareholders' Mandate"	:	Proposed shareholders' mandate for the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the Sime Darby Group's day-to-day operations
"Related Party"	:	A Director, Major Shareholder or a person connected with such Director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the Sime Darby Group which involves the interest, direct or indirect, of a Related Party
"RM" and "sen"	:	Ringgit Malaysia and sen, respectively
"Sime Darby" or "the Company"	:	Sime Darby Berhad (41759-M)
"Sime Darby Group" or "the Group"	:	Sime Darby and its subsidiary companies, collectively
"Sime Darby Share(s)"	:	Ordinary share(s) of RM0.50 each in Sime Darby

CONTENTS

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia)

Registered Office
21st Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

7th October 2002

Directors

Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid *(Chairman)*
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Deputy Chairman)*
Tan Sri Nik Mohamed bin Nik Yaacob *(Group Chief Executive)*
Martin Giles Manen *(Group Finance Director)*
Tan Sri Abu Talib bin Othman *(Non-Executive Director)*
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Independent Non-Executive Director)*
Datuk Khatijah binti Ahmad *(Non-Executive Director)*
Dr David Li Kwok Po *(Independent Non-Executive Director)*
Dato' Mohamed Azman bin Yahya *(Independent Non-Executive Director)*
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Non-Executive Director)*
Michael Wong Kuan Lee *(Independent Non-Executive Director)*
Michael Wong Pakshong *(Independent Non-Executive Director)*

To: The Shareholders of Sime Darby Berhad

Dear Sir/Madam,

I. PROPOSED RENEWAL OF AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES IN ACCORDANCE WITH SECTION 67A OF THE COMPANIES ACT, 1965

II. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

---

1. INTRODUCTION

At an Extraordinary General Meeting held on 6th November 2001, the shareholders of the Company had approved, inter alia, the following:

(a) the renewal of the authorisation for the Company to purchase up to 232,596,007 Sime Darby Shares representing 10% of the issued and paid-up share capital of Sime Darby as at 1st October 2001. The said authorisation shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM which will be held on 31st October 2002; and

(b) the shareholders' mandate to allow the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations, and ratification of such transactions previously entered into. The mandate shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM of the Company.

On 27th August 2002, the Company announced that it proposes to seek a renewal of the authorisation for the Proposed Share Buy-Back and the Proposed Shareholders' Mandate.

The purpose of this Circular is to provide you with the details of the Proposals, to set out the views of your Board and to seek your approval for the resolutions pertaining to the Proposals to be tabled at the forthcoming AGM as Special Business. The Notice of the AGM and the Form of Proxy are enclosed together with the Annual Report of the Company for the financial year ended 30th June 2002.

2. DETAILS OF THE PROPOSED SHARE BUY-BACK

The Board of Sime Darby proposes to seek a renewal of the authorisation from the shareholders for the Company to purchase, through its stockbroker, Mayban Securities Sdn Bhd, on the KLSE and/or hold up to 232,615,807 Sime Darby Shares representing 10% of the issued and paid-up share capital of Sime Darby as at 20th September 2002.

The authority from shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back, up to the conclusion of the year 2003 AGM of Sime Darby or the expiry of the period within which the year 2003 AGM is required by law to be held, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

An amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account of RM901.7 million and RM2,383.8 million respectively (based on its audited accounts for the financial year ended 30th June 2002) will be allocated for the Proposed Share Buy-Back. The retained profits and share premium account of the Company based on its unaudited management accounts as at 31st August 2002 are RM904.6 million and RM2,384.1 million respectively. The Proposed Share Buy-Back, if implemented, will be funded by internally generated funds of the Group. The Proposed Share Buy-Back will reduce the cash of the Sime Darby Group by an amount dependent on the purchase price of Sime Darby Shares and the actual number of Sime Darby Shares bought back.

In accordance with the Listing Requirements, Sime Darby may only purchase Sime Darby Shares at a price which is not more than 15% above the weighted average market price of Sime Darby Shares for the past five (5) market days immediately preceding the date(s) of the purchase(s).

The actual number of Sime Darby Shares to be purchased, the total amount of funds involved for each purchase, and the timing of the purchase(s) will depend on the market conditions and sentiments of the stock market as well as the available financial resources of the Sime Darby Group.

In the event Sime Darby decides to purchase Sime Darby Shares, the Board will be required to make a declaration of solvency to the KLSE and release an announcement no later than 6.30 p.m. on the day the purchase is made, providing details of the description of shares purchased, the number of shares purchased, the minimum and maximum price paid for the shares, the total consideration paid, the number of shares purchased retained in treasury, the number of shares purchased which are proposed to be cancelled, the cumulative net outstanding treasury shares at the date of notification, where applicable, and, where all or any of the shares purchased are proposed to be cancelled, the adjusted share capital.

The Board may decide either to retain the Sime Darby Shares purchased as treasury shares or cancel the Sime Darby Shares or retain part of the Sime Darby Shares so purchased as treasury shares and cancel the remainder. The Board may decide to cancel the Sime Darby Shares so purchased if it is of the opinion that, in the foreseeable future, there are no investment opportunities that would result in gains adding value to the Company and hence the value of the Sime Darby Shares. If the Board decides to retain the Sime Darby Shares so purchased as treasury shares, it may distribute the treasury shares as share dividends to the shareholders and/or resell the shares on the KLSE and utilise the proceeds for any feasible investment opportunity arising in the future, or as working capital. The treatment of the purchased Sime Darby Shares held as treasury shares, whether distributed as share dividends, resold on the KLSE or cancelled by the Company, will in turn depend on the availability of retained profits and share premium reserves of the Company.

Sime Darby Shares purchased and retained by the Company as treasury shares can only be resold at a price which is not less than the weighted average market price of Sime Darby Shares for the past five (5) market days immediately preceding the date(s) of the resale(s).

In the event Sime Darby decides to resell the Company's treasury shares, Sime Darby will be required to release an announcement no later than 6.30 p.m. on the day the resale is made providing details of the number of shares resold, the minimum and maximum resale price, the total consideration received and the cumulative net outstanding treasury shares at the date of notification.

In the event that Sime Darby decides to cancel the Company's shares purchased and/or the Company's treasury shares, Sime Darby will be required to release an announcement no later than 6.30 p.m. on the day the cancellation is made, providing details of the number of shares cancelled, the date of cancellation and the outstanding and paid-up capital of Sime Darby after the cancellation.

2.1 Public Shareholding Spread

As at 20th September 2002, the public shareholding spread of the Company accounts for 53.26% of its issued and paid-up capital. Assuming the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and there is no change in the number of shares held as at 20th September 2002 by Directors of the Sime Darby Group, substantial shareholders of Sime Darby, and their associates, and shareholders holding less than 1,000 Sime Darby Shares, the public shareholding spread will decrease to 48.06%. The Board is mindful of the requirement that any purchase of Sime Darby Shares by the Company must not result in the public shareholding spread of Sime Darby falling below 25% of its issued and paid-up share capital.

2.2 Implications of the Code

The Proposed Share Buy-Back, if implemented, will not trigger the provision for a mandatory offer under the Code as the shareholding of the substantial shareholders of the Company is not expected to exceed 33% as a result of the Proposed Share Buy-Back.

In the event that the Proposed Share Buy-Back results in any substantial shareholder holding more than 33% of the voting shares of the Company, pursuant to the Code, the affected party will be obliged to make a mandatory offer for the remaining Sime Darby Shares not held by it.

However, under Practice Note 2.9.10 of the Code, the affected party may apply for an exemption from making a mandatory offer arising from the circumstances mentioned above.

2.3 Risk factors of the Proposed Share Buy-Back

The Proposed Share Buy-Back, if implemented, would reduce the financial resources of the Group, which may result in the Company having to forgo other feasible investment opportunities that may emerge in the future or, at the least, deprive the Company and the Group of interest income that can be derived from the funds utilised for the Proposed Share Buy-Back. The Proposed Share Buy-Back would also reduce the amount of resources available for distribution in the form of dividends to the shareholders of Sime Darby.

On the other hand, the financial resources of the Group may increase if the purchased Sime Darby Shares held as treasury shares are resold at prices higher than their purchase price.

The Board will be mindful of the interests of the Company, the Group and the shareholders in implementing the Proposed Share Buy-Back.

2.4 Purchase or resale of Sime Darby Shares in the previous twelve (12) months

Sime Darby has not made any purchase or resale of Sime Darby Shares in the twelve (12) months preceding the date of this Circular. As at the date of this Circular, Sime Darby does not hold any Sime Darby Shares as treasury shares.

2.5 Cancellation of Sime Darby Shares in the previous twelve (12) months

Sime Darby has not cancelled any Sime Darby Shares in the twelve (12) months preceding the date of this Circular.

3. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Board proposes to seek a shareholders' mandate to allow the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature in the normal course of business, provided such transactions are made at arms' length, on the Group's normal commercial terms which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in Section 3.1 below.

Notwithstanding the above, the Proposed Shareholders' Mandate sought does not cover any recurrent transactions of a revenue or trading nature involving the interests of the Employees Provident Fund Board ("EPF") and/or PNB and/or funds managed by PNB as KLSE had, pursuant to an application by Sime Darby, on 19th July 2001 granted a waiver to Sime Darby from complying with paragraphs 10.08 and 10.09 of the Listing Requirements in respect of such transactions involving the aforesaid parties. Consistent with the said waiver from KLSE, the Minister of Domestic Trade and Consumer Affairs had issued a prescription effective from 28th February 2002, prescribing any right in respect of shares of a company in which PNB or any unit trust managed by PNB or its related companies is deemed to have an interest by virtue of Section 6A(4) of the Act as not being an interest in a share of the company. The shareholdings of EPF, PNB and funds managed by PNB, according to the Register of Substantial Shareholders of Sime Darby as at 20th September 2002, are detailed in Section 5.5 herein.

3.1 Nature of recurrent Related Party Transactions

The principal activities of Sime Darby Group are broadly categorised under the following business sectors:

(i) investment holding;

(ii) plantations;

(iii) tyre manufacturing;

(iv) property;

(v) heavy equipment and motor vehicle distribution;

(vi) energy;

(vii) general trading, services and others.

The types of recurrent Related Party Transactions covered by the Proposed Shareholders' Mandate relate principally to the provision of services such as insurance brokerage, medical as well as operation and maintenance of a power plant, procurement of management and technical advice, purchase of raw materials and tools as well as sale of finished goods, purchase and sale of security equipment, purchase of industrial equipment engines and parts and sale of electricity and generating capacity, conducted in the ordinary course of the Group's businesses as stated above.

Details of the recurrent Related Party Transactions being carried out are tabulated as follows:

Company	Transacting Party	Nature of Transaction	Interested Director/Major Shareholder/ person connected to them	Estimated value [1] RM'000
Sime Darby and its unlisted subsidiaries as set out below: . Sime Alexander Forbes Insurance Brokers Sdn Bhd ("SAF") . Subang Jaya Medical Centre Sdn Bhd ("SJMC")	Sime UEP Properties Berhad ("Sime UEP")	. Provision of insurance brokerage services by SAF to Sime UEP; . Provision of medical services by SJMC to Sime UEP.	Tan Sri Nik Mohamed bin Nik Yaacob[2] and Dato' Mohamed bin Haji Said[3]	644
Sime Rengo Packaging (Malaysia) Sdn Bhd ("SRP")	Rengo Co. Ltd.	Procurement of management and technical advice by SRP from Rengo Co. Ltd.	Rengo Co. Ltd.[4]	1,015
Sime Inax Sdn Bhd ("SI")	Inax Corporation	Procurement of technical advice, purchase of raw materials and tools as well as sale of finished goods by SI to Inax Corporation.	Inax Corporation[5]	575
Chubb Malaysia Sdn Bhd ("Chubb")	Chubb International Limited and its group of companies as set out below: . Chubb Safe Equipment Company . Chubb Singapore Pte Ltd . Chubb Thailand Ltd . Chubb Hongkong Ltd	Purchase of security equipment and systems by Chubb. Sale of security equipment and systems by Chubb.	Chubb International Limited[6]	8,000 2,000
Sime Kubota Sdn Bhd ("SK")	Kubota Corporation	Purchase of agricultural tractors, engines and parts by SK from Kubota Corporation.	Kubota Corporation[7]	4,000
Port Dickson Power Berhad ("PDP")	Tenaga Nasional Berhad	Sale of electricity and generating capacity by PDP to Tenaga Nasional Berhad.	Tenaga Nasional Berhad[8]	306,171
	JanaUrus PDP Sdn Bhd	Procurement of operation and maintenance services of a power plant by PDP [9]	Tenaga Nasional Berhad[8]	8,000
			TOTAL	330,405

Notes:

1 *The values are merely estimates for the period from the forthcoming AGM to the next AGM based on the audited financial statements for the financial year ended 30th June 2002 and the actual amount transacted may vary.*

2 *Tan Sri Nik Mohamed bin Nik Yaacob is a Director of Sime Darby, SAF (formerly known as Sime Insurance Brokers Sdn Bhd) (a wholly-owned subsidiary of Sime Darby) as well as Sime UEP and he holds 150,000 Sime Darby Shares representing 0.01% equity interest in Sime Darby and 10,000 ordinary shares of RM1.00 each representing less than 0.01% equity interest in Sime UEP as at 20th September 2002.*

3 *Dato' Mohamed bin Haji Said is a Director of both SJMC (a wholly-owned subsidiary of Sime Darby) and Sime UEP and he holds 200,000 ordinary shares of RM1.00 each representing 0.05% equity interest in Sime UEP as at 20th September 2002.*

4 *Rengo Co. Ltd. holds 15,000,000 ordinary shares of RM1.00 each representing 30% equity interest in SRP (a subsidiary of Sime Darby) as at 20th September 2002.*

5 *Inax Corporation holds 5,000,000 ordinary shares of RM1.00 each representing 20% equity interest in SI (a subsidiary of Sime Darby) as at 20th September 2002.*

6 *Chubb International Limited holds 615,776 ordinary shares of RM1.00 each representing 30% equity interest in Chubb (a subsidiary of Sime Darby) as at 20th September 2002. Chubb International Limited is in the process of disposing certain of its businesses and investments including its shareholdings in Chubb to Gunnebo Holdings Aps ("Gunnebo"). Upon completion of the disposal, Gunnebo will hold the 30% equity interest in Chubb and thereafter, Gunnebo and its group of companies will be the transacting party with Chubb in place of Chubb International Limited dealing in the same type of products and transactions.*

7 *Kubota Corporation holds 700,000 ordinary shares of RM1.00 each representing 7% equity interest in SK (a subsidiary of Sime Darby) as at 20th September 2002.*

8 *Tenaga Nasional Berhad holds 30,000 ordinary shares of RM1.00 each representing 20% equity interest in PDP (a subsidiary of Sime Darby) and 20,000 ordinary shares of RM1.00 each representing 20% equity interest in JanaUrus PDP Sdn Bhd (a subsidiary of Sime Darby) as at 20th September 2002.*

9 *New recurrent Related Party Transaction not covered by the shareholders' mandate obtained on 6th November 2001.*

3.2 Review procedures for the recurrent Related Party Transactions

The Sime Darby Group has established procedures to ensure that recurrent Related Party Transactions are conducted on normal commercial terms consistent with the Group's business practices and policies which are not more favourable to the Related Parties than those generally available to the public, and are not to the detriment of the minority shareholders.

The procedures established by the Sime Darby Group are as follows:

(i) An updated list of Related Parties shall be circulated to the operating divisions and subsidiaries from time to time for reference in ensuring that all transactions with such Related Parties are undertaken on arms' length basis and on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public. These include transacting at the prevailing market rates/prices of the service or product provider's usual commercial terms (including, where appropriate, preferential rates and discounts accorded for bulk purchases which are the same as those accorded to third-party bulk purchases), or otherwise in accordance with applicable industry norms.

(ii) All operating divisions and subsidiaries shall review the existing information systems to ensure features are incorporated into the systems for capturing information on recurrent Related Party Transactions at source, for instance, when purchase requisitions are raised.

(iii) Records shall be maintained to capture all recurrent Related Party Transactions which are entered into pursuant to the Proposed Shareholders' Mandate. Details of the recurrent Related Party

Transactions made during the financial year shall be submitted to the Group Accounts Department annually for disclosure in the annual report but where necessary, monthly reports shall be generated.

(iv) All divisions and subsidiaries are required to comply with the Sime Darby Group Procedures and Authorities ("GPAs"). The GPAs establish the minimum standards of corporate governance practices expected of the companies within the Group in pursuit of Sime Darby's corporate objectives. The GPAs covering the following areas have relevance in respect of Related Party Transactions :

- defined authority limits for approval of proposed capital expenditure which include leasing or renting premises/assets for a period exceeding one (1) year. Details of the transacting parties, particularly if it is a Related Party, and terms of the transaction must be furnished in the proposal.

- the Sime Darby Group's policies on conflicts of interests which require Directors and employees to act in good faith at all times in the best interest of the companies within the Group.

- the requirement for an internal and management audit team to review the internal control systems of the Group so as to reasonably provide assurance to the Board, Audit & Accounts Committee and management of the proper conduct and adherence to controls and procedures.

- the Group's policy on Directors' purchases of Group products which should not be on terms that are more favourable than those offered to the public or employees of the Group under the staff purchase scheme. Directors are required to obtain clearance from the Group Secretarial Department before purchasing products from the Group exceeding certain limits.

- the tendering procedures to ensure competitive bidding principles are observed in the procurement of goods and services. These include setting up of tender committees, having sufficient number of vendors (normally not less than 3) to bid with all priced bids received on sealed basis and appropriately documented as well as witnessed upon opening.

- the duties and roles of the audit committees of all subsidiaries in the Sime Darby Group, which shall include, inter alia, the review of recurrent Related Party Transactions.

(v) Any Director who has an interest in any transaction shall abstain from board deliberation and voting on the relevant resolution(s) in respect of the recurrent Related Party Transaction.

(vi) The Audit & Accounts Committee shall review management's system and procedures to compile information on Related Party Transactions and, if necessary, may request the internal auditors to review management's procedures.

(vii) Any member of the Audit & Accounts Committee may, as he deems fit, request for additional information pertaining to recurrent Related Party Transactions from independent sources or advisers.

(viii) The internal audit plan shall incorporate a review of the recurrent Related Party Transactions entered into. The Audit & Accounts Committee shall review the internal audit reports to ascertain whether the established guidelines and procedures for recurrent Related Party Transactions have been complied with.

3.3 Statement by the Audit & Accounts Committee

The Audit & Accounts Committee is satisfied that the guidelines and procedures for recurrent Related Party Transactions are sufficient to ensure that such Related Party Transactions will be carried out on normal commercial terms which are not prejudicial to the interests of shareholders, and that the terms of the recurrent Related Party Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of Sime Darby.

The Audit & Accounts Committee may, at its discretion, amend the guidelines and procedures which are no longer appropriate or adequate, to ensure that the recurrent Related Party Transactions are, at all times, carried out on terms consistent with the Group's practices.

As at 20th September 2002, the Audit & Accounts Committee comprises the following members:

- Dato' Mohamed Azman bin Yahya *(Independent Non-Executive Chairman of the Committee)*
- Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Non-Executive Director)*
- Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Non-Executive Director)*
- Michael Wong Kuan Lee *(Independent Non-Executive Director)*
- Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Independent Non-Executive Director)*

3.4 Validity period of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate will take effect from the passing of the ordinary resolution in relation thereto at the forthcoming AGM and will continue to be in force until the conclusion of the year 2003 AGM of Sime Darby or the expiry of the period within which the year 2003 AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act), unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

3.5 Disclosure

The Company has disclosed the details of the recurrent Related Party Transactions conducted during the financial year ended 30th June 2002 in its 2002 Annual Report in accordance with Section 4.1.5 of Practice Note 12/2001 of the Listing Requirements.

Disclosure of the same will be made in the Annual Report for the subsequent financial year during which the Proposed Shareholders' Mandate is in force, providing amongst others, the following information:-

(i) the type of recurrent Related Party Transactions made; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions made, and their relationship with Sime Darby.

4. RATIONALE FOR AND BENEFITS OF THE PROPOSALS

4.1 Proposed Share Buy-Back

The Proposed Share Buy-Back is likely to potentially benefit the Company and its shareholders in the following manner:

(i) the Company may be able to stabilise the supply and demand of Sime Darby Shares in the open market and thereby support its fundamental value;

(ii) if the Sime Darby Shares bought back by the Company are cancelled, shareholders may enjoy an increase in the value of their investment in the Company due to the increase in the net EPS of Sime Darby as a result of the reduction in the issued and paid-up share capital of the Company as described in Section 5.1 below; and

(iii) the Board would have an opportunity to distribute any Sime Darby Shares held as treasury shares as share dividends and/or resell the treasury shares at a higher price, thereby making an exceptional gain for the Company.

4.2 Proposed Shareholders' Mandate

The recurrent Related Party Transactions are carried out in the ordinary course of business on an arms' length basis and on normal commercial terms which are not detrimental to the interests of the minority shareholders.

The recurrent Related Party Transactions entered into are intended to meet the business needs of the Group at the best possible terms as well as to explore beneficial business opportunities within the Group and with its joint-venture partners. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

By obtaining the Proposed Shareholders' Mandate and the renewal of the same on an annual basis, the necessity to make frequent announcements to the KLSE and to convene separate general meetings from time to time to seek shareholders' approval as and when such recurrent Related Party Transactions occur would not arise. This would reduce substantial administrative time, inconvenience and expenses associated with the making of announcements or the convening of such meetings, without compromising the corporate objectives of the Group or adversely affecting the business opportunities available to the Group.

5. EFFECTS OF THE PROPOSALS

The Proposed Shareholders' Mandate will not have any impact on the share capital, NTA, earnings, dividends or shareholding structure of Sime Darby.

The effects of the Proposed Share Buy-Back are as follows:

5.1 Share capital

In the event the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and all the Sime Darby Shares so acquired are cancelled, the issued and fully paid-up share capital of the Company will be as follows:

	No. of Sime Darby Shares	Amount RM
Existing issued and paid-up share capital (as at 20th September 2002)	2,326,158,074	1,163,079,037.00
Proposed Share Buy-Back	(232,615,807)	(116,307,903.50)
Total issued and paid-up share capital after the Proposed Share Buy-Back	2,093,542,267	1,046,771,133.50

If the Sime Darby Shares so purchased are retained as treasury shares, the issued share capital of the Company will not be reduced but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these Sime Darby Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisitioning of meetings, quorum for meetings and the result of votes on resolutions.

5.2 NTA and working capital

The effects of the Proposed Share Buy-Back on the NTA per share of the Company are dependent on the purchase price of the Sime Darby Shares.

If all the Sime Darby Shares purchased are cancelled, the Proposed Share Buy-Back will increase the NTA per share if the purchase price is less than the NTA per share at the time of the purchase. Conversely, the NTA per share will reduce if the purchase price exceeds the NTA per share at the time of the purchase.

The audited NTA of the Sime Darby Group as at 30th June 2002 was RM7,188.4 million, or an NTA per share of RM3.09. The historical monthly highest and lowest prices of Sime Darby Shares as traded on the KLSE for the past twelve (12) months to 20th September 2002 are set out in Appendix I herein.

The Proposed Share Buy-Back will reduce the working capital of the Sime Darby Group, with the quantum depending on the purchase price of the Sime Darby Shares and the actual number of Sime Darby Shares bought back.

5.3 Earnings

The effects of the Proposed Share Buy-Back on the EPS of the Company are dependent on the purchase price of the Sime Darby Shares and the loss in interest income from the funds utilised for the Proposed Share Buy-Back.

5.4 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and Sime Darby's dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of Sime Darby as a result of the reduction in the issued and paid-up share capital of Sime Darby as discussed in Section 5.1 above.

The proposed final dividend and the interim dividend paid on each Sime Darby Share in respect of the financial year ended 30th June 2002 amount to a total distribution of 22.5 sen gross per share comprising 19.5 sen less tax at 28% and 3 sen tax exempt.

5.5 Shareholdings

Assuming the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and there is no change in the number of shares held by the Directors and/or substantial shareholders of Sime Darby as at 20th September 2002, the effects of the Proposed Share Buy-Back on the percentage shareholdings of the Directors and/or substantial shareholders are as follows:

	Existing				After the Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
Substantial shareholders								
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	451,153,632	19.39	-	-	451,153,632	21.55	-	-
Permodalan Nasional Berhad	509,941,200	21.92	-	-	509,941,200	24.36	-	-

	Existing				After the Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
Yayasan Pelaburan Bumiputra	-	-	509,941,200	21.92	-	-	509,941,200	24.36
Employees Provident Fund Board	347,936,305	14.96	-	-	347,936,305	16.62	-	-
Anglo-Oriental (Annuities) Sdn Bhd	123,082,047	5.29	-	-	123,082,047	5.88	-	-
Malaysia Mining Corporation Berhad	-	-	123,082,047[2]	5.29	-	-	123,082,047	5.88
Directors								
Tan Sri Dato' Seri Ahmad Sarji bin Abdul Hamid	-	-	-	-	-	-	-	-
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	400,000	*	-	-	400,000	*	-	-
Tan Sri Nik Mohamed bin Nik Yaacob	150,000	*	-	-	150,000	*	-	-
Martin Giles Manen	13,316	*	-	-	13,316	*	-	-
Tan Sri Abu Talib bin Othman	10,000	*	-	-	10,000	*	-	-
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali	-	-	-	-	-	-	-	-
Datuk Khatijah binti Ahmad	20,000	*	-	-	20,000	*	-	-
Dr David Li Kwok Po	-	-	-	-	-	-	-	-
Dato' Mohamed Azman bin Yahya	-	-	-	-	-	-	-	-
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	-	-	-	-	-	-	-	-

	Existing				After the Proposed Share Buy-Back			
	--------Direct------		--------Indirect------		---------Direct---------		------Indirect------	
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
Michael Wong Kuan Lee	-	-	-	-	-	-	-	-
Michael Wong Pakshong	65,000	*	-	-	65,000	*	-	-

Notes:

1 *Yayasan Pelaburan Bumiputra owns more than 15% of the shares of Permodalan Nasional Berhad. Under Section 6(A) of the Act, Yayasan Pelaburan Bumiputra is deemed interested in Permodalan Nasional Berhad's interest in Sime Darby.*

2 *Malaysia Mining Corporation Berhad owns more than 15% of the shares of Anglo-Oriental (Annuities) Sdn Bhd. Under Section 6(A) of the Act, Malaysia Mining Corporation Berhad is deemed interested in Anglo-Oriental (Annuities) Sdn Bhd's interest in Sime Darby.*

* *The shareholding is less than 0.1%.*

6. CONDITIONS OF THE PROPOSALS

The Proposals are subject to the approval of the shareholders of Sime Darby at the forthcoming AGM.

7. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

None of the Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Share Buy-Back and, if any Sime Darby Shares acquired are held as treasury shares and later resold, the resale of the treasury shares which will be made in the open market.

Save as disclosed in Section 3.1 and below, none of the other Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

The direct and indirect shareholdings of the interested Directors and Major Shareholders in Sime Darby as at 20th September 2002 are as follows:

	-----------Direct-----------		---------Indirect----------	
	No. of shares	%	No. of shares	%
Tan Sri Nik Mohamed bin Nik Yaacob	150,000	*	-	-
Dato' Mohamed bin Haji Said	-	-	-	-
Rengo Co. Ltd.	-	-	-	-
Inax Corporation	-	-	-	-
Chubb International Limited	-	-	-	-
Kubota Corporation	-	-	-	-
Tenaga Nasional Berhad	344,000#	*	-	-

* *The shareholding is less than 0.1%*

\# *These shares represent the total investments of the Investment Fund and the Retirement Benefit Trust Fund of Tenaga Nasional Berhad which are managed by external fund managers*

Tan Sri Nik Mohamed bin Nik Yaacob has abstained and will continue to abstain from deliberating and voting on the resolution in respect of the Proposed Shareholders' Mandate at the relevant Board meetings as well as from voting in respect of his direct shareholding in Sime Darby on the resolution relating to the Proposed Shareholders' Mandate.

Tenaga Nasional Berhad will abstain from voting in respect of its direct shareholding in Sime Darby on the resolution relating to the Proposed Shareholders' Mandate.

Dato' Mohamed bin Haji Said, Rengo Co. Ltd., Inax Corporation, Chubb International Limited, Kubota Corporation and Tenaga Nasional Berhad have undertaken that they will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate should any of them acquire any shares in Sime Darby during the period from the date of this Circular to the date of the AGM.

Currently, the persons connected to the interested Directors and Major Shareholders as mentioned above do not hold any shares in Sime Darby. However, should any person connected to the interested Directors or Major Shareholders acquire any shares in Sime Darby during the period from the date of this Circular to the date of the AGM, the said interested Directors and Major Shareholders have undertaken that they shall ensure that such persons connected to them will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate at the forthcoming AGM.

8. DIRECTORS' RECOMMENDATION

The Directors, having considered all aspects of the Proposals, are of the opinion that the Proposals are in the best interests of the Company.

Accordingly, the Directors, with the exception of Tan Sri Nik Mohamed bin Nik Yaacob who has abstained from making a recommendation on the Proposed Shareholders' Mandate, recommend that you vote in favour of the resolutions to be tabled at the forthcoming AGM.

9. AGM

The Twenty-Fourth AGM of the Company, the notice of which is enclosed in the 2002 Annual Report of the Company, will be held at the Mahkota Ballroom, Hotel Istana, 73 Jalan Raja Chulan, 50250 Kuala Lumpur, Malaysia, on Thursday, 31st October 2002 at 11.30 a.m., for the purpose of considering and, if thought fit, approving, inter alia, with or without modifications, the resolutions on the Proposed Share Buy-Back and Proposed Shareholders' Mandate as Special Business.

In case you are unable to attend and vote in person at the AGM, you are urged to complete and return the Form of Proxy, which is attached together with the 2002 Annual Report of the Company, in accordance with the instructions printed therein as soon as possible and, in any event, so as to arrive at the office of the Share Registrar of the Company, PFA Registration Services Sdn. Bhd. at Level 13, Uptown 1, No. 1 Jalan SS 21/58, Damansara Uptown, 47400 Petaling Jaya Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for holding the AGM or any adjournment thereof.

The completion and lodgement of the Form of Proxy will not preclude you from attending and voting in person at the AGM should you subsequently decide to do so.

10. FURTHER INFORMATION

Shareholders are advised to refer to Appendix 1 attached herewith for further information.

Yours faithfully
for and on behalf of the Board of Directors of
SIME DARBY BERHAD

TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID
Chairman

1. RESPONSIBILITY STATEMENT

The Directors of Sime Darby have seen and approved this Circular. The Directors, collectively and individually, accept full responsibility for the information contained in this Circular and confirm that to the best of their knowledge and belief, after making all reasonable enquiries, there are no other facts the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, there are no other material contracts which have been entered into by Sime Darby and/or its subsidiary companies during the two (2) years immediately preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

(i) A Reorganisation Agreement dated 21st June 2002 between Sime Darby, DMIB Berhad ("DMIB"), Sime Engineering Services Berhad (formerly known as CMF Technology Sdn Bhd) ("SES") and SDC Tyre Sdn Bhd (formerly known as Merit Manufacturing Sdn Bhd) in relation to, inter alia, the proposed scheme of arrangement between DMIB, its stockholders and SES, the proposed transfer of the listing status of DMIB to SES and the proposed acquisition of new businesses by SES from Sime Darby and/or its subsidiary companies; and the Supplemental Agreement dated 8th August 2002 between the same parties in relation to the amendment of certain terms of the Reorganisation Agreement.

3. MATERIAL LITIGATION

Save as disclosed below, the Sime Darby Group is not engaged in any material litigation, claims or arbitration, either as plaintiff or defendant which is not in the ordinary course of business, as at the date of this Circular. The Directors of Sime Darby are not aware of any proceedings, pending or threatened against the Company and/or its subsidiaries or of any facts likely to give rise to any proceedings which might materially or adversely affect the position or business of the Company and/or its subsidiaries.

23 plaintiffs who are shareholders of Sime Bank Berhad ("Sime Bank") *(now known as UMBC Sdn Bhd)*, as disclosed below, have filed an Originating Summons in the High Court naming Sime Darby as the first defendant and Sime Darby Financial Services Holdings Sdn Bhd, a wholly-owned subsidiary of Sime Darby, as the second defendant:

Aun Huat & Brothers Sdn Bhd
United Auto Supply Sdn Bhd
Sin Lam Tobacco Trading Sdn Bhd
Syarikat Perak Food Agencies Sdn Bhd
Poh Chee Meng & Sons Holdings Sdn Bhd
Poh & Tan Holdings Sdn Bhd
Poh Chee Meng
Poh Yin Hoe
Looi Ah Khuai
Poh Chee Hua
Foo Lei Hah
Poh Cheong Meng
Foo Chee Choon
Tan Yoke Yin
Poh Lay See
Loh Siew Ngoh
Ngah Yee Kong

Wong Kim
Loh Siew Choong
Putt Yit Ngor
Putt Chin Khai
Yeoh Chin Hin
Teoh Guat Eng

The Originating Summons was served on 24th February 1999. The plaintiffs are seeking a declaration that the defendants have a legal duty to extend an offer to the plaintiffs to acquire the plaintiffs' shares in Sime Bank at an offer price of not less than RM6.46 in accordance with the Securities Commission Act, 1993 and the Malaysian Code on Take-Over and Mergers, 1987 and/or the Malaysian Code on Take-Over and Mergers, 1998. They have also asked for certain consequential relief in connection with the declaration.

Another shareholder of Sime Bank, Yeoh Eng Hua, has also filed an Originating Summons in the High Court on similar grounds and the High Court has ordered this action to be heard together with the abovementioned action.

Sime Darby's legal advisors are of the opinion that the plaintiffs do not have a cause of action and that the defendants do not have any obligations to undertake the offer. Sime Darby applied to strike out both the actions but the High Court dismissed the same. On 31st March 2000, Sime Darby filed notices of appeal to the Court of Appeal against the dismissals. The appeal has yet to be heard. In the interim, the substantive applications of the plaintiffs which were fixed for hearing on 12th and 13th August 2002 were adjourned to 28th November 2002 and 12th and 13th February 2003.

4. HISTORICAL SHARE PRICES

The monthly highest and lowest prices of Sime Darby Shares as traded on the KLSE for the past twelve (12) months to 20th September 2002 are as follows:

	High RM	Low RM
2001		
October	4.60	4.28
November	4.60	4.24
December	4.98	4.48
2002		
January	5.00	4.80
February	5.25	4.84
March	5.50	4.80
April	5.45	4.96
May	5.55	5.20
June	5.60	4.72
July	5.45	5.00
August	5.30	5.00
September	5.00	4.96

The last transacted price of Sime Darby Shares on 26th August 2002, being the latest trading day prior to the announcement of the Proposed Share Buy-Back and Proposed Shareholders' Mandate	RM5.25
The last transacted price of Sime Darby Shares on 20th September 2002, being the latest practicable day prior to the printing of this Circular	RM4.98

Source : The Star

5. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal office hours at the Registered Office of the Company at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia, from the date of this Circular up to and including the date of the AGM:

(i) Memorandum and Articles of Association of Sime Darby;

(ii) Material contracts referred to in paragraph 2 above;

(iii) Originating summons of the material litigation referred to in paragraph 3 above; and

(iv) Audited financial statements of Sime Darby for the past two (2) financial years ended 30th June 2002.